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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dexam

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00003

FISCAL YEAR 12-31-06

PROCESSED

APR 17 2007

THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

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DAT : 4/10/07

REXAM

Annual Report 2006

investing for growth in global consumer packaging




FRIDGE



Contents



By their nature, the statements concerning the risks and uncertainties facing the Group in the Annual Report 2006 involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward looking statements. Nothing in this Annual Report should be construed as a profit forecast.

Shareholders who receive the Annual Report 2006 but wish in future years to receive instead the Annual Review, a summary version of the Annual Report, should telephone or write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom. Telephone +44 (0)870 241 3931.

The Annual Report 2006 can be viewed online at www.rexam.com/ar06. Downloadable files are also provided.

This Annual Report was produced by Rexam, designed by ID Kommunikation, Sweden, and printed by Viking Print, UK. Printed on Regency satin, an elementally chlorine-free paper with pulp made from renewable timber on a sustainable basis.

Photography by Håkan Bengtsson, Marcus Lyon and Gunnar Nydrén.

What we do

Rexam is a leading global consumer packaging company.

We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start ups.

We offer a broad range of packaging services and solutions for many industries, using different materials and technologies. Our packaging solutions are key bearers of our customers' brand values. Packaging plays a major role in our customers' positioning strategies, helping to shape consumers' brand experiences.

Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value.

Locations

Rexam is headquartered in London, UK. We have around 100 plants in more than 20 countries around the world. In 2006, we employed on average 24,200 people, almost a quarter of whom were in China and South East Asia.

Full details of all our locations can be found on www.rexam.com



REXAM

investors

Homepage / Corporate / Investors / News

Latest News

27 March 2007

Annual Report and Accounts

Annual Report 2006, Annual Review 2006 and Notice of Annual General Meeting 2007

Rexam, the global consumer packaging company and the world's largest beverage can maker, announces that copies of the above documents are being posted to shareholders today and have been submitted to the UK Listing Authority. They will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: +44 (0)20 7066 1000.

These documents can also be viewed and downloaded on the Company's website at www.rexam.com

27 March 2007

Enquiries
Company Secretary's Department
020 7227 4100

Notes to Editors
Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have around 24,200 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.7 billion and is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com

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Beverage Cans

Rexam is the world's No. 1 beverage can maker. The cans are used for a wide array of beverages, including beer, carbonated soft drinks, juices, sports and energy drinks, water, wine, spirit mixers, and iced coffee.

Our Beverage Cans business is essentially a local business operating on a global scale. In general our plants are located close to our customers to minimise transport costs.

In Europe, which for our business includes Russia, we are the No. 1 beverage can maker. We make both aluminium and steel cans and have 15 can plants and four can end plants.

In North America, which includes Mexico, we are the No. 3 beverage can maker. The market comprises solely aluminium cans. We have 17 can plants and two can end plants in the US and one can plant in Mexico.

In South America, which is also an all aluminium market, we are market leader. We have eight can plants and one can end plant in Brazil and one can plant each in Argentina and Chile.

We also have a can plant in Egypt serving the growing local and Middle East markets and one in China, as well as joint ventures in India and South Korea.

Beverage Cans account for 68% of Group sales (2005: 72%) and 71% of Group operating profit (2005: 77%) from ongoing operations.


Coca-Cola
zero





Plastic Packaging

Plastic Packaging is focused on the value added and faster growing segments of rigid plastic packaging. It includes pharmaceutical packaging, closures, packaging for cosmetics and home and personal care products as well as food. The businesses represent a global capability and are united by shared customers, common injection moulding technologies and a focus on intellectual property, innovation and operational excellence.

Products include spray samplers, lipstick and mascara cases, closures for fragrances and lotions, compacts, fine mist and foam pumps, beverage closures, food containers and drug delivery devices.

Plastic Packaging comprises some 45 plants in Europe, North America, South America, India, China and Indonesia.

It is a global manufacturing business serving global customers with the products either being filled then exported, exported and subsequently filled in the country of destination, or used in the domestic market.

Plastic Packaging accounts for 20% of Group sales (2005: 15%) and 20% of Group operating profit (2005: 14%) from ongoing operations.


ACTIVE
FOAM
A miracle on grease

Glass

Rexam is one of the main glass container manufacturers in northern Europe. Our products are used for beverages and food as well as pharmaceuticals.

It is essentially a regional business. In all we have 13 glassworks located in Denmark, Germany, the Netherlands, Poland and Sweden.

We are a leader in the application of new decorative technologies. Based on a solid foundation of manufacturing excellence, we pioneer ways of delivering differentiation through shape, size, colour and decoration for leading global and regional brands.

Glass accounts for 12% of Group sales (2005: 13%) and 9% of Group operating profit (2005: 9%) from ongoing operations.


IMPORTED
SPRING



What is our strategy?

Our main objective is to create value for our shareholders and other stakeholders through our vision of becoming the leading global consumer packaging company.

To achieve this, our strategy is to consolidate our presence in a number of carefully selected growth markets focusing on quality, service, innovation and reliability for our customers and continuous improvement in manufacturing and operational excellence.

We will consolidate our position by growing organically using our strong cash generation to invest in growth projects; building positions in growth markets and product segments through disciplined acquisitions; strengthening our relationships with our customers and suppliers and accelerating the rate of innovation to enhance our existing offering to our customers.

We are committed to operating to the highest standards of safety and acting responsibly in a way that minimises any negative impact that our business and our products may be perceived to have on society.

We measure the achievement of our objectives though a number of financial and non financial Key Performance Indicators (KPIs), the most important of which are listed opposite.



LONDON
BOMBAY SPIRITS COMPANY,
REMIUM
40% vol



Heineken



Measure	Objective	KPI
Shareholder value	Improve organic financial performance	• Sales growth • Operating profit growth • Earnings per share growth • Free cash flow • Dividend growth
	Growth by investment	• Capital expenditure • Return on investment
	Operational excellence	• Operating profit margin • Cost efficiencies and savings
Safety	Zero work related injuries	• Lost time accident rate performance • Implementation of management systems
Environment	Manage environmental impact	• No uncontrolled or abnormal environmental releases • Emissions per tonne of production
	To have certified Environmental Management Systems in all businesses	• Number of certifications

How are we doing?

Shareholder value	2006	2005	2004
Sales* (£m)	**3,647**	3,111	2,876
Underlying operating profit* (£m)	**410**	406	374
Underlying operating profit margins* (%)	**11.2**	13.1	13.0
Underlying earnings per share (pence)	**40.6**	39.5	37.5
Capital expenditure (£m gross)	**214**	176	174
Free cash flow (£m)	**173**	248	234
Ordinary dividends per share (pence)	**19.0**	18.12	17.25
Return on invested capital (%)	**15.0**	15.5	15.5
Annual cost efficiencies and savings (£m)	**32**	35	46

* From ongoing operations which reflects underlying business performance excluding businesses that have been disposed or are held for sale

For progress on Safety and Environment KPIs, see pages 27 to 29 or visit the Rexam website, www.rexam.com

2006

in summary

	2006	2005	Change %
Underlying business performance[1]			
Sales from ongoing operations[2]	**£3,647m**	£3,111m	+17
Underlying operating profit[1] from ongoing operations[2]	**£410m**	£406m	+1
Underlying profit before tax[1]	**£303m**	£307m	-1
Underlying earnings per share[1]	**40.6p**	39.5p	+3
Dividends per share	**19.0p**	18.12p	+5
Statutory results[3]			
Sales	**£3,738m**	£3,237m	+15
Operating profit	**£414m**	£420m	-1
Profit before tax	**£307m**	£331m	-7
Basic earnings per share	**39.7p**	40.4p	-2

[1] Underlying business performance is before exceptional items

[2] Ongoing operations reflect underlying business performance excluding businesses that have been disposed or are held for sale

[3] For statutory results, profits and earnings include exceptional items

Sales and underlying operating profit last five years



Sales (£m)
3,160
3,186
3,081
3,237
3,738
2002*
2003*
2004
2005
2006

* Not restated for IFRS



Underlying operating profit (£m)
320
344
389
409
415
2002*
2003*
2004
2005
2006

* Not restated for IFRS

Sales and underlying operating profit by business

Sales from ongoing operations[1] 2006



Underlying operating profit[2] ongoing operations[1] 2006



■ Beverage Cans
□ Plastic Packaging
□ Glass

	2006 £m	2005 £m	2006 £m	2005 £m
Beverage Cans	**2,490**	2,235	**292**	313
Plastic Packaging	**720**	471	**82**	57
Glass	**437**	405	**36**	36
Ongoing operations	**3,647**	3,111	**410**	406
Disposals and businesses for sale	**91**	126	**5**	3
	3,738	3,237	**415**	409

[1] Ongoing operations reflect underlying business performance excluding businesses that have been disposed or are held for sale
[2] Underlying operating profit is before exceptional items

Geographic sales

Sales by destination 2006



UK
■ Germany
□ France
□ Other Europe
□ USA
□ Brazil
□ Rest of world

	2006 £m	2005 £m
UK	**209**	220
Germany	**265**	251
France	**167**	162
Other Europe	**1,132**	1,012
USA	**1,328**	1,136
Brazil	**336**	289
Rest of world	**301**	167
	3,738	3,237

international outlook will be great assets to the board and our Group as we focus our efforts on being a market driven, innovative company and execute our strategy for growth.

Rolf Börjesson, Chairman
20 February 2007



2006 was one of the most challenging years in Rexam's recent history. We

Leslie Van de Walle, Chief Executive Officer (from 1 February 2007)

Business Review

This section looks at how we performed during 2006 and examines the principal drivers of our performance both today and for the future. The nature of our business and our aims and strategy are set out on pages 2 to 7. This part of the Annual Report also contains a section on the resources available to us and how we manage them (page 18); the characteristics of the markets in which we operate (page 19); the principal risks and uncertainties that may affect our long term value or prospects (page 22); the main relationships with stakeholders that are likely to influence our Company and its value (page 25) and how we are performing in terms of Corporate Responsibility (page 27).

Sales and underlying operating profit by business

■ Beverage Cans
□ Plastic Packaging
□ Glass

Sales from ongoing operations[1] 2006



Underlying operating profit[2] ongoing operations[1] 2006



	2006 £m	2005 £m	2006 £m	2005 £m
Beverage Cans	**2,490**	2,235	**292**	313
Plastic Packaging	**720**	471	**82**	57
Glass	**437**	405	**36**	36
Ongoing operations	**3,647**	3,111	**410**	406
Disposals and businesses for sale	**91**	126	**5**	3
	3,738	3,237	**415**	409

[1] Ongoing operations reflect underlying business performance excluding businesses that have been disposed or are held for sale
[2] Underlying operating profit is before exceptional items

Geographic sales

Sales by destination 2006

UK
■ Germany
□ France
□ Other Europe
□ USA
□ Brazil
□ Rest of world



	2006 £m	2005 £m
UK	**209**	220
Germany	**265**	251
France	**167**	162
Other Europe	**1,132**	1,012
USA	**1,328**	1,136
Brazil	**336**	289
Rest of world	**301**	167
	3,738	3,237

2006 was one of the most challenging years in Rexam's recent history. We faced a significant and unprecedented rise in input costs but the initiative and resolute and swift action of the executive team and our employees to mitigate these external forces enabled us to produce a good performance in difficult circumstances. I would like to extend my thanks to everyone for their efforts and contribution.



Rolf Börjesson, Chairman

A resilient performance

in challenging conditions

During 2006 we continued to deliver on our strategy, reporting strong top line growth; significant gains in beverage can market share; key acquisitions in emerging and growth markets; investment in growth projects as well as further operational efficiencies. The top line growth was not matched by our profits which were held back by the unprecedented rise in aluminium and energy costs, reduced prices on some of our US beverage can volumes and the weaker performance of one of our Plastic Packaging divisions.

In overall terms, sales from ongoing operations were up by 17% and underlying operating profit, which excludes exceptional items, by 1%. We increased underlying earnings per share by 3% and free cash flow generation at £173m was again good although lower than last year mainly due to the increase in capital expenditure in projects which are expected to position the business to capture future growth. Full details of the Group's 2006 performance, including the statutory results, can be found in the Business Review on pages 12 to 37.

Packaging in focus

During the year packaging has come increasingly under the spotlight in terms of environmental sustainability. The Stern Review on the economics of climate change, released in the UK in October 2006, ignited the debate, with packaging and the role of packaging inevitably drawn in.

Packaging is what gets the beverage from the filler into your glass or the drug into your bathroom cabinet as efficiently as possible and without any damage. Packaging, contrary to common perception, is actually decreasing in terms of weight. For example, over the last 20 years or so, the beverage can industry, with Rexam in the forefront, has reduced the average weight of a can by 30%. The weight of a typical glass container has fallen by a similar figure. In beverage cans, we have also seen the shift from steel to aluminium which is 100% recyclable. Aluminium is now used for some 85% of all beverage cans. Still, packaging remains a key environmental issue and as a leading global consumer packaging company we do everything that we can to ensure that we are manufacturing in a sustainable manner and that the environmental profile of our products is as favourable as possible. As long term shareholder value is our primary aim, sustainability is necessarily at the heart of what we do. As you will see in the Business Review on pages 27 to 31, we consider not just our own impact but take into account the whole supply chain, including energy use, transport and product wastage, to encourage sustainable development and reduce fossil fuel use.

Changes to the Board

During the year there were a number of changes to the Board. In September, we announced that Leslie Van de Walle was to succeed Lars Emilson as Chief Executive Officer. He became a director in January this year and took over as Chief Executive Officer on 1 February when Lars retired from the Board.

It has been my privilege to have worked closely with Lars for the last 20 years. His natural leadership qualities, strategic thinking and depth of industry knowledge have all been key to Rexam's success these recent years. On behalf of the Board I would like to thank him for the tremendous contribution he has made to Rexam and wish him all the best for the future.

Leslie joined us from the Royal Dutch Shell Group where he was Executive Vice President of Global Retail. He joined Shell in 2000, prior to which he was the Chief Executive of United Biscuits plc for whom he worked for six years. He is also a non executive director of Aegis Group plc. Full details of his biography can be found on page 39. We are naturally delighted to have secured the services of Leslie, a truly globally minded leader. He has experience in beverage and food retail and this, along with his international business to business background, will be of great value to us as we continue to pursue our strategy for growth and leadership in our industry.

At the start of the year, the senior independent director and deputy chairman of the Board, Christopher Clark, stepped down to pursue other commitments. Carl Symon, who has been on the Board since 2003, replaced him as senior independent director.

We also strengthened the Board with three new independent non executive directors whose wide ranging experience and international outlook will be great assets to the Board and our Group as we focus our efforts on being a market driven, innovative company and execute our strategy for growth.

Noreen Doyle joined us in March. She sits on the boards of Credit Suisse Group, Newmont Mining Corporation and QinetiQ and is a member of the Advisory Panel for the Macquarie European Infrastructure Fund II. Her experience as First Vice President of the European Bank for Reconstruction & Development will be invaluable as we grow our business in emerging markets organically and through acquisition.

Jean-Pierre Rodier was appointed non executive director in June. His background as former Chairman and Chief Executive of Pechiney, the international aluminium and packaging group, adds further knowledge of the packaging and aluminium industries.

In December, we welcomed Wolfgang Meusburger. He has many years experience of fast moving consumer goods industries, working in senior positions for international companies such as Mars Group, Unilever and Schöller Holding, and was the CEO of Tchibo GmbH, the food and retail group, from 1996 to 2001.

At the next AGM, David Tucker will retire from the Board after ten years as a non executive director. I would like to take this opportunity to thank him for his contribution to the transformation of this Company. His expert knowledge has been a great support for all the Board and we wish him all the best for the future.

Dividends

The Board has recommended a final dividend of 11.1p per ordinary share. Together with the interim dividend of 7.9p this represents an increase of 5% on last year. Subject to approval by the shareholders at the Annual General Meeting on 3 May 2007, the dividend will be paid on 6 June 2007 to holders of ordinary shares registered on 11 May 2007.

Summary and outlook

After many years of sustained profit growth, external forces conspired to create a challenging 2006 for us, but swift and decisive management action enabled us to deliver a resilient performance.

In 2007 we will deliver price increases, a more favourable product mix in Beverage Cans and good organic profit growth in Plastic Packaging. However, the pressure of the continuing high aluminium and other input costs, together with a weaker US dollar, are likely to counteract any progress in 2007, with the impact of the input costs expected to be most severe in the earlier part of the year.

2007 will be a year of significant capital investment by the Group for the medium and long term in facilities, processes and talent to underpin the platform for our next chapter of profitable growth, and we expect to see material benefits from these investments starting in 2008.

Rolf Börjesson, Chairman
20 February 2007



Leslie Van de Walle, Chief Executive Officer (from 1 February 2007)

Business Review

This section looks at how we performed during 2006 and examines the principal drivers of our performance both today and for the future. The nature of our business and our aims and strategy are set out on pages 2 to 7. This part of the Annual Report also contains a section on the resources available to us and how we manage them (page 18); the characteristics of the markets in which we operate (page 19); the principal risks and uncertainties that may affect our long term value or prospects (page 22); the main relationships with stakeholders that are likely to influence our Company and its value (page 25) and how we are performing in terms of Corporate Responsibility (page 27).

In 2006 Rexam delivered strong sales growth of 17% from ongoing operations, of which 10% came from existing businesses and 8% from acquisitions, reduced by 1% due to currency translation.

However, a number of external forces combined to act as a formidable headwind. Significantly higher input costs, especially aluminium and energy but also higher freight costs, lower beverage can pricing in the US as a result of a long term contract with a major US beverage can customer, and a weak performance from our Make Up division impacted on margins. The net effect of currency movements reduced underlying operating profit by £3m primarily due to the weakening of the US dollar against sterling.

We acted swiftly to mitigate these effects with price increases in some of our businesses, reduction of our cost base and product mix improvements. Continued focus on operational excellence, a key area for Rexam, resulted in £32m of cost efficiencies. However, despite all these actions, we were unable to fully offset the effects of the increase in input costs.

Underlying profit before tax was £303m but, with the benefit of a lower tax charge, underlying earnings per share were 40.6p, a rise of 3%.

Free cash flow generation was good at £173m, even allowing for higher interest costs and an increase in capital expenditure to fund the large number of growth projects. Net borrowings were £1.17bn with interest cover robust at 4.8 times, higher than our target of being above 4.0 times.

On a statutory basis, including the effect of acquisitions, disposed businesses and currency, sales were £3,738m, up 15%. On this basis, profit before tax (including exceptional items) was down 7% at £307m. The principal exceptional gain arose from a change in US retirement benefits offset by disposals and restructuring costs within Plastic Packaging. The resulting basic earnings per share were 39.7p compared with 40.4p for the equivalent period last year.

Beverage Cans

	2006	2005
Sales (£m)	**2,490**	2,235
Underlying operating profit (£m)	**292**	313
Return on sales (%)	**11.7**	14.0

2006 was a year of exceptional top line growth for our beverage can business. Volumes grew 10%, benefiting from significant market share gains in the US as well as good market growth in our three main geographic regions. Capacity utilisation remained high in all plants. The systemised exchange of best practice manufacturing across our global operations enabled us to relentlessly pursue further cost saving opportunities.

The overall profit margin of our beverage can business fell. This was due to a number of factors: the rise in aluminium and other input costs such as energy and freight; the effect of the increased aluminium cost pass through to customers in the Americas at the same conversion cost, and the consequences of a significant new sales contract in the US which secured

Top 10 consumer packaging companies by 2006 sales



Tetra Pak
O-I
Crown
Rexam
Ball
Amcor
Alcan
Toyo Seikan
St Gobain
Alcoa
0
2
4
6
8
10
US$bn

Source: Company annual accounts and Rexam estimates The figures are proforma, which for Rexam includes its 2006 acquisitions



INTENSIFIED
burn
INTENSE ENERGY

A few years ago, a can with such high defintion graphics would have been a thing of dreams. The award winning 'Illustration Impact' print technology from Rexam, which allows close to photographic print on beverage cans, shows how Rexam is committed to helping customers add value to their brands.

Aluminium spot price per tonne 2005-2006



US$
3500
3000
2500
2000
1500
2005
2006

Aluminium is by far the largest raw material cost for the Group with a total current annual spend in the order of £1.2bn. The average spot price for this commodity, which is based in US dollars, rose by around 40% in 2006.

Focus on innovation

At Rexam, we understand that customers are constantly striving to find ways to differentiate their brands. This is why we are passionate about innovation: we endeavour to find value added solutions to maximise the impact of the package.

2006 saw the launch of the Rexam SLEEK™ can size in Europe. The 330ml Rexam AluSleek, as it is known, uses the same end as the standard can, but is taller and more slender, giving a completely new look to the product. The shape is modern and fresh which makes it ideal for packaging mineral water and health drinks, as well as iced coffee, fruit juices, soft drinks and alcoholic beverages.

The AluSleek can has opened up exciting new opportunities for brands to use beverage cans in Europe, and is just one of many innovations to drive profitable growth in Rexam.


alu sleek
REXAM
alu sleek™
REXAM

greater long term volumes and value but at lower margins. As a result, underlying operating profit fell from £313m to £292m. As we renegotiate pricing and begin to see higher volumes benefit our efficiency, we expect the margin to improve but this is more likely in the medium rather than short term.

Aluminium is by far the largest raw material cost for the Group with a total annual spend currently in the order of £1.2bn. Whilst 35% of this amount is the conversion cost of the metal, the remainder arises from the aluminium material cost. The average spot price for this commodity, which is based in US dollars, rose by around 40% in 2006. In the Americas, changes in aluminium cost are largely passed through to our customers: Rexam is therefore only affected by the changes in the cost of aluminium in terms of margin. In Europe, we currently purchase approximately 250k tonnes of aluminium per annum. At the beginning of 2007, 50% was either hedged or based on a similar pass through agreement with the customers, leaving the remaining 50% exposed to spot prices for the balance of the year.

The aluminium price remains high as we go into 2007. We are less hedged than we have been in the past, and in 2006 we renegotiated a metal supply contract in the US which reduced our cost of metal for that year by £14m. We have successfully renegotiated prices in Europe with those customers whose contracts were due for renewal to reflect the higher aluminium price in the pricing structure. Currently, we are expecting a reduction in metal spot prices as we progress through 2007.

The North American market (which includes Mexico) grew for the first time in many years finishing the year 2% ahead of 2005 as the main soft drinks customers looked to cans to gain volume. Our own volumes advanced 7% primarily owing to a long term contract with one of our main customers. The focus on 12oz cans to maximise efficiencies afforded by the new contract meant that the growth of non standard, higher margin cans in our mix was less than last year. We remain the leader in 24oz cans and are committed to non standard sizes as witnessed by the conversion of four further lines to these types of can to take advantage of premium growth in the future.

In Brazil, we also saw good market development with the market growing 11% and our volumes in line with this. There was also good growth in non standard can sizes. We have recommissioned our can making factory in Jacarei, mothballed in 2004, converting it to specialty sizes to ensure that we lead that growth. We inaugurated a new plant in Cuiabá to capture the growth in this vibrant region of Brazil and started the building of an additional can end plant in Manaus, in the Amazon region, which will help consolidate our end manufacturing.

In Europe, market growth was very buoyant, fuelled by continued growth in energy drinks, the FIFA World Cup and a prolonged period of summer weather stretching well into the autumn. Our beverage can volume grew around 10%, in line with the market, benefiting from strong energy drinks growth. However, the return of the can in Germany has not been as quick as predicted by independent bodies and, whilst we remain optimistic for the longer term, we believe that growth is likely to be hampered by structural factors such as a lack of machines that accept containers for recycling.

We started the construction of a new can making plant close to Red Bull's contract filling partner in Austria which will come on line towards the end of 2007. We have been partners with Red Bull since its inception and this project will further cement our relationship with the world's No. 1 energy drink producer.

In Russia, which continues to show good growth, we are adding slim can capability as well as installing a new line at our Naro Fominsk facility. The line will be used to make a new one litre can which will help one of our main customers meet the growing market demand for larger container sizes for beer with a package that is appropriate to its brand positioning. We also announced that we are investing in a second can plant located in the Urals, which is expected to come on stream in mid 2008.

Our Egyptian beverage can plant, acquired in early 2006, has settled in well and the results of our focus on efficiency and spoilage reduction are already having a positive effect in the shape of increased output. We are now in the process of building a second line to meet demand in this growing market. We also gained a foothold as the first beverage can maker in the emerging Indian market following the formation of a joint venture with Hindustan Tin Works, a quoted Indian industrial company.

Plastic Packaging

	2006	2005
Sales (£m)	**720**	471
Underlying operating profit (£m)	**82**	57
Return on sales (%)	**11.4**	12.1

Plastic Packaging sales were 53% up on last year, with existing businesses contributing 5%, acquisitions 50% and reduced 2% by currency. Underlying profit grew through a combination of organic profit growth of 14% and acquisitions, which contributed 30%.

Although the majority of the Plastic Packaging businesses performed well, with pharmaceutical packaging, the recently acquired dispensing systems business and high barrier food containers recording a good year, the overall performance was held back by weakness in our Make Up division owing to a combination of cancelled product launches and market overcapacity. Action has been taken to reduce the Make Up cost structure in line with expected volumes and has included plant closures, streamlining of resources and downsizing, predominantly in South East Asia but also in Europe.

The overall profit margin fell in the ongoing business primarily as a result of the weakness in the Make Up division but we believe there is scope to improve margins further over time.

We continue to pursue our strategy for growth in Plastic Packaging, consolidating attractive segments with technically advanced products and significant intellectual property barriers, focusing on innovation and adding complementary



The challenge was to design an airtight pack in order to protect and preserve the long wearing isododecane based formula in Nivea's new Extreme Stay Pen. Rexam's expertise in airtight pack solutions produced a case, whose airtight capability is guaranteed by the self jointing assembly of cap and base.



Rexam has launched an airless lotion dispenser, whose innovative closure device allows for unmatched cleanliness and neutrality. The Rexam Prodigio™ will be produced in 2007.



Rexam has developed the first stackable glass wine bottles. This imaginative innovative design eliminates the need for wine racks and also enables retailers to optimise storage space.

products and technologies. In 2006, we delivered on this strategy acquiring Airspray, the world leader in non aerosol foam pumps, and the Chinese beauty packaging business of FangXin Limited, thereby enhancing our capability to serve our customers as one of the major players in the global rigid plastic packaging industry. Operational excellence is a key focus and the business is adopting proven methodologies for best practice sharing from beverage can colleagues and applying them to its own technologies and processes. With 45 sites around the world and an approach increasingly taking advantage of well embedded Lean Enterprise methodologies, there is significant potential to generate improved profit margins within Plastic Packaging.

We successfully managed to recover the majority of resin and energy price increases through price and cost efficiencies. The benefits from synergies arising from acquisitions and increased operational efficiency should enable us to make further progress.

Glass

	2006	2005
Sales (£m)	**437**	405
Underlying operating profit (£m)	**36**	36
Return on sales (%)	**8.2**	8.9

After several years of decline and uncertainty, the European market for glass containers stabilised in 2006. Sales increased by almost 8% through a combination of price increases, higher volumes and mix improvements. All sites contributed to the upswing: Poland continued its long term positive trend; Scandinavia and the Netherlands both grew after a number of years of stagnation and Germany reversed a period of decline with the strongest growth figures of all.

The unprecedented rise in energy costs, however, proved a formidable obstacle to progress. The increase in sales and management's decisive action to increase efficiency and reduce costs fully offset the effect of the rise in costs and underlying operating profit was maintained at £36m.

With capacity in the glass market more in line with demand than at any time in recent history, we continue to focus keenly on further price increases and cost efficiencies exploiting valuable synergies through the exchange of operational excellence across our sites in Europe.

Acquiring for growth

Acquisitions are one of the linch pins of our strategy for growth. We maintain a disciplined approach and our track record in recent years is reflected in a strong return on invested capital (15%). Recent acquisitions have been funded by our cash flow. We employ strict acquisition criteria, including stringent hurdle rates, return on capital and other financial measures, to ensure that we are securing the best returns for our shareholders.

Our focus is on emerging markets such as South America, Russia, India, the Middle East and China, and on faster growing segments of the consumer packaging industry such as rigid plastic packaging. During 2006 we added to both Beverage Cans and Plastic Packaging.

New growth segments in Plastic Packaging

In 2006, continuing our strategy to pursue acquisitions in a variety of high growth markets and product segments, we acquired Airspray, a listed Dutch manufacturer of non aerosol foam dispensing systems, a growing global market.

This innovative business, based on patented technologies and know how, expanded our global dispensing systems offering and made us the world leader in the high growth segment of foam pumps, with over 80% market share. The dispensing systems are inherently environmentally friendly as they do not use gas propellants.

The Airspray business has integrated rapidly and successfully into our existing operation delivering substantial synergies in selling, purchasing and manufacturing. We expect good longer term potential to develop new products and ranges and build on this innovative platform.




Pampers
Kandoo
Instant Foam Handwash
Mousse lavante pour les petites mains
Schaum Seife

In Beverage Cans, we acquired the Egyptian Can Making Company (Ecanco), the sole beverage can maker in Egypt, for £58m. The acquisition gives us a leading position in beverage cans in Egypt and North Africa and provides a base to develop these and other growing markets in the Middle East. We also formed a joint venture with the Hindustan Tin Works, a quoted Indian company, to make beverage cans in India. The plant, close to Mumbai, is the first of its kind in India.

In Plastic Packaging, as mentioned above, we acquired Airspray and FangXin for £106m and £35m respectively. We also took the first steps to establish ourselves in the Indian plastic packaging market with the acquisition of a plastic pharmaceutical packaging company, True Pack, in Bangalore.

Investing for growth

During the year, we initiated an unprecedented amount of growth capital expenditure which we expect to deliver significant returns in 2008 and beyond.

In Beverage Cans, we continued to invest in new lines for the growing product segment of non standard beverage cans in all our three main markets, US, Europe and South America. In North America, for example, non standard sizes now account for 12% of our volumes.

During the year we opened a new greenfield beverage can plant in Brazil and announced the building of a new can end plant. We also announced that we would be building two new plants in Europe - one in Austria to satisfy the continued demand for energy drinks, and the other in the Urals, Russia, to serve growing local requirements. We are adding a new line to our current plant in Russia for new one litre cans to meet the demand for larger beer containers and extending our capability into slim cans. We are also adding a further line in Egypt.

We have invested in plastic packaging plants in Poland and the UK and have approved a new purpose built Dispensing Systems facility in France which will replace two of our existing plants.

Whilst these and other projects entail capital expenditure in 2006 and 2007 that is above our historic levels, we expect to see significant benefits coming through in 2008.

Upgrading our portfolio

Part of our strategy is also to ensure that we are in the markets that offer our shareholders the best returns. Accordingly during 2006, we divested our non barrier thin wall plastics operations in the UK and Scandinavia for £23m. Both were relatively low margin businesses where we had little chance of building a sizeable regional or global presence. We also announced that we had started the process to sell our plastic bottle business, Rexam Petainer, which is based in Scandinavia and the Czech Republic, and this disposal process is still ongoing.

Resources

Our resources comprise physical assets in the form of facilities and machinery, the operational teams to run and manage these and the sales and marketing people to build long term and robust relationships with our customers and suppliers and other key stakeholders.

We invest on average in the region of £100m each year to ensure that we maintain safety and reliability and keep these physical assets at peak efficiency. The deployment of Lean Enterprise and Six Sigma methodologies and processes provide us with a framework for continuous improvement through which our businesses can achieve best in class quality, cost and delivery results. The tangible benefits are measured year on year and can be seen in the cost savings we deliver. Six Sigma and Lean Enterprise are not the only initiatives: better supply chain management, increased automation and more efficient processes all contribute to reducing our costs.

Our manufacturing operations purchase raw materials, machinery and equipment to make the beverage cans, plastic packaging and glass containers from largely the same group of suppliers as our competitors. It is our employees' ability to extract the most out of these assets in the most efficient manner that largely help determine the success of our Company. Naturally they are supported by a sales and marketing organisation whose aim is to build strong and lasting relationships with our customers through the highest levels of service.

Developing our people is therefore key. For our leaders and managers, we have our own group wide career and leadership development programme which covers the full spectrum from graduates to senior managers. This not only provides our people with clear career paths but also enables us to identify individual development needs and business skill requirements to ensure that we have the quality of people and the market know how to serve our customers. The programmes also prepare leaders for the changing role within their business, fostering openness and collaboration across our businesses.

Each of our operations has tailored engineering development programmes designed to meet the needs of the individual businesses, their people and their customers.

Financial resources

Our financial position, including the availability of equity and borrowing facilities, is also a key resource. We continue to ensure that our strategic aspirations are underpinned by a solid financial profile and a secure funding platform that gives us access to debt at competitive rates. Our credit quality is monitored on an ongoing basis by the leading independent rating agencies, Moodys and Standard & Poors, both of whom assign an investment grade rating to Rexam.

Our funding platform is spread between a committed debt facility in the bank market maturing in 2010 and the issuance of a range of bonds with maturities between 2007 and 2013. This spread of debt sources and maturities gives us good protection against changing credit markets and ensures that we are never faced with refinancing all of our debt requirements at one time. We choose to borrow in a range of different currencies which limits our exposure to any one currency and also acts as a natural hedge to our overseas assets denominated in those currencies. We further reduce our risk through borrowing a proportion of our debt at fixed rates of interest to ensure that our cost of funding is partially protected against volatility in interest rates.

Market and industry characteristics

Consumer packaging is a huge, global market worth some US$388bn according to PIRA*. In spite of a challenging year for the packaging industry, brought on largely by unprecedented rises in input costs, consumer packaging remains a vibrant and growing industry.

Long term consumer packaging market growth is in the region of 3% to 5% as a whole, although individual segments and regions may display higher growth rates. Beverage and food packaging account for more than two thirds of the total market whilst the other areas of interest to Rexam, for example packaging for pharmaceuticals and beauty/personal care products, account for more than 10%.

Consumer packaging is regarded as relatively insensitive to economic cycles as people tend to consume the same amount of food and beverages in good times as in bad. Consumers may choose another product, but it still has to be packaged. There are a number of other factors linked to social and demographic trends which also have a significant bearing on packaging demand. Population growth and GDP per capita also have a significant influence on demand, as does the ageing of the global population.

A number of key social trends have been identified that are having a major impact on developments in packaging. These include the trend towards smaller households and the accompanying rise in demand for smaller pack sizes, rising health awareness among consumers, and the increasing requirement for convenience. The issue of convenience will perhaps have the greatest impact upon the industry, encouraging innovation in packaging as consumers seek out efficient alternatives to more traditional packaging to cope with the pressures of modern day life.

Other key trends include customers' heightened requirements for brand differentiation in increasingly competitive retail environments, more awareness of environmental issues and the new regulatory requirements on packaging recycling.

Typical operating margins for the consumer packaging industry are currently around 10%. Whilst the recent rises in raw material and energy prices have affected our margins in the short term, there is no indication that margins will change significantly in the future. Where we can, we adjust selling prices to the customer to reflect changes in input costs and whilst this pattern of trading is likely to continue, rapid rises in these type of costs, such as those experienced in 2006, will inevitably have short term impact on profits.

The following section examines more specifically the characteristics of the markets in which Rexam operates.

Beverage packaging per capita vs. GDP per capita


Number of beverage packages per capita
800
700
600
500
400
300
200
100
10
20
30
40
GDP per capita '000 US$
USA
Spain
Germany
Denmark
Japan
UK
France
Greece
Argentina
Brazil
Russia
China

Growth in population and GDP per capita has a significant impact on packaging demand shown here specifically in the correlation between GDP per capita and number of beverage packages per capita.

Global consumer packaging by end use


Other 20%
Pharma 5%
Beauty 5%
Food 52%
Beverage 18%

Source: PIRA and Rexam estimates

Global consumer packaging growth


Food
Beverage
Beauty
Pharma
Other
0
1
2
3
4
5
6
7
8
% Growth rates 2005-2009

Source: PIRA and Rexam estimates

Global geographic consumer packaging growth


Europe
North America
South America
Rest of world
0
1
2
3
4
5
6
7
8
9
% Growth rates 2005-2009

Source: PIRA

* Packaging Industry Research Association



Another first for Rexam – an innovative invisible dip tube (left) compared with a conventional dip tube solution. The light refraction index properties of this new age tube make it virtually undetectable when in contact with fragrance: combining functionality with beauty.


LEVEL 7
BECK'S
LEVEL
BECK'S

InBev has partnered with Rexam to launch two new beers. Beck's Level 7, an energy beer with guarana and caffeine, and Beck's Chilled Orange with a taste of orange and kumquat. Both are offered in novel transparent UV flint bottles, designed for maximum visual impact.


curious
BRITNEY SPEARS

Rexam has pioneered production of a new blister pack spray sampler. The Rexam trial pack allows 40 sprays – sufficient to get consumers to fall in love with the product. This new innovation has been used successfully by Elizabeth Arden for the Curious Britney Spears fragrance.

Beverage cans

Beverage cans are a popular form of beverage packaging. Consumers appreciate the fact that cans are lightweight, easy to chill and that they keep the contents carbonated. Beverage producers favour them because they are quick and efficient to fill, are easy to transport and maintain product integrity. They also provide optimum exposure for the brand and are effective in moving volume (especially in multi pack formats). For retailers, cans are easy to handle and make effective use of space on supermarket shelves. Added to all this, aluminium cans are fully recyclable: in fact, they are the most recycled type of beverage packaging.

Beverage can making is a capital intensive business where profit is dependent on the high utilisation of installed plant capacity. We work continually to achieve and maintain high levels of utilisation within our facilities and therefore endeavour to operate with minimal spare capacity in our plants.

The beverage can industry is a well consolidated, global industry where Rexam is the leading player. We operate predominantly in the US, South America and Europe. There are four players in the US and three significant ones in South America and Europe. Our market share in these regions is 24%, 65% and 45% respectively. The overall global beverage can market, which is made up of largely standard 12oz (33cl) cans, is growing at a rate of some 5% pa. Growth in non standard sizes, such as those for energy drinks or larger cans for beers or iced teas is significantly faster but from a lower base.

Europe, which in our business includes Russia, produces in the region of 45bn beverage cans per year and is growing at a rate of 4% to 5% pa. In 2006, the market grew 10% with the main growth regions being the Nordic countries, Spain, Eastern Europe and Russia.

North America is the world's largest market for beverage cans with annual volumes of some 112bn cans. It is a mature market dominated at present by 12oz cans. In 2006, market growth was 2% fuelled by a 20% increase in specialty sizes, led by a more than 70% rise in energy drinks whose packaging of choice is the can. Today specialty cans account for some 12% of the total US market for beverage cans.

Brazil is the third largest beverage can market in the world with annual consumption of around 11bn cans. Improvement in economic conditions has underpinned a market growth of around 6% pa in recent years. In 2006 the market grew by 11% driven by continued growth of the economy and the fact that cans are more readily available to customers now that Rexam has establshed operations in locations away from the heartland to new growth areas.

In China, the market is developing at an average rate of 5%. Our presence in the region enables us to keep close track of this and surrounding markets. In 2006 we acquired a plant in Egypt which serves the North African and Middle Eastern markets, a 6bn can market with annual consumption growing at 10% underpinned by growing economies, further urbanisation and substitution of returnable bottle systems with one way packaging.

Securing manufacturing excellence

A platform of manufacturing and operational excellence is critical to our strategy for profitable growth. It is what our customers need and want. Importantly, efficiency savings continue to make a significant contribution to our profits each year. We continue to raise the bar with Lean Enterprise and Six Sigma based projects to drive out cost and enhance quality. We have established frameworks across our businesses for sharing of best practice.

These frameworks were well established in the more homogenous beverage can and glass businesses. The recent restructuring of the Plastic Packaging operations into one strategic sector has enabled us now to better leverage synergies across our 45 Plastic Packaging locations globally.

The setting up of formal programmes and processes enables us to systematically reduce costs and improve efficiencies in our global injection moulding operations. In this way, we ensure that everything that we do contributes to delivering value to our customers.



Plastic Packaging
Plastic is a popular and common material for packaging. Customers choose plastic because it has good barrier properties, it is highly customisable and easy to use. It is lightweight, durable, safe and unbreakable and offers wide decorative and shaping possibilities. It is also recyclable.

Plastic packaging represents a large and diversified market estimated to be worth some US$152bn on a global basis. Rexam concentrates predominantly on rigid plastic packaging which accounts for US$93bn of that total market value. Within rigid plastics we focus on packaging for beauty and personal care products, pharmaceuticals, food and household products. These segments are technologically advanced and have significant intellectual property barriers.

The rigid plastic packaging market is characterised by a high degree of fragmentation where the top ten manufacturers have 17% of the market. Overall it is growing at more than 6%, the fastest growing segment within plastic packaging.

Within rigid plastics, the various segments display different growth rates. The demand for rigid pharmaceutical packaging is expected to grow at 7% pa although the demand for some products such as dry powder inhalation devices is expected to experience double digit growth. Industry estimates put growth in the global beauty and personal care packaging market in the foreseeable future at around 4% pa, whilst the plastic closures market will grow at more than 4% pa with closures for sports beverages expected to grow at a low double digit rate.

With a mixture of standard and highly customised products, the plastic packaging market shows a high degree of both product and process innovation. This trend is likely to continue.

Glass
Glass is an important packaging material because it continues to be the material of choice for premium products. Glass tends to become an inherent part of a customers' brand values and provides unique potential to create distinctive, memorable packaging, which adds value and differentiation. The number of instantly recognisable glass containers stretches from the Absolut vodka bottle to the Marmite jar.

Furthermore, glass is hygienic and transparent. With glass, consumers can see what they are getting and because it can be refilled or recycled, in using glass consumers also feel that they are contributing to a better environment.

Rexam is a European glass manufacturer. Its operations are focused on northern Europe, a market worth €1.7bn annually, where it has a leading market share of 31%. The glass industry is currently experiencing its most favourable operating environment for a decade, notwithstanding high energy costs. Capacity and demand are in balance and the market is expected to continue to grow moderately. The market is expected to grow at a higher rate in a number of product segments, such as food, beer and spirits, particularly for export markets.

Risks and uncertainties and how we manage them
Risk is a part of doing business. Our challenge is to identify the relevant ones and to develop and monitor appropriate controls to address them.

The Rexam Board has overall responsibility for risk management which it manages through its Audit and Finance Committees. (Please refer to page 48 Internal Control in the Corporate Governance Report.) Rexam has a well defined and established process to identify and manage risks. The process is monitored and refined on an ongoing basis to ensure that the risks are being properly managed and that we are taking into account changes year on year. For example, as Rexam continues to pursue its strategy to grow its presence in emerging markets, a greater proportion of revenue and profit will be generated in potentially higher risk countries. Beverage Cans is building new plants in Russia and Brazil, has acquired a plant in Egypt and entered into a joint venture in India. Plastic Packaging has made new acquisitions in China and India. The higher growth potential comes with greater risks in terms of political and economic stability, compared with the more established and mature economies of North America and western Europe. These risks are always assessed when considering investment opportunities and setting financial policies and procedures.

Rexam's main risks and mitigating factors are set out below. Whilst no significant new risks have been identified in the year, a number of existing risks have had a direct impact on the operations during 2006 and will continue to do so in 2007. These relate principally to the significant increases in input prices namely aluminium, energy and resins.

National political and economic stability
Rexam is a global company operating in countries and regions with very different economic and political conditions and sensitivities. Our operations and earnings may therefore be adversely affected by political or economic instability and unrest including financial crisis, civil unrest, wars, international conflicts, greater and tighter government regulation on cross border trading, production, pricing and the environmental regulation. We remain vigilant to these risks. We take external advice on such matters and consider the risks when determining whether or not to do business in countries or regions which are recognised as unstable.

Changes in the cost and availability of direct materials
Steep and prolonged rises in input prices may have a material impact on our results. These rises could change the demand for our products as customers adjust their packaging mix and the materials they use. Aluminium is by far our most significant raw material cost. In the US, we are largely unaffected by short term fluctuations in the aluminium price since costs are agreed directly between customers and aluminium suppliers. We charge our customers on a pass through basis. Whilst these commercial arrangements are agreed with customers and suppliers and are intended to protect us from price risk, changes could occur in the commercial arrangements which expose Rexam to risk.
In Europe, we generally buy aluminium on behalf of our customers. To mitigate the risk, we hedge some, but not necessarily all, of the aluminium cost and associated currency requirements.

Changes in packaging legislation and the regulatory environment

Changes in laws and regulations relating to deposits on and recycling of beverage or other containers could adversely affect the business if arbitrarily implemented on a large scale in the major markets in which we operate. Our experience is that deposits and recycling pose little risk to our business per se: indeed, many of the markets in which we operate do have mandatory deposit systems. Rather, it is the way in which these systems are implemented and managed which may affect our business. To minimise the risk of arbitrary implementation, we make available our considerable experience of involvement in setting up deposit and recycling systems to ensure that such systems are optimised from the very outset.

Changes to health and food safety regulations could increase costs and also might have a material adverse effect on sales if, as a result, the public attitude towards end products for which we provide packaging is substantially affected. When it comes to such risks, we remain vigilant to changes. We engage with governmental and non governmental organisations directly or through trade associations to ensure that our views are represented.

Dependency on key customers

Our markets are typically dominated by a few key customers. Our top ten customers account for 56% of our annual sales. Of the remaining customers, none accounts for more than 1.2% of our sales. Loss of sales volumes from key customers would adversely impact our business. Many of our largest customers have traded with us for many years, during which time we have built up a strong interdependency where the relationship stretches far into the supply chain. This decreases the motive to switch supplier, always provided that we are supplying them with the quality of product they need at a competitive price.

Competitive pricing pressures

Rexam operates in competitive markets. In our largest markets we compete with large multinational corporations with significant resources and capital. Unexpected or abnormally aggressive pricing from these competitors may cause a reduction in our sales and margins. To minimise this risk, we ensure that we maintain the highest standard of operational excellence to achieve lowest cost manufacturer status. We also focus on building long term relationships with our customers with the aim of becoming an integral part of their supply chain and helping to drive out costs. Our online ordering system for beverage cans in North America is one example of how we can cement and deepen our relationships with customers.

Changes in consumer lifestyle, nutritional preferences and health related concerns

Packaging for products such as carbonated soft drinks and alcoholic beverages represent the majority of our sales. Any far reaching consumer shift away from these product types as a result of lifestyle, nutrition and health considerations, or even legislation, could have a significant impact on our customers and hence our business. Whilst it is difficult to fully plan for this change, we monitor market and consumer trends



It takes only six weeks to turn a beverage can in a recycling bin into a new can on the shop shelf. The aluminium can is an inherently sustainable form of packaging and ranks amongst the highest in the world in terms of numbers returned and recycled. For example, about 60% of all aluminium cans are recycled in the US and Europe, our two largest markets, and Rexam is active in promoting can recycling activities, partnering with raw material suppliers, retailers and government organisations, in all countries in which it operates.

Top 10 customers account for 56% of Rexam sales


56%

Rexam's top 10 customers:

Anheuser-Busch	InBev
Cadbury Schweppes	PepsiCo
Carlsberg	Procter & Gamble
Coca-Cola	Red Bull
Heineken	SABMiller



New applications such as wine, health drinks and snack foods, along with new can sizes, will help drive profitable growth in the beverage can business. Here, Italian sparkling wine, Prosecco, in a new 200ml can for on the go consumption.



Growing in cans

We are investing substantially in creating a global platform for future growth, the benefits of which we expect to see coming on stream from 2008 onwards. Most of that investment is going into beverage cans as the market for this popular type of beverage packaging continues to expand. We are not only building new plants in Brazil, Russia and Austria to meet the expected growth in demand, we are converting lines to extend our capacity for special size beverage cans such as the 16oz, 24oz and the Rexam SLEEK™ can. The conversions not only ensure that we keep our 12oz capacity in balance but also that we meet growing demand for these innovative sizes.

In 2006, we gained a foothold in the emerging Indian market forming a joint venture with Hindustan Tin Works to build the first beverage can making plant in India. The first commercial cans are expected to roll off the line in the second quarter of 2007.


Introducing a
refreshing package
for India
Rexam HTW Beverage Can (India)
A JOINT VENTURE

through our own and external business intelligence services. It is clear that consumers will still need and want beverages of some kind. New categories of drink would most likely replace any void, and beverage cans are inherently an important part of a customers' pack mix. The rise of the energy drink segment and, more recently, nutritional drinks and iced teas are examples of new categories.

Supply of faulty or contaminated products
Rexam's reputation as a business partner relies heavily on its ability to supply quality products on time and in full. The consequences of not being able to do so, owing to accidental or malicious raw material contamination or due to supply chain contamination caused by human error or equipment failure, could be severe. Such consequences might include adverse effects on consumer health, loss of market share, financial costs and loss of turnover. As part of our Environment, Health and Safety policy and our Lean Enterprise framework we have strict control measures and systems in place to ensure the safety and quality of our products are maintained.

Financial risk
Rexam's financial risk management is based upon sound economic objectives and good corporate practice. Our main financial risks are related to the availability of funds to meet our businesses needs and movements in interest and currency exchange rates as well as commodity costs. Derivative and other financial instruments are used to manage exposures under conditions laid down by the Rexam Board and monitored by its Finance Committee.

Hedging activities are used to mitigate the following risks: commodity price and currency transaction risks for commodities; fair value and cash flow interest rate risks associated with our borrowings and currency translation of net assets and transactions in overseas subsidiaries.

Rexam does not use derivative financial instruments for purposes other than for hedging its exposures. Accounting standard IAS39 was adopted on 1 January 2005, resulting in the recognition at fair value of all derivative financial instruments previously held off balance sheet under UK GAAP. To avoid income statement volatility, and where such benefits outweigh the costs of compliance, we have designated many of our economic hedges as hedging instruments under IAS39. However, for certain effective economic hedging relationships such hedge accounting treatment is not permitted under IFRS. Where hedge accounting is not achieved, fair value movements on derivatives are recorded in the consolidated income statement, which could give rise to earnings volatility.

Our policy is to maintain a range of maturity dates for borrowings, and to refinance them at the appropriate time so as to reduce refinancing risk. The issue of longer term borrowings through the Medium Term Note (MTN) programme is a key element of the debt and financial risk management process.

Fixed rate MTNs, in sterling and euros, were issued in 2002 and, simultaneous to issue, were swapped into floating rate euros and US dollars. Additional smaller private issues of MTNs have been made, mostly at floating rates, to fit into our funding profile. This has enabled us to continue to manage the fixed to floating rate proportion of borrowings and the duration of the fixed rate borrowings independently of the sourcing of funding. In line with this policy, we offered to exchange €425m of our existing €550m MTNs, due in March 2007, for a new issue of MTNs with a longer maturity date. Further details of the Group's financial risk management and derivative and non derivative financial instruments are set out in notes 23 and 24 to the consolidated financial statements.

Tax risk
As a Group we seek to plan and manage our tax affairs efficiently in the jurisdictions in which we operate. In doing so we aim to act in compliance with relevant laws and disclosure requirements. Tax planning will complement and be based around the needs of our operating businesses. In an increasingly complex international tax environment, a degree of uncertainty is inevitable in estimating our tax liabilities. We exercise our judgement in assessing the required level of provision for tax risk and allocate resources appropriately to protect our position.

Relationships
As a global consumer packaging company, we build relationships with many stakeholders from customers and employees to suppliers and people in the communities in which we operate.

Customers
Looking first at our customers, the vast majority of our sales are made to large international consumer products companies who are growing their businesses on a global basis. They are invariably world class organisations requiring consistency of service and quality to support their geographic and product expansion aims. As their industries continue to consolidate and expand they are becoming more global. At the same time, they are concentrating their supplier base and looking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

Employees
We have just over 24,000 employees in more than 20 countries around the world. In the communities where we operate we realise that we play an important role in providing employment and contributing to society. As mentioned under Resources on page 18, providing employees with a safe, fair and stimulating place to work is core to our business.

The Rexam vision - to be the leading global consumer packaging company - gives our employees a direction for the future and a clear sense of purpose. 'Leading' covers many areas: service, innovation, market share, reach and efficiency. It means being the best, and as a result of being the best, to be the most profitable company in our business. Leading also addresses how we treat each other. We want to lead in creating a rewarding environment for our people.


REXAM
you see a company you think you don't know...

At Rexam we recognise that people are vital to the success of our business. Training and development plays a major part in retaining our people and improving our business. To ensure a steady flow of talent, a Graduate Recruitment Program was launched at the end of 2006. Rexam offers a prestigious 18 month training programme for graduates every year.


REXAM
corporate responsibility
Chief Executive Officer statement
OUR BUSINESSES

Rexam's website is the first port of call for anyone wanting to discover more about our Company. The website continues to win global awards, particularly for its Investor Relations section. This year we revised the Corporate Responsibility section to bring it into line with current reporting expectations.


Further gains in line with efficiency targets
£m
50
40
30
20
10
0
2003
2004
2005
2006

Lean Enterprise is about making the best use of our assets so that we can meet our customers' needs at the most competitive cost. The more efficient and productive we can be, the more customers will value us. In recent years, we have delivered in the region of £30m to £35m in efficiency savings each year although 2004 further benefited from the synergies in conjunction with the acquisition of Latasa, the South American beverage can maker.

Our four core values, embodied in The Rexam Way, are Continuous Improvement, Trust, Teamwork and Recognition. They form a set of fundamental beliefs and underpin everything we do. They give us standards by which we can judge ourselves.

We know that involved, informed, motivated people create great companies. We are committed to training and developing our people at all levels through the organisation, whether by group wide programmes for managers or through sector or business programmes to ensure that people have the right skills to perform their job. Training and development is managed either centrally or on a local basis, depending on what is most suitable to each of our program areas and businesses. Our central programmes include the Impact Program (employee engagement), the Talent Management Program and the Horizon Program (an internal business school for leaders), all run by our Group Leadership Development team.

To best manage our local employees specific development and career advancement requirements we use a combination of group wide standardised tools and processes. These include online performance management and 360 degree review systems which help identify employee performance, development and career advancement needs. These are then handled by our businesses to ensure employees receive the most relevant and tailored training to match their specific skills and needs.

Rexam strongly believes in the principles and techniques of Lean Enterprise, the success of which relies heavily on employee empowerment and involvement in the continuous improvement of the business. Consequently, we have a training programme in place to give all employees some level of Lean Enterprise training. This ranges from overview courses to full four week Black Belt training in Six Sigma. There is a certification process in place for both Lean Enterprise and Six Sigma training, recognising employees' success in the application of the training in their own business. In addition, there is an annual Lean Enterprise Award given by the Chief Executive Officer to the best project work by an employee and his or her team. The roll out of the Lean Enterprise training was started in 1999 and it has contributed to the consistent delivery of efficiency savings of around £30m year on year.

We are also committed to keeping our employees informed of what is happening in the Group and at the local level. We have a group wide employee briefing process and sectors publish their own magazines to keep their employees informed. We also have a group wide publication 'at rexam' to provide people with a broader view of our activities and to put things into context. The Chief Executive Officer posts video broadcasts on the intranet at important times of the year, such as half year and full year results, or when there is a need to reach a wider audience quickly.

Suppliers

Rexam uses over 30,000 suppliers globally. We have a formal Corporate Responsibility (CR) programme designed to develop a systematic approach in our supply chain. In 2004, we developed this programme further with a focus on high impact and high risk suppliers. At the beginning of 2005 we re-evaluated all our existing CR initiatives. This resulted in a more extensive CR programme and a realisation that additional tools and training would be required to roll this out. Our 'Responsible Sourcing Programme' provides our employees with the appropriate information and tools to enable them to take informed decisions on the issues associated with each of our purchases and to engage suppliers in the appropriate improvement activities, where required. The programme and tools are web based and largely 'self informing', which means it is possible to roll them out globally to employees without the need for extensive travel or time taken away from normal activities for training. Whilst there is room for improvement, we are committed to supporting global programmes and facilitating positive social and environmental change through our supply chain.

Corporate Responsibility
As one of the world's leading consumer packaging companies, we acknowledge our responsibilities towards the environment and society as a whole. We are committed to managing and reporting our impacts on the societies in which we operate and are continually striving to improve and develop our Corporate Responsibility (CR) policies and performance.

Our approach to CR is risk based and we strive to integrate practical solutions into our core management procedures. We realise that sustainable development is an ongoing journey and we adopt a programme of continuous improvement to manage it, seeking innovative ways to improve technology and management systems and ensuring our decisions take account of the long term impacts.

Our CR programme addresses four clear areas:

- Environment – our environmental impacts and what we do to manage them
- Our People – workplace environment, safety and human rights for employees and stakeholders
- The Community – what we do to support the well being of the communities around our plants
- Governance – our business procedures, code of conduct and supply chain management

Each of these is dealt with below. For more detailed information, refer to the CR section in our website, www.rexam.com.

Environment
Rexam has had a formal environmental policy in place since 1991. The policy is set and implemented by our senior executives, led by the Chief Executive Officer, but ownership at every level of our organisation forms the basis of the day to day management of environmental issues.

In terms of the environment, we have three broad objectives: to reduce the consumption of resources; to minimise our impact on nature; and to increase product value.

Our operations produce a range of air emissions including carbon dioxide, particulates, nitrous oxide and volatile organic compounds. We measure our performance using a series of indicators based on industry and stakeholder expectations. We collect environmental data from all our manufacturing sites using the proprietary global web enabled Rexam Audit System (RAS) which is then collated to highlight any areas for improvement and support and to identify best practice for sharing throughout the Group.

The data covers the period June to June, rather than a calender year: 2006 figures are therefore June 2005 to June 2006. The data is normalised per tonne of production and grouped into our primary product types: metal (aluminium and steel), plastics and glass. These figures become our eco efficiency indicators. Volumes of the above mentioned emissions, measured per tonne of production, continued to fall during 2006.

For 2007, the RAS is being modified to improve our collection of near miss data and to allow cross referencing of all incident types and causes and the corresponding audit scores and recommendations.

Each plant has its own measurable targets. These, combined with our overall corporate requirements, form the basis of our Group targets. This bottom up top down approach to target setting helps to ensure consistency between our corporate and operational goals and best practice identification.

The Group targets are:

- No uncontrolled or abnormal environmental releases
- No fines imposed or actions taken against the Group
- To implement at all our plants by the end of 2007 an Environmental Management System (EMS) based on the requirements of the International Environmental Management System standard, ISO 14001
- To work with our principal suppliers to understand and help reduce environmental impacts

During 2006, there were no material uncontrolled environmental releases, although there were a number of minor reported incidents of oil and acid spillages which were quickly remedied. In 2005, the Make Up plant in Annecy, France, discovered a leak in the underground system for a solvent used for cleaning metal parts, trichloroethylene (TCE). Methods of extraction have been piloted during 2006 and we will move into the industrial extraction phase once targets for groundwater and soil concentration of TCE have been established by local authorities. The TCE leakage has been contained and does not present any immediate danger to the environment. The remedial work is expected to take at least five years to complete.

We use the ISO 14001 standard to define the overall structure and requirements of our environmental management systems. During 2006, we moved towards accreditation with ISO 14001 and the majority of our sites are on target to meet their 2007 deadline (see chart page 29) with the

Customer focus

Rexam enjoys successful long standing partnerships with many large international customers who are growing their businesses on a global scale.

One such customer is Red Bull, the world's No.1 energy drinks company, whom Rexam has supplied with iconic slim cans since 1987. During this time Rexam has remained their sole supplier of beverage cans, expanding capacity in order to match the phenomenal volume growth of Red Bull.

Rexam was well positioned to partner Red Bull when they decided to extend their packaging offering in the US with a 12oz SLEEK™ can, a larger version of the standard 250ml Slim can.

This new package size caters for the demand for larger pack sizes in the US, whilst maintaining Red Bull's distinct identity.


Red Bull
carbonated.
chilled.
carbonated.
chilled.

exception of our beverage can operations in North America. They are implementing the requirements of the ISO standard and running a programme that will meet Group targets in 2008. Their system will be audited by external specialists when implemented. The Plastic Packaging businesses in Asia started work to achieve ISO 14001 in 2005 with a target of certification by 2008.

Our people

Rexam believes that it is responsible for its employees' welfare and for providing a safe, clean, rewarding and supportive environment for them to work in. We value the positive cultural and background differences that our people bring and we aim to harness this potential for innovation in our business, processes, products and performance.

Motivation, engagement, recognition and development are important factors, along with the right of everyone to work in an environment free from discrimination and bullying. In return, we expect our employees to demonstrate high levels of ethical behaviour and have a genuine respect for the rights of individuals.

As part of our safety culture, each business reports details of all health and safety incidents directly online. The incidents are then collated and reviewed and programmes are put in place to redress the related risks. The total number of days lost per year has continued to reduce. In 2006 our average Lost Time Accident Rate was 2.2 compared with 2.5 in 2005 having reduced from 14.3 in 2002. The severity of injuries (measured by the number of days away and/or restricted time) has dropped by 74% in the period since 2002. Our lost time accident rate includes restricted work days in the calculations. This is a more precise method than the one used in our industry and by regulatory bodies such as the HSE and OSHA.

The general accident rate for all our operations continues to trend downwards. Reporting has improved significantly over the last 12 months and first aid to lost time ratios at most plants are in line with our expectations (6:1). All operations have introduced proactive indicators as performance measurements.

In 2006 we initiated a diversity and inclusiveness (D&I) programme in conjunction with our annual leadership conference. To launch the programme we held a number of workshops with our senior management to highlight the business case for D&I and the way we intend to develop and operate our business in a manner that will help us build a more diverse and inclusive culture – a precondition if we are to achieve our aim of becoming a more market driven company. We realise that D&I is not something that can be managed by simply mandating a process: we are looking at every level of our organisation across all our businesses around the world and setting a common goal of behaviour to encourage our employees to act ethically, fairly and with an open mind to all those they come into contact with. We have taken a number of steps during the year including workshops and developing appropriate plans down to country level where needed.

ISO 14001 and OHSAS 18001 certification levels


%
100
80
60
40
20
0
A B
Metal
A B
Plastics
A B
Glass

The percentage of our sites certified according to ISO 14001 (A) and OHSAS 18001 (B) at the end of 2006.

Resource consumption

Raw material tonnes/tonnes of production


2.0
1.5
1.0
0.5
0
04 05 06
Metal
04 05 06
Plastics
04 05 06
Glass

Lost time accident rate

Lost time accident rate per 100 employees per year


10
8
6
4
2
0
Industry rate
Industry rate
Industry rate
05 06
Metal
05 06
Plastics
05 06
Glass

The industry rate is based on the US Labor Statistics Data 2004 and 2005. Rexam adopts a more stringent measurement of the lost time accident rate than the rest of the industry. The Rexam definition includes lost and restricted time covering one shift.

Energy consumption

Energy Kwh/tonne of production


16,000
12,000
8,000
4,000
0
04 05 06
Metal
04 05 06
Plastics
04 05 06
Glass

The reduction in the Plastics energy consumption is mainly attributable to 2005 acquisitions which use higher cavitation moulding machines and therefore have a greater output but at a constant energy input. In 2006, we also divested a number of energy intensive blow moulding operations.



Rexam is developing new product lines to support customers' commitment to sustainability. The products above use biodegradable and recyclable corn based and wood based resin. The cost is similar to that of traditionally made products.



Where we manufacture packaging in emerging economies such as Brazil, China and India, we are proactive in these countries setting eco efficiency goals in excess of local legal requirements. Above, a mascara package that we manufacture in China.


REXAM
Environmental footprint Beverage Cans

During 2006, we developed overview footprint diagrams which map out the environmental impacts of our can making, plastic packaging and glass processes and products. These are available on our website.

The Community

Rexam plants are usually important constituents in their local communities. They are not only substantial employers, but they also contribute in many other ways: through charitable donations; staff volunteering; product donations and any other way in which they can usefully contribute to the strength and well being of their local communities.

As a UK company, we made donations to two main UK charities in 2006: The Prince's Trust and the British Occupational Health Research Foundation. We supported the making of a film for the Eco 4 The World Foundation, a United Nations sponsored educational foundation. We also allocated funds to other charities where we matched employees' fundraising efforts. However, the majority of our community work is undertaken on a local level.

In South America, for example, Rexam employees regularly organise activities to raise awareness about the importance of sustainable development in the community. In 2006, they produced leaflets to encourage recycling efforts, set up fun environmental workshops for children and at local schools, planted seeds in order to make a contribution to the natural resources in the local communities in which we operate.

At our Swedish glassworks in the rural community of Limmared, there is a good deal of commercial traffic to and from the plant. It includes trucks supplying raw materials, delivering finished products to our customers or unloading the recycled materials we use in our processes. To promote road safety, Rexam provides high visibility vests to all the children in the area. This not only makes them more visible to drivers but also serves as a reminder to the children to be aware of traffic and potential road dangers.

More examples of the work our employees have done, and continue to do, to help the people and communities and environment surrounding their sites can be found in the CR section of our website.

Governance

We are committed to complying with the standards of corporate governance in all countries in which we operate, including UK governance rules contained in the Combined Code on Corporate Governance. We also recognise the additional standards that are expected of us in terms of how we conduct our business to ensure we behave and report in an open and transparent manner.

As a leading global consumer packaging company, we realise the importance of corporate governance issues. The Board openly embraces its responsibility to promote ethical and sound business behaviour and to lead as an example to the Group. In 2006, several aspects of our reporting on corporate governance were highlighted in a report by Independent Audit Limited in the UK as being good examples of how companies should communicate in this area.

More information on our Corporate Governance can be found on pages 44 to 53 of the Annual Report 2006.

A helping hand

Rexam actively contributes to the life and well being of the local communities in which it operates. Employees regularly donate time and money to improve conditions of those around them.

In Rexam Beverage Can South America, as each and every employee strives to continually improve operational performance, they benefit directly many people in their communities who are in need of aid. This is because when they reach or exceed their performance targets, these translate into cash donations to charities chosen by the Rexam employees.

The Good Day programme, as it is called, not only helps people in need but also helps us to improve our processes as we aim for world class manufacturing excellence.


REXAM
REXAM
CESTA

The movement in exchange rates had the following impact on the translation into sterling for reported sales, underlying operating profit and underlying profit before tax in 2006:

	Sales £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	**(26)**	**(3)**	**(2)**
Euro	**(7)**	**(1)**	**(1)**
Other currencies	**3**	**1**	**1**
Total	**(30)**	**(3)**	**(2)**

Balance sheet

Most of the Group's borrowings are denominated in US dollars and euros. Year on year movements in exchange rates reduced net borrowings by £82m, due principally to the US dollar where the exchange rate moved from £1:1.74 at December 2005 to £1:1.96 at December 2006. Similarly, net equity was reduced by £95m due to the changes in exchange rates.

Retirement benefits

A detailed analysis of retirement benefits is set out in note 25 to the consolidated financial statements.

The analysis of the retirement benefit obligations net finance cost is as follows:

	2006 £m	2005 £m
Defined benefit pension plans:		
Expected return on plan assets	**126**	125
Interest on plan liabilities	**(137)**	(138)
	(11)	(13)
Retiree medical interest on liabilities	**(12)**	(16)
Net finance cost	**(23)**	(29)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of recognised income and expense. These changes increased shareholders' funds by £107m in 2006 as follows:

	£m	£m
Defined benefit pension plans:		
Plan liabilities – principally higher discount rates	**101**	
Plan assets – returns higher than expected	**32**	
Experience gains	**2**	
		135
Retiree medical:		
Experience gains	**15**	
Plan liabilities – higher discount rates	**5**	
		20
Actuarial changes before tax		**155**
Tax		**(48)**
Actuarial changes after tax		**107**

During the year the Group introduced revisions to its obligations in respect of retiree medical benefits and defined benefit pensions for certain employees in the US which reduced liabilities by £39m and £15m respectively. The Group is seeking to extend these revisions to other employees, which, if successful, would generate a further significant reduction in liabilities. There was a further reduction of £3m in UK defined benefit pensions liabilities arising on the disposal of businesses. The total reduction in liabilities attributable to these changes, after tax, was £37m, which has been recorded within exceptional items.

Cash payments to defined benefit pension plans increased as a result of a higher rate of contribution to the UK scheme, which in 2006 included £20m to reduce its deficit. Based on current actuarial projections, it is expected that cash contributions to defined benefit pension plans and retiree medical payments in 2007 will remain at similar levels to those in 2006.

The total cash payments in respect of retirement benefits are as follows:

	2006 £m	2005 £m
Defined benefit pension plans	**44**	26
Other pension plans	**4**	4
Retiree medical	**12**	18
Total cash payments	**60**	48

Underlying total net finance cost

	2006 £m	2005 £m
Net interest	**90**	76
Retirement benefit obligations net finance cost	**23**	29
Underlying total net finance cost	**113**	105

The underlying total net finance cost increased by £8m compared with the prior year, primarily as a result of higher average borrowings to fund acquisitions made in late 2005 and in the early part of 2006. In addition, interest rates were higher due in part to cancellation of fixed to floating interest rate swaps in March 2005 and the fact that average market interest rates for US dollar and euro borrowings were up by 160 basis points and 90 basis points respectively compared with the prior year. The issue of a seven year €700m Medium Term Note (MTN) in March 2006 enabled the Group to refinance, in an exchange offer, a substantial portion of the €550m MTN, due to mature in March 2007, and raised additional finance at interest rates that were lower than the existing MTN. In October 2006, shareholders approved the early conversion of the convertible preference shares; on an ongoing basis this will reduce interest cost by £5m per annum. Overall, the average interest rate during the year was 6.2%, the same as in the prior year.

Interest cover was slightly below 5 times underlying operating profit, which is in keeping with the Group's long term parameter to maintain its interest cover above 4 times. Interest cover is based on underlying operating profit and underlying total net interest expense excluding convertible preference share dividends.

Tax

The tax charge for the year was £75m (25%) on profit before exceptional items (2005: £89m (29%)). This incorporates the release of provisions held for specific tax exposures following satisfactory progress of tax audits in Europe and the reassessment of the recoverability of certain deferred tax assets. The rate would have been around 31% excluding these adjustments, reflecting the mix of territories in which Rexam operates, partially offset by the availability of tax incentives in certain jurisdictions. In 2007 and beyond the tax charge is expected more closely to reflect the underlying position.

Cash tax payments in the year were £58m compared with £47m last year. Payments in 2005 had been reduced by repayments received, following settlement of prior year tax assessments, and by the utilisation of tax losses. It is expected that the cash tax paid in future years will continue to be between 70% and 80% of the underlying income statement tax charge.

Exceptional items

The exceptional items arising in 2006 are as follows:

	£m
US retiree medical and pension gains	**53**
Restructuring and integration of businesses	**(29)**
Amortisation of acquired intangible assets	**(11)**
Litigation claim	**(8)**
Recognition of deferred tax assets on prior year acquisitions	**(3)**
Disposal of businesses	**(3)**
Total included in operating profit	**(1)**
Sale of land and property by an associate	**8**
Early redemption of convertible preference shares	**(10)**
Financing derivative market value changes	**7**
Total exceptional items before tax	**4**
Tax on exceptional items	**(9)**
Total exceptional items	**(5)**

In June 2006, a change to the US retiree medical plan was made to coordinate prescription drug benefits payable to certain retirees with cover available from the US government through the Medicare Part D programme. This change resulted in a gain of £38m, net of associated legal fees of £1m. In December 2006, changes were made to the US defined benefit pension plans, giving rise to a gain of £15m.

The principal restructuring cost arose in the Plastic Packaging sector. The decision to exit from the non barrier thin wall plastic packaging business resulted in the rationalisation of one plant and the sale of three further plants, as discussed below. In response to slower demand within part of the Make Up division, especially in the second half of 2006, action was taken to reduce its cost base: in South East Asia, to integrate the existing business with the newly acquired FangXin operations; and in France, to centralise the production of more complex beauty products. The integration programme initiated following the acquisition of Precise Technology, in December 2005, resulted in the closure of four facilities in the US. In addition, a major restructuring of the administration support function within the European beverage can operation was completed.

Intangible assets, such as technology patents and customer contracts, are required to be recognised on the acquisition of businesses and amortised over their useful life. The directors consider that separate disclosure of the amortisation of such acquired intangibles amounting to £11m (2005: £nil) aids comparison of organic growth in underlying profit. Therefore this cost, which may become more significant as the impact of recent and future acquisitions is reflected, should be separately disclosed within exceptional items.

Following a recent appeal ruling, a provision of £8m has been made in respect of a legacy litigation claim relating to an acquired business. The claim had been initiated before the Group assumed control of that business.

Consistent with the disclosure adopted in the 2005 consolidated financial statements, the recognition of deferred tax assets on prior year acquisitions of £3m (2005: £7m) has been included in exceptional items owing to their size and because they arise out of the transition to IFRS. They relate to the utilisation of tax losses not recorded at the date of acquisition, which result in a reduction in goodwill and a charge to the income statement.

In keeping with the strategy to concentrate the food plastics operations on high margin and faster growing markets, three non barrier thin wall plastic packaging businesses were sold, realising a loss of £3m. In addition, the Petainer refillable bottle business was made available for sale.

The profit of £8m on the sale of land and property, following the relocation of a manufacturing facility by an associate in Korea, has been included in exceptional items in view of its size and one off nature.

In October 2006, shareholders approved the early conversion into ordinary shares of the convertible preference shares. Following the adoption of IFRS, the convertible preference shares had become financially inefficient; the "debt" element was reclassified from equity to borrowings, the dividend thereon included within interest and no tax deduction was available on that dividend. The enhanced conversion premium of £10m, including associated costs, has been included in exceptional items due to its size and one off nature.

The fair value of the derivatives arising on financing activities directly relates to changes in interest rates and foreign exchange rates. The fair value will change as the transactions to which they relate mature, as new derivatives are transacted and due to the passage of time. The fair value change on financing derivatives for the year was a net gain of £7m (2005: £9m). The impact of embedded derivatives and derivatives arising on trading items such as commodities and forward foreign exchange contracts is included within underlying operating profit.

Earnings per share

	2006	2005
Underlying earnings per share (p)	**40.6**	39.5
Basic earnings per share (p)	**39.7**	40.4
Average number of shares (millions)	**561**	552
Year end number of shares (millions)	**583**	554

Underlying earnings per share, before exceptional items, increased from 39.5p to 40.6p, an increase of 3%. This increase was achieved principally due to the reduction in tax rate discussed above and despite a higher average number of shares in issue. The full year effect of the early redemption of the convertible preference shares, due to the higher number of ordinary shares in issue offset by a lower interest charge, would have reduced the reported underlying earnings per share for 2006 from 40.6p to 39.9p per share.

The basic earnings per share, which includes exceptional items, for the year were 39.7p per share (2005: 40.4p).

Cash flow

Free cash flow was £173m compared with £248m in 2005. This 30% reduction is largely due to an increase in growth capital expenditure (discussed below), interest and tax payments together with a higher level of retirement benefit cash contributions offset by an improvement in underlying operating profit and a lower outflow on working capital. The increase in interest paid is principally attributable to the cancellation in March 2005 of certain fixed to floating interest rate swaps, which altered the timing of payments, and a higher interest cost related to acquisition funding. Retirement benefit cash contributions and tax payments are discussed above.

	2006 £m	2005 £m
Underlying operating profit	**415**	409
Depreciation and amortisation*	**170**	172
Retirement benefit obligations	**(32)**	(20)
Change in working capital	**(6)**	(36)
Capital expenditure (net)	**(200)**	(161)
Net interest and tax paid	**(147)**	(104)
All other movements	**(27)**	(12)
Free cash flow	**173**	248
Equity dividends	**(103)**	(97)
Business cash flow	**70**	151
Acquisitions**	**(215)**	(235)
Disposals***	**25**	58
Cash flow including borrowings acquired and disposed	**(120)**	(26)
Conversion of convertible preference shares	**69**	-
Other non cash movements	**90**	(35)
Share capital changes	**9**	6
Net borrowings at the beginning of the year	**(1,220)**	(1,165)
Net borrowings at the end of the year	**(1,172)**	(1,220)

* Excludes amortisation of certain acquired intangibles amounting to £11m (2005: £nil).

** Includes net borrowings acquired of £13m (2005: £129m).

*** Includes borrowings disposed of £4m (2005: £43m)

Capital expenditure

	2006	2005
Capital expenditure (gross) (£m)	**214**	176
Depreciation and amortisation (£m)	**170**	172
Ratio (times)	**1.26**	1.02

Capital expenditure includes computer software that has been capitalised. Amortisation in 2006 excludes £11m amortised on patents, customer contracts and intangibles other than computer software.

Gross capital expenditure (which excludes disposal proceeds) was £214m, representing 126% of depreciation and amortisation. This is above the historic rate of between 100% and 110% due to the increase in expenditure on strategic and growth projects. This reflects the response to a number of growth initiatives that arose during the year and fits the strategy of expanding into new territories or products to maximise profit potential.

Going into 2007 there will be more substantial investment in growth and strategic projects, including: a wall to wall facility in Austria to supply Red Bull; a new can plant and a one litre can line in Russia; a second steel can line in Egypt; an end making plant in Brazil; and a number of line conversions in North America. These projects, together with those initiated in 2006 and a range of smaller projects within Plastic Packaging, are expected to fuel profit growth in 2008 and beyond. Therefore, it is anticipated that capital expenditure in 2007 will be within the range of 150% to 160% of depreciation and amortisation, dependant on the timing of projects.

The total profit realised on sale of property, plant and equipment during the year was £3m (2005: £7m).

Acquisitions and disposals

Expenditure on acquisitions in 2006, including borrowings assumed, totalled £215m, as set out below.

	£m
Airspray NV	**106**
Egyptian Can Making Company (Ecanco)	**58**
World Glory Limited (FangXin)	**31**
India - Beverage Can and Plastic Packaging businesses	**13**
Payments in respect of prior year acquisitions	**7**
	215

The principal transactions were in Plastic Packaging with the acquisition of Airspray in the Netherlands, FangXin in China, and True Pack Private Limited in India. It is anticipated that a further £4m will be paid in 2007 to finalise the FangXin acquisition. These acquisitions are consistent with the strategy to grow the Plastic Packaging business, to enhance its product offering and to participate in emerging market growth areas such as South East Asia and India. Within Beverage Cans, the acquisitions of Ecanco in Egypt and the joint venture with Hindustan Tin Works Limited in India both serve to extend the geographic reach of the sector.

The principal disposal was the sale of three non barrier thin wall plastic packaging businesses for £23m, including borrowings disposed and costs, as they were not expected to generate either high growth or achieve satisfactory margin improvement.

Balance sheet and borrowings

	As at 31.12.06 £m	As at 31.12.05 restated £m
Goodwill and other intangible assets	**1,532**	1,510
Property, plant and equipment	**1,191**	1,186
Retirement benefits (net of tax)	**(365)**	(548)
Other net assets	**63**	81
	2,421	2,229
Shareholders' equity, including minority interests	**1,249**	1,009
Net borrowings	**1,172**	1,220
	2,421	2,229
Return on invested capital (%) *	**15.0**	15.5
Interest cover (times) **	**4.8**	5.8
Gearing (%)***	**94**	121

* Underlying operating profit plus share of associates profit after tax divided by the average of opening and closing of each of net borrowings and shareholders' equity after adding back retirement benefit obligations (net of deferred tax). The definition has been changed to exclude the adjustment for goodwill previously written off against equity under UK GAAP as this information is not now reported in the consolidated financial statements.

** Based on underlying operating profit divided by underlying total net interest expense excluding convertible preference dividends.

*** Based on net borrowings divided by shareholders' equity including minority interests.

The early conversion of the convertible preference shares in October 2006 reduced net borrowings and increased shareholders' equity by £70m, which by itself would have reduced gearing at December 2005 from 121% to 107%.

Net borrowings include interest accruals, certain financial derivatives and, in 2005, the liability element of convertible preference shares as analysed below.

	As at 31.12.06 £m	As at 31.12.05 £m
Net borrowings excluding convertible preference shares and derivatives	**1,277**	1,224
Liability element of convertible preference shares	**-**	70
Derivative financial instruments	**(105)**	(74)
Net borrowings	**1,172**	1,220

Derivative financial instruments comprise instruments relating to net borrowings (eg cross currency and interest rate swaps) and those related to other business transactions (eg forward commodity and forward foreign exchange deals). Total derivative financial instruments are set out below.

	As at 31.12.06 £m	As at 31.12.05 £m
Cross currency swaps	**102**	74
Interest rate swaps	**3**	-
Derivative financial instruments included in net borrowings	**105**	74
Other derivative financial instruments	**29**	41
Total derivative financial instruments	**134**	115

The increase in the value of cross currency swaps can be mainly attributed to the weakening of the US dollar. The reduction in other derivatives was due principally to the increase in aluminium prices during 2006.

Dividend and dividend policy

This year the Board is recommending a final dividend of 11.1p per ordinary share bringing the total dividend for the year to 19.0p per ordinary share, an improvement of 5%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum, provided that the financial resources are available and that underlying earnings growth continues as expected.

Directors and Officers


Rolf Börjesson


Carl Symon




Michael Buzzacott




Wolfgang Meusburger


David Tucker


Noreen Doyle


Jean-Pierre Rodier




Leslie Van de Walle


Graham Chipchase


Bill Barker


David Robbie


David Gibson



The photos were taken in January 2007 when the Board visited the Dispensing Systems and Pharma plant in Le Tréport, France.

The Board considers that, with the exception of the Chairman, all the non executive directors are independent.

Chairman

Rolf Börjesson (64)
Appointed to the Board on 10 January 1996 and as Chairman on 25 May 2004. Rolf was the Chief Executive of the Company from 1 July 1996 to 25 May 2004. He is also Chairman of Ahlsell AB and a non executive director of Avery Dennison Corporation and Svenska Cellulosa AB.

Non Executive Directors

Michael Buzzacott (59)
Appointed to the Board on 17 May 2000. Michael is currently Chairman of Biofuels Corporation plc and a non executive director of Croda International Plc. He held various senior international positions in BP p.l.c. until his retirement as Group Vice President, Petrochemicals, in 2004.

Noreen Doyle (57)
Appointed to the Board on 22 March 2006. Noreen is currently a non executive director of Credit Suisse Group, Newmont Mining Corporation and QinetiQ Group PLC, and a member of the Advisory Panel for the Macquarie European Infrastructure Fund II. She held various senior operational positions at Bankers Trust Company and at the European Bank for Reconstruction & Development (EBRD) until her retirement as First Vice President of the EBRD in 2005.

Wolfgang Meusburger (53)
Appointed to the Board on 1 December 2006. Wolfgang currently sits on the board of a number of international consumer goods companies based in Europe and is Chairman of the non executive board of Schoellershammer and a non executive director of BS Group, CCT Reig Group and Chiquita Fruit Bar. He has held various senior international positions in the consumer goods industry and was Chief Executive of Tchibo GmbH until 2001. He now acts as an advisor on management issues and business development.

Jean-Pierre Rodier (59)
Appointed to the Board on 7 June 2006. Jean-Pierre is currently an associate with Mediobanca Banca di Credito Finanziario in Milan. He is also Chairman of Enterprises et Personnel and an advisor to Corporate Value Associates. He was Chief Executive of Union Minière and Chairman and Chief Executive of MetalEurop France prior to his appointment as Chairman and Chief Executive of Pechiney until 2003 when Pechiney merged with Alcan.

Carl Symon (60)
Appointed to the Board on 17 July 2003 and as senior independent director on 8 February 2006. Carl is currently Chairman of HMV Group plc, the BT Group Equality of Access Board and Clearswift Systems Limited. He is also a non executive director of BT Group plc and Rolls-Royce Group plc, and an Advisory Board member of Cross Atlantic Capital Partners. He held numerous executive positions with IBM Corp. in Canada, USA, Latin America, Asia and Europe, including Chairman and Chief Executive Officer of IBM UK, until his retirement in 2001.

David Tucker (67)
Appointed to the Board on 22 May 1997. David is a non executive director of CSR plc and Edinburgh UK Tracker Trust plc. He will retire at the Annual General Meeting 2007.

Executive Directors

Chief Executive Officer
Leslie Van de Walle (50)
Appointed to the Board on 17 January 2007 and as Chief Executive Officer on 1 February 2007. Until December 2006 Leslie was Executive Vice President of Global Retail of Royal Dutch Shell plc. Prior to joining Shell he held a number of senior international management positions with Cadbury Schweppes plc and was Chief Executive of United Biscuits plc. He is a non executive director of Aegis Group plc.

Bill Barker (57)
Appointed to the Board on 21 January 2005 with overall responsibility for the Beverage Cans businesses. Bill joined Rexam in 2001 as Sector Director of Rexam Beverage Can Americas and in 2005 became Group Director Beverage Cans. Before joining Rexam, Bill was President of the Commercial Solutions Group of Textron Fastening Systems and President of OEA Automotive Safety Products; both companies were headquartered in the US.

Graham Chipchase (44)
Appointed to the Board on 10 February 2003 as Group Finance Director and became Group Director Plastic Packaging with overall responsibility for the Plastic Packaging businesses on 14 July 2005. Before joining Rexam, Graham was Finance Director of GKN plc's Aerospace Services business and, before that, he held various positions within the BOC Group plc's US and European subsidiaries.

David Robbie (43)
Appointed to the Board on 3 October 2005 as Finance Director. Before joining Rexam David was Chief Financial Officer of Royal P&O Nedlloyd NV and, before that, Chief Financial Officer of CMG plc. He is a non executive director of the BBC.

Changes to the Board

Christopher Clark, who was the senior independent director, retired from office on 8 February 2006. Lars Emilson, the former Chief Executive of the Company, retired from office on 1 February 2007.

Company Secretary

David Gibson (44)

In addition to the executive directors, the following are members of Rexam's Group Management Committee

André Balbi
Beverage Can South America

Harry Barto
Beverage Can North America

David Gibson
Legal Affairs

Rudolph Kalveks
Business Development

Paul Martin
Information Management

Peter Moxom
Human Resources

Tomas Sjölin
Beverage Can Europe & Asia

Egbert Thüsing
Glass

Directors' Report

The directors present their Report, the audited Group consolidated financial statements and the audited Company financial statements for the year ended 31 December 2006.

Business Review

A review of the development and performance of the Group, including the financial performance during the year, can be found in the Business Review on pages 12 to 37. The principal activities, financial summary and key performance indicators relating to the Group are set out on pages 2 to 9 and a description of the principal risks and uncertainties facing the Group are discussed in the Business Review on pages 22 to 25.

The Annual Report has been prepared for, and only for, the members of the Company, as a body, and no other persons. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. By their nature, the statements concerning the risks and uncertainties facing the Group in this Annual Report involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward looking statements. Nothing in this Annual Report should be construed as a profit forecast.

Dividends

Subject to shareholder approval, the directors have proposed a final 2006 dividend of 11.1p per ordinary share. The total dividend for the year ended 31 December 2006 is 19.0p per ordinary share (2005: 18.12p).

Dividend payments

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2006	7.9	11.10.06	13.10.06	02.11.06
Proposed final 2006	11.1	09.05.07	11.05.07	06.06.07
Preference shares	3.875	08.03.06	10.03.06	31.03.06
Preference shares	3.875	06.09.06	08.09.06	02.10.06

Principal acquisitions and disposals

Details of the Group's acquisitions and disposals can be found in the Business Review. The following is a summary of the significant transactions.

Acquisitions

The following 2006 acquisitions were disclosed in the 2005 Directors' Report.

The Group announced the acquisition of the Chinese beauty packaging business of FangXin Limited on 25 January 2006. The acquisition was completed on 16 June 2006 for a total consideration of £35m.

The acquisition of the Egyptian Can Making Company (Ecanco) was announced on 30 January 2006 for a cash consideration of £58m and the acquisition was completed on 6 February 2006.

On 25 April 2006, Rexam launched a public offer to acquire Airspray NV, a dispensing systems business listed on the Dutch stock exchange, for £106m. The offer was declared unconditional on 23 May 2006.

Additionally, Rexam announced on 21 August 2006 a joint venture with Hindustan Tin Works Limited in India which was completed on 14 October 2006. Rexam holds a majority stake in the acquired company, HTW Beverage Can (India) Private Limited, and has made a cash investment of £7m.

Rexam also announced on 21 August 2006 that it had acquired True Pack Private Limited, an Indian plastic packaging company, for a total cash consideration of £6m. The acquisition was completed on 25 September 2006.

Disposals

On 7 September 2006 the Group completed the disposal of its non barrier thin wall plastic packaging business in Yate, UK to Sharp Interpack Limited and on 25 October 2006 announced the completion of the disposal of its non barrier thin wall plastic packaging businesses in Lidköping, Sweden and Stilling, Denmark to Polimoon AS. These disposals were completed for an aggregate consideration of £23m including debt disposed and costs.

Directors

The Board of directors for the year ended 31 December 2006 and at the date of this report are set out on page 39.

As stated in the 2005 Directors' Report, Christopher Clark retired as senior independent director on 8 February 2006. Carl Symon was appointed as senior independent director with effect from this date.

The following directors have been appointed to the Board during the year and up to the date of this report. With the exception of Noreen Doyle, who stood for election at the Annual General Meeting (AGM) 2006, those who will retire from the Board at the AGM 2007 are shown in the table below and, being eligible, offer themselves for election.

Appointment of directors

Name	Position	Election at AGM 2007
Leslie Van de Walle (appointed 17.01.07)	Chief Executive Officer (from 01.02.07)	✓
Noreen Doyle (appointed 22.03.06)	Non executive director	
Wolfgang Meusburger (appointed 01.12.06)	Non executive director	✓
Jean-Pierre Rodier (appointed 07.06.06)	Non executive director	✓

Leslie Van de Walle was appointed as an executive director on 17 January 2007 and succeeded Lars Emilson as Chief Executive Officer on 1 February 2007. Lars Emilson retired from the Board and as Chief Executive on 1 February 2007.

In addition to the above, the following directors will retire by rotation from the Board and, being eligible, offer themselves for re-election.

Re-election of directors

Name	Position	Re-election at AGM 2007
Michael Buzzacott	Non executive director	✓
Carl Symon	Non executive director	✓

The Board's reasons for, and recommendation of, the election or re-election of the directors identified in the tables above can be found in the Corporate Governance Report on page 47 and in the Notice of AGM 2007.

David Tucker was re-elected as a non executive director at the AGM 2006 for a further one year period as he had then served on the Board for a continuous period of nine years. He will retire from office at the AGM 2007.

The service contracts of the executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company and will be made available at the AGM 2007, as specified in the Notice of AGM 2007.

Directors' interests

None of the directors had any interest during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed to have an interest in the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in note 28 to the consolidated financial statements.

Full details of the share interests of those directors holding office on 31 December 2006 in the ordinary share capital of the Company, including any interest of a connected person, are set out in the Remuneration Report.

Research and development

The Group commits sufficient funds to enable it to keep in the forefront of all relevant product, process, market and system developments in the sectors in which it operates. Rexam works actively to manage a balanced innovation portfolio of custom and Rexam standard products. This has been achieved by establishing separate internal, customer led and open innovation programmes. Rexam's leadership in this area is demonstrated by the number of new consumer packaging products launched which include Rexam standard products such as the SLEEK™ can and the Prodigio™ airless dispenser. Expenditure on research and development during the year amounted to £14m (2005: £12m).

Financial risk management

The financial risk management and objectives of the Group and the exposure of the Group to price, credit, liquidity and cash flow risk are set out in the Business Review and note 24 to the consolidated financial statements.

Corporate responsibility

Information relating to the Company's policies towards environmental, social and governance areas of corporate responsibility (CR) can be found in the Corporate Responsibility section of the Business Review. During 2006 Rexam developed a comprehensive CR section on its website, where numerous case studies, policy documents, facts and figures underlining Rexam's involvement in and commitment to the four main areas of CR that have been identified by the Company - Environment, Our People, the Community and Governance – can be found.

Policy for directors' remuneration
The Remuneration Committee, which is chaired by the senior independent director, consists of independent non executive directors and determines remuneration levels and specific packages appropriate for each executive director, taking into account the Group's annual salary negotiations. No director is permitted to be present when his own remuneration is being discussed, nor to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders.

The remuneration of the Chairman and senior independent director is determined by the Remuneration Committee (the Chairman or senior independent director absenting himself from the discussions and vote) and non executive directors' fees are recommended by the Chairman and Chief Executive Officer and approved by the Board.

Accountability and audit

Financial reporting
The intention of the Annual Report and the Interim Report is to provide a clear assessment of the performance and prospects of Rexam. The Company prepares a full Annual Report and an Annual Review. The Annual Review qualifies as a Summary Financial Statement and condenses the information contained in the Annual Report. Shareholders who have not requested the Annual Report will receive the Annual Review. In the Annual Report, following their annual audit, the Company's auditor includes an independent report to members. The Interim Report includes a review report to the Company prepared by the Company's auditor.

For 2006 the Annual Report contains a Business Review which aims to summarise the Group's business strategy, objectives, strategic risks and financial and non financial performance. The Business Review can be found on pages 12 to 37.

Internal control
There is an ongoing process which has been in place during 2006 and up to the date of this report for identifying, evaluating, managing, monitoring and reporting the risks faced by the Group. This formal process, managed through the use of Audit and Risk Committee (ARC) meetings, is the responsibility of all of the Group's businesses and is overseen by the Finance Director and head of Internal Audit. ARC meetings are held with management to review the results of their internal risk assessments and such meetings include the continuing evaluation and development of the process for reviewing the effectiveness of the Group's system of internal control which includes all aspects relating to financial, environmental, social and governance related matters.

During 2006 the process was further refined with the introduction of risk register forms to give more detailed reporting of the methodology used to quantify the risks identified, trend analysis and the use of key performance indicators (KPIs) to help measure and assess the benefits of mitigation steps taken to manage the risks.

ARC meetings also include the results of internal audit activity covering the financial controls and risks as well as the physical risks (health, safety and environment) of all operations in the Group. The results of this process are reported to the Audit Committee by the Finance Director and the head of Internal Audit providing an opportunity for that Committee to discuss and analyse the risks reported.

In particular, and in accordance with the Turnbull Report guidance referred to below, the ARC was advised of the discovery of a leak in the underground system for a solvent used for cleaning metal parts at the Rexam plant in Annecy, France. Following a detailed assessment of the situation remedial action has been taken as detailed in the Corporate Responsibility section of the Business Review. Through the reporting of the Rexam Audit System the circumstances which gave rise to this incident have been examined. A process has been put in place for the regular examination of pipework used for solvents to reduce the likelihood of this type of leak happening again and all incidents of this nature are to be reported fully at the earliest opportunity so that remedial action can be taken without delay.

Further details of the main risks encountered by the Group are included in the Business Review.

All directors are responsible for establishing and maintaining an effective system of internal control. Whilst all elements of risk can not be eliminated, the system aims to identify, assess, prioritise and, where possible, mitigate the Group's risks. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or detected within a timely period.

The Board, in reliance upon the detailed work performed by the Audit Committee, confirms that it carried out a review of the effectiveness of the system of internal control operated within the Group during 2006 in accordance with the requirements of the Code and the revised guidance issued in October 2005 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull Report). The Board will continue to carry out such reviews on an annual basis. This review covers all controls, namely financial, operational, compliance and risk management.
In order to discharge its responsibilities in this regard the Board has established and regularly reviews the procedures necessary to implement the internal control requirements of the Code.

The framework which the Board has established with a view to providing effective internal control is supported by the following key areas:

Financial reporting
The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year, monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Forecasts are revised in the light of this comparison and also reviewed by the Board.

Responsibility
There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board. Businesses are decentralised with operating autonomy and financial responsibility delegated to corporate and local management to the extent that they have approval to operate within acceptable levels of authority and risk.

Procedures and controls
There are formal written Group financial procedures and controls in operation, including specific procedures for treasury matters and the approval of significant contracts. Corporate and local management are required to complete year end and half year representation letters formally confirming that their businesses comply with the Group's financial reporting policies and other Group policies and procedures.

Internal audit
An internal audit function monitors the accounting and financial risks faced throughout the Group and the control systems in operation to manage these. The findings are reported to the Audit Committee.

Risk management
An internal risk management function together with operational management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant health, safety and environmental risks faced by Group businesses. All businesses have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review these physical risks. The results of these audits are reported upon and reviewed by local management, corporate management and the Audit Committee in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditor
The Board has delegated responsibility to the Audit Committee for reviewing an effective system of internal control and compliance, accurate external financial reporting, fulfilling its obligations under law and the Code, and managing the relationship with the Company's external auditor. The Committee members comprise independent non executive directors. The Board is satisfied that David Tucker, chairman of the Committee, who is a chartered accountant with extensive financial experience through his past and present involvement with various listed companies and pension trustee bodies, and Michael Buzzacott, a qualified accountant who has held a number of senior financial positions in BP p.l.c., have recent and relevant financial experience to enable them to discharge fully the duties of the Committee. Michael Buzzacott will succeed David Tucker as Chairman of the Audit Committee on 3 May 2007. Should it be requested, the Committee has access to independent expert advice at the Company's expense.

The Committee approves the appointment of the head of Internal Audit. The annual programme of internal audit assignments is reviewed and approved by the Committee which also ensures that the involvement of the internal and external auditors is co-ordinated.

In 2006 the internal audit function and its performance, effectiveness and relationship with the Company's external auditor was assessed by the Committee and a report was made to the Board. This assessment included both an internal survey of the internal audit's performance and an external review by KPMG LLP of a number of internal audit reviews carried out at significant operations within the Group.

During 2006, the Committee met independently with the Company's external auditor to discuss informally matters of interest. The Chairman of the Committee had meetings with the head of Internal Audit without any other member of management being present.

The terms of reference of the Audit Committee, which are reviewed annually, set out more fully the responsibilities of the Committee and can be found online at www.rexam.com. The performance and effectiveness of the Committee is reviewed as part of the main performance appraisal of the Board and all its Committees.

The Committee meets at least four times a year with representatives of the Company's external auditor. At the request of the Committee's Chairman, the Chief Executive Officer, Finance Director and head of Internal Audit attend for part of each meeting. The first meeting within the annual audit cycle is to consider the nature and scope of the audit and to consider any additional special reviews that may be necessary. Further meetings are held prior to the approval of the interim results and the final results to consider the annual audit, any special reviews undertaken, the business risks facing the Company and findings from the ARC meetings.

Executive Share Option Scheme 2007, Savings Related Share Option Scheme 2007 for UK employees and Savings Related Share Option Scheme (Republic of Ireland) 2007 at the AGM 2007. Further details of the new schemes can be found in the Notice of AGM 2007.

The Company currently operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors, the GMC and other senior managers. The Committee believes it is beneficial for the executive directors and most GMC members to align their interests with those of the shareholders through the Long Term Incentive Scheme. The participation of the executive directors and most GMC members in both schemes is annually reviewed and in 2005 the Committee determined that, from 2006, the executive directors and most GMC members would not participate in the Executive Share Option Scheme. It is believed that this more closely aligns the interests of the participants with the interests of the shareholders. The Savings Related Share Option Schemes are not subject to performance conditions since they are all employee schemes for UK and Irish employees and eligible employees participate on the same terms. There is no requirement for a payment to be made on the granting of an option under any of the schemes.

The Company measures Rexam's performance using total shareholder return (TSR) for the Long Term Incentive Scheme and is currently using economic profit growth for the Executive Share Option Scheme. The performance conditions applicable to the grants under each Scheme are summarised in the following sections of the report and are the same for each executive director and GMC member. There is no retesting of performance conditions.

During the year, the Company remained within the headroom limits as set out in the rules of its option schemes for the issue of new shares. At 31 December 2006, the position under the '5% in 10 years' limit for discretionary share option schemes was that shares equivalent to 4.0% (2005: 4.0%) of the issued ordinary share capital had been allocated, whilst under the '10% in 10 years' limit for all share option schemes, the equivalent number of shares allocated was 5.0% (2005: 5.1%).

Long Term Incentive Scheme

Annual grants of options over ordinary shares are made to the executive directors and most GMC members at the discretion of the Committee and are structured as options to allow the participants to choose when to exercise and thereby crystallise a gain, subject to the option having vested. The Committee may use its discretion as to the multiple of salary on which the option calculation is based. For 2006 the Committee determined that the value of the annual grant should be increased from 3 times to 3.5 times annual basic salary as the executive directors and most GMC members no longer participated in the Executive Share Option Scheme. Options are granted over a number of shares calculated by dividing a multiple of basic salary by the average ordinary share price for the preceding calendar year. The options may be exercised on or after the third anniversary of the commencement of the measurement period, subject to vesting, at a nominal cost to the participant.

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share prices of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in a Rexam ordinary share with the TSR that would have been obtained by investing in each of the companies comprising the comparator group.

TSR is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of that period. Dividends are treated as cash receipts and fund raisings, such as rights issues, as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and most GMC members to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives and the shareholders are closely aligned.

The Committee considers and determines the performance conditions and comparator group at the beginning of each measurement period for the grants to be made in that year. The FTSE 100 *General Industrials* sector to which Rexam belongs was not considered a suitable comparator group as it contains diverse groups of companies, many of which have little in common with Rexam. As Rexam is a focused consumer packaging group with global operations, the comparator group is an international group of companies of similar size, complexity and international reach.

The performance percentile and vesting rates, as set out below, are for the 2005 and 2006 grants and are calculated using the TSR for the companies in the respective comparator group for these grants.

TSR performance percentile within comparator group	Vesting %
Below median	None
Between median and tenth	8.3 – 66.6
Between tenth and fifth	66.6 – 100
Above fifth	100

Between the median and the tenth percentile, and the tenth and fifth percentile, vesting will be calculated on a straight line basis. If Rexam's performance is below the median at the end of the respective measurement period the options will lapse.

2003 grant
The options granted in 2003 vested on 1 January 2006 following the closure of the measurement period on 31 December 2005. Rexam ranked fifteenth which fell between the median and twenty sixth percentile of its comparator group. Therefore 22% of the number of shares under option vested and can be exercised in accordance with the rules of the Scheme.

2004 grant
The 2004 options were granted to executive directors and most GMC members based on the multiple of 3 times annual basic salary. The three year measurement period closed on 31 December 2006 and Rexam ranked twenty second which fell below the median percentile of its 2004 comparator group. As a result, none of the shares under option have vested and all outstanding options lapsed on 1 January 2007.

The option granted to Lars Emilson on 26 April 2005, which was subject to the same terms and conditions, measurement period, exercise period and performance conditions that applied to the 2004 grant, has also not vested and the option lapsed on 1 January 2007.

2005 grant
The 2005 options were granted to executive directors and most GMC members based on the multiple of 3 times annual basic salary. The measurement period is 1 January 2005 to 31 December 2007. Performance will be measured against the 2005 comparator group chosen by the Committee at the beginning of the measurement period.

Comparator groups
The following companies, quoted on a number of the world's major stock exchanges, comprise the 2003, 2004, 2005 and 2006 comparator groups.

Aga Foodservice Group	Heineken
Alcan	Huhtamäki
Alcoa	ICI
Amcor	Interbrew
Amersham (2003, 2004)*	Kidde (2003, 2004, 2005)*
Anheuser-Busch	Nestlé
Associated British Foods	Norsk Hydro
Ball	Northern Foods
Baxter International	Owens-Illinois
Bemis	Pactiv
Cadbury Schweppes	Pechiney (2003)*
Carlsberg	Reckitt Benckiser
Coca-Cola Co	SABMiller
Corus	Rexam
Crown Holdings	Scottish & Newcastle
Dairy Crest	Sealed Air
Diageo	Smith & Nephew
Dow Chemical	Sonoco Products
Eastman Kodak	Toyo Seikan
Geest (2003, 2004, 2005)*	Unilever
Groupe Danone	

* Amersham, Geest, Kidde and Pechiney were delisted on their respective stock exchanges due to takeover or merger while they were members of the comparator groups for the years shown above. They remain in the comparator group for the duration of the performance period and the return to shareholders is calculated by combining the return obtained prior to delisting with the return on the cash, equity or other instruments received in exchange for the original share for the balance of the period.

Details of the grants currently held by directors are shown on page 65.

determined at the discretion of the Committee, as permitted by the rules of the respective scheme. An executive director will not retain his right to shares granted to him under option if he resigns from employment or is dismissed for gross misconduct.

payable will be retained by the executive director unless otherwise agreed.

The table on page 62 shows details of the directors' contracts and letters of appointment.

a termination indemnity in accordance with a collective agreement covering all employees of the beauty and pharmaceutical packaging businesses in France. For that part of his basic salary paid in the UK he was paid a pension supplement equivalent

Shareholding requirement

In order to forge a closer community of interest with shareholders, executive directors and GMC members are required to accumulate a shareholding over time from shares acquired on the exercise of

Contracts of employment

The executive directors' contracts of employment and the non executive directors' letters of appointment are available for inspection by any shareholder of the Company during normal business hours at the registered office of the Company on Monday to Friday (public holidays excepted).

Duration of contracts

The Company's current policy is that all executive directors serve under contracts terminable on one year's notice. However, in exceptional circumstances, the policy allows for an externally recruited executive director to be offered a contract terminable by the Company on two years' notice for the first year of appointment. Thereafter, the contract becomes terminable on one year's notice. No two year notice period exists for any current director.

Executive directors' contracts continue until the director reaches retirement at the age specified in the contract of employment (or such other date as agreed between the director and the Company). The contract can also be terminated by either party before the retirement age, subject to required notice.

Termination of contracts

The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without payment of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract without cause and in breach of the notice requirement, it will make a monthly payment in lieu of notice comprising salary, short term bonus at target and, if applicable, a pension supplement until the earlier of the director commencing in a new position and the notice period expiring. The executive director has a duty to mitigate his loss of office and actively seek to secure alternative comparable employment at the earliest opportunity thereby reducing his need for compensation. Pensionable service does not accrue during the period of notice.

Change of control

If there is a change of control of the Company and, at any time within one year following that event, an executive director's employment is terminated without cause, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. He retains the right to share based entitlements, including those which are within the measurement period for vesting purposes. All entitlements may be exercised within a predetermined time frame in accordance with the respective scheme rules and, if appropriate, the structure of any general offer to acquire the Company.

Share based entitlements

Any share based rights granted to an executive director will be determined at the discretion of the Committee, as permitted by the rules of the respective scheme. An executive director will not retain his right to shares granted to him under option if he resigns from employment or is dismissed for gross misconduct.

Leslie Van de Walle's contract of employment

Leslie Van de Walle has a one year rolling contract of employment which reflects the Company's policy as detailed above. His initial salary is £750,000 per annum which will be reviewed annually. He is eligible to participate in the short term annual cash incentive scheme and the Long Term Incentive Scheme with effect from 1 January 2007 at the same levels as the other executive directors. He is also entitled to relocation assistance in accordance with the Company's relocation policy.

To compensate Leslie for the loss of bonus and option payments from his previous employer, on his appointment as Chief Executive Officer on 1 February 2007, he became entitled to receive a payment of €2 million which is taxable but not pensionable. He also became entitled to receive a grant of options over 695,876 shares through the current Long Term Incentive Scheme. The option will be subject to the same terms and conditions, measurement period, exercise period and performance conditions that applied to the options granted to the other executive directors in May 2006.

If Leslie leaves Rexam's employment within 24 months from the date of his employment by reason of resignation or dismissal, he will be obliged to repay the €2 million (net of tax), refund all relocation costs (net of tax) and any options will lapse.

Non executive directors

Non executive directors are generally appointed for an initial three year term renewable thereafter, at the discretion of the Board, for a maximum of two further three year terms. They are subject to election by shareholders at the first Annual General Meeting following their appointment and at least once every three years thereafter. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

The non executive directors receive an annual fee with an additional fee if they serve as chairman of a Board committee. The Chairman and the senior independent director receive fees in line with current market practice.

During 2006 the annual fee for non executive directors (excluding the Chairman) was reviewed in line with market practice and, from 1 January 2007, the fee will be £45,000 per annum with an additional fee of £10,000 per annum if the non executive director is also chairman of a Board committee. The annual fee for the senior independent director is £50,000.

External directorships

The Company's policy on executive directors having non executive directorships with other companies is that such appointments are permitted, subject to the approval of the Chairman of the Board and taking account of the requirements of the Code. Any fees payable will be retained by the executive director unless otherwise agreed.

The table on page 62 shows details of the directors' contracts and letters of appointment.

Directors' contracts

Executive director	Notes	Date of appointment	Date of contract	Expected retirement age	Notice period (Company)	Compensation on early termination
Bill Barker	i	21 January 2005	3 December 2004	60	1 year	As policy
Graham Chipchase		10 February 2003	1 October 2002	60	1 year	As policy
Lars Emilson	ii	21 October 1999	23 March 2001	-	–	-
David Robbie		3 October 2005	24 August 2005	60	1 year	As policy
Leslie Van de Walle	iii	17 January 2007	11 September 2006	60	1 year	As policy

Non executive director		Date of appointment	Date of original letter of appointment	Effective date of latest revised letter of appointment	Expiry of term
Rolf Börjesson		25 May 2004	5 April 2004	–	24 May 2007
Michael Buzzacott		17 May 2000	5 April 2000	17 May 2003	16 May 2007
Noreen Doyle		22 March 2006	20 March 2006	–	21 March 2009
Wolfgang Meusburger		1 December 2006	26 October 2006	–	30 November 2009
Jean-Pierre Rodier		7 June 2006	6 June 2006	–	6 June 2009
Carl Symon	iv	17 July 2003	16 July 2003	17 July 2006	16 July 2009
David Tucker	v	22 May 1997	9 May 1997	20 March 2006	3 May 2007

Notes

i Bill Barker's employment contract as Group Director Beverage Cans was not replaced on his appointment as an executive director on 21 January 2005.

ii Lars Emilson retired as an executive director and Chief Executive on 1 February 2007 and from employment with the Company on 3 February 2007.

iii Leslie Van de Walle was appointed an executive director on 17 January 2007 and as Chief Executive Officer on 1 February 2007.

iv Carl Symon replaced Christopher Clark as the senior independent director and chairman of the Remuneration Committee on 8 February 2006.

v David Tucker was re-elected as a non executive director at the AGM 2006 and will retire from office at the AGM 2007.

Directors' emoluments (audited information)

	Notes		2006 Fees/salary £000	2006 Benefits in kind £000	2006 Pension supplement £000	2006 Bonus £000	2006 Total £000	2005 Total £000
Chairman								
Rolf Börjesson			**240**	–	–	–	**240**	240
Deputy Chairman								
Christopher Clark		(retired 08.02.2006)	**10**	–	–	–	**10**	90
Non executive directors								
Michael Buzzacott			**45**	–	–	–	**45**	45
Noreen Doyle		(appointed 22.03.2006)	**31**	–	–	–	**31**	–
Wolfgang Meusburger		(appointed 01.12.2006)	**3**	–	–	–	**3**	–
Jean-Pierre Rodier		(appointed 07.06.2006)	**23**	–	–	–	**23**	–
Carl Symon	i		**49**	–	–	–	**49**	40
David Tucker	ii		**50**	–	–	–	**50**	45
			451	–	–	–	**451**	460
Executive directors								
Bill Barker	iii		**415**	**52**	–	**49**	**516**	744
Graham Chipchase			**375**	**6**	**22**	**56**	**459**	610
Yves Dominioni	iv	(retired 14.07.2005)	–	–	–	–	–	200
Lars Emilson	v	(retired 01.02.2007)	**565**	**5**	**379**	**50**	**999**	1,260
David Robbie		(appointed 03.10.2005)	**361**	**1**	**12**	**50**	**424**	158
			1,716	**64**	**413**	**205**	**2,398**	2,972
2006 Total			**2,167**	**64**	**413**	**205**	**2,849**	
2005 Total			2,021	77	457	877		3,432

Notes

i Carl Symon's fees were revised from £40,000 to £50,000 on 8 February 2006 to include £5,000 for his chairmanship of the Remuneration Committee and £5,000 for his position as senior independent director.

ii David Tucker will continue as Chairman of the Retirement Benefits Committee of Rexam PLC following his retirement from the Board on 3 May 2007.

iii Bill Barker receives a housing allowance of £75,000 (2005: £49,332) which is disclosed in the above table as part of his salary. Housing allowances are excluded for the purpose of calculating pension or incentive entitlements. He was reimbursed for relocation expenses of £19,306 (2005: £19,722) incurred as a result of his move from the US to the UK.

iv Yves Dominioni retired as an executive director on 14 July 2005 and remained as an employee to advise on the operation and continuing development of the beauty and pharmaceutical packaging businesses until his retirement on 14 January 2007. He received £369,932 in 2006 (2005: £375,264 of which £200,484 was paid whilst he was a director of the Company and is included in the above table) in salary and benefits in respect of his continued employment under the terms of his employment contract.

v Lars Emilson received a pension supplement shown in the above table, part of which was directed into his Swedish pension arrangements until July 2005, after which the full supplement was paid to him.

The benefits in kind provided to directors comprise one or more of private healthcare, membership of a Company pension scheme, including life assurance protection and the payment of professional fees. Achievement against targets for 2006 resulted in an average short term bonus of 6% (2005: 61%) of basic salary for eligible directors and, including discretionary bonuses, this increased to 13%. In view of the difficult trading environment and the resolute response to it, the Committee awarded discretionary bonuses, which are disclosed in the above table under Bonus, to Lars Emilson (£50,000), David Robbie (£50,000) and Bill Barker (£15,000).

The notice period for Stefan Angwald, a former Chief Executive, expired on 31 October 2006 and all payments due to him under his contract of employment ceased on this date. During 2006 Stefan Angwald received £1,000,053 (2005: £1,251,282) comprising payments in lieu of notice of £999,027 (2005: £1,191,782) and £1,026 (2005: £59,500) as reimbursement for relocation costs and professional fees incurred by him which he was entitled to receive up to the expiry of his notice period. In 2006 he received ten monthly payments of £99,315 and one payment of £54,463 in lieu of notice, these payments were reduced by £48,586 in respect of earnings from new employment.

No amounts were paid to third parties in respect of any executive director's services to the Company and, other than the payments to Stefan Angwald detailed above, no termination payments were made to any other past directors during the year. No executive directors held a non executive directorship in any other company during the year. David Robbie's appointment as a non executive director of the BBC was effective from 1 January 2007.

Details of each director's share incentives can be found on pages 65 to 67.

Retirement benefits (audited information)

The following directors were members of defined benefit arrangements provided by the Company during the year. Entitlements and corresponding transfer values increased during the year as shown in the table below.

	(1) Gross increase in accrued pension per annum £000	(2) Increase in accrued pension excluding inflation per annum £000	(3) Total accrued pension 31.12.06 per annum £000	(4) Transfer value of net increase in accrual over period £000	(5) Change in transfer value during period £000	(6) Transfer value of accrued pension at 31.12.06 £000	(7) Transfer value of accrued pension at 31.12.05 restated £000
Graham Chipchase	**10**	**10**	**21**	**89**	**97**	**226**	108
Lars Emilson	**8**	**4**	**207**	**17**	**75**	**898**	823
David Robbie	**10**	**10**	**11**	**69**	**69**	**113**	9

	Gross increase in accrued entitlement £000	Increase in accrued entitlement excluding inflation £000	Total accrued entitlement 31.12.06 £000	Transfer value of net increase in accrual over period £000	Change in transfer value during period £000	Transfer value of accrued entitlement at 31.12.06 £000	Transfer value of accrued entitlement at 31.12.05 restated £000
Bill Barker	**13**	**7**	**264**	**6**	**(20)**	**264**	284
Yves Dominioni	**7**	**6**	**36**	**6**	**7**	**36**	24

Notes

i Pension accruals shown are the amounts which would be paid annually on retirement. For Yves Dominioni the total accrued entitlement represents a single payment which would be made on termination of employment and, for Bill Barker, the entitlement includes a cash balance amount based on service to 31 December 2006.

ii Transfer values (columns 4, 6 and 7) have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

iii The value of net increase in accrual (column 4) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at 31 December 2006. It is based on the increase in accrued pension (column 2) after deducting contributions made by the director.

iv The change in the transfer value (column 5) includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company or the director, such as long term interest rates and exchange rate movements. It is calculated after deducting contributions made by the director.

v No voluntary contributions are paid by directors.

vi The transfer value of Lars Emilson's accrued pension at 31 December 2005 (column 7) has been restated to reflect actual premiums paid in 2005 in respect of his Swedish pension arrangements.

vii Bill Barker's accrued entitlement at 31 December 2005 (column 7) has been restated to include the value of an unfunded US benefit previously considered to be a defined contribution arrangement.

viii Yves Dominioni will become entitled to draw his benefit from January 2007. The amount disclosed for Yves Dominioni under column (6) includes the value of the benefit receivable by him at 31 December 2006.

The table below details pension contributions paid during the year in respect of defined contribution schemes for executive directors.

	2006 Pension contributions £000	2005 Pension contributions £000
Bill Barker	**208**	193
Yves Dominioni	–	4
Lars Emilson	–	15
	208	212

Following the retirement of Yves Dominioni as a director in 2005, pension contributions of £7,467 (2005: £3,161) were paid on his behalf.

The pension contributions are paid by the relevant Group employer.

Share options (audited information)

The interests of the directors in the shares of the Company through the Company's share option schemes are disclosed in the tables below. There is no requirement for an executive director to make a payment on the granting of an option under any of the Schemes. The performance conditions applicable to the Long Term Incentive Scheme are based on Rexam's TSR performance against a specified comparator group of companies and on Rexam's economic profit growth for the Executive Share Option Scheme. A summary of the performance conditions that apply to both schemes can be found on pages 56 to 58. No variations were made during the year to the terms and conditions of any options.

The ordinary shares purchased to satisfy in part the vesting obligations for the Long Term Incentive Scheme and Executive Share Option Scheme are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey, Channel Islands.

Long Term Incentive Scheme

The options granted in 2003 vested in 2006 at 22% of the total number of ordinary shares granted and the number of shares to which the participant became entitled is reflected in the 'Vested during the year' column of the table. The remaining shares under the 2003 grant lapsed. The options granted on 2 April 2004 and 26 April 2005 did not vest and the respective number of shares under option lapsed on 1 January 2007. The maximum number of ordinary shares to which the participant is entitled is reflected in the 'Granted 31.12.06' column of the table. Options that vest are generally exercisable between the vesting date and six years and eleven months from the grant date. Eligible directors held the following maximum number of options over ordinary shares through the Long Term Incentive Scheme.

	Notes	Grant date	Exercise price per share pence	First exercise date (Note i)	Expiry date (Note i)	Granted 1.1.06 number	Granted during the year number	Vested during the year number	Lapsed during the year number	Exercised during the year number	Market price per share at exercise date £	Granted 31.12.06 number
Bill Barker		22.04.03	0.093739	01.01.06	21.03.10	218,798		48,136	170,662	48,136	5.193	–
	ii	02.04.04	0.093739	01.01.07	01.03.11	226,600						226,600
		05.04.05	0.100000	01.01.08	04.03.12	219,500						219,500
		16.05.06	0.100000	01.01.09	15.04.13	–	245,300					245,300
						664,898	245,300	48,136	170,662	48,136		691,400
Rolf Börjesson		22.04.03	0.093739	01.01.06	21.03.10	442,291		97,304	344,987	97,304	5.205	–
Graham Chipchase		22.04.03	0.093739	01.01.06	21.03.10	184,341		40,555	143,786	40,555	5.205	–
	ii	02.04.04	0.093739	01.01.07	01.03.11	243,100						243,100
		05.04.05	0.100000	01.01.08	04.03.12	223,000						223,000
		16.05.06	0.100000	01.01.09	15.04.13	–	270,600					270,600
						650,441	270,600	40,555	143,786	40,555		736,700
Yves Dominioni	iii	22.04.03	0.093739	01.01.06	21.03.10	178,580		39,288	139,292			39,288
	ii	02.04.04	0.093739	01.01.07	01.03.11	224,200						224,200
						402,780		39,288	139,292			263,488
Lars Emilson		22.04.03	0.093739	01.01.06	21.03.10	249,202		54,824	194,378	54,824	5.205	–
		05.04.05	0.100000	01.01.08	04.03.12	377,300						377,300
	ii	26.04.05	0.093739	01.01.07	01.03.11	283,600						283,600
						910,102		54,824	194,378	54,824		660,900
David Robbie		16.05.06	0.100000	01.01.09	15.04.13	–	260,500					260,500

Notes

i The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than six years and eleven months from the grant date.

ii Options lapsed on 1 January 2007.

iii Options held by Yves Dominioni as at 14 July 2005, the date of retirement as a director, with an entitlement to exercise the options if they vest. The 2003 option has vested in part but has not yet been exercised.

The market value of an ordinary share on 16 May 2006, the date of grant for the 2006 options, was £4.90 per share.

As at the date of this report, Leslie Van de Walle has not received a grant of options under this Scheme but pursuant to his contract he will be entitled to a grant of 695,876 shares subject to the same conditions as the options granted on 16 May 2006.

Executive Share Option Scheme

Eligible directors held the following options over ordinary shares through the Executive Share Option Scheme 1997. Options are generally exercisable between the vesting date and ten years from the grant date. The options granted in 2003 vested on 12 March 2006 and the number of ordinary shares to which the participant became entitled is reflected in the 'Options vested' column of the table. The performance target for the options granted on 31 March 2004 and 26 April 2005 has not been achieved and therefore the options will lapse on 31 March 2007.

	Notes	Grant date	Exercise price per share £	First exercise date (Note i)	Expiry date (Note i)	Granted 1.1.06 number	Granted during the year number	Options vested number	Exercised during the year number	Market price per share at exercise date £	Granted 31.12.06 number
Bill Barker		28.05.02	4.4432	28.05.05	28.05.12	69,845		69,845	69,845	5.180	–
		12.03.03	3.0371	12.03.06	12.03.13	97,747		97,747	97,747	5.554	–
	ii	31.03.04	4.3800	31.03.07	31.03.14	63,849					63,849
		01.04.05	4.7570	01.04.08	01.04.15	67,269					67,269
						298,710		167,592	167,592		131,118
Rolf Börjesson		28.05.02	4.4432	28.05.05	25.05.06	122,882		122,882	122,882	5.505	–
		12.03.03	3.0371	12.03.06	25.05.06	197,553		197,553	197,553	5.554	–
						320,435		320,435	320,435		–
Graham Chipchase		12.03.03	3.0371	12.03.06	12.03.13	82,313		82,313	82,313	5.554	–
	ii	31.03.04	4.3800	31.03.07	31.03.14	68,493					68,493
		01.04.05	4.7570	01.04.08	01.04.15	68,320					68,320
						219,126		82,313	82,313		136,813
Yves Dominioni	iii	28.05.02	4.4432	28.05.05	14.01.09	50,418		50,418			50,418
	iii	12.03.03	3.0371	12.03.06	14.01.09	79,780		79,780			79,780
	ii	31.03.04	4.3800	31.03.07	14.01.09	63,187					63,187
						193,385		130,198			193,385
Lars Emilson		28.05.02	4.4432	28.05.05	28.05.12	73,144		73,144	73,144	5.505	–
		12.03.03	3.0371	12.03.06	12.03.13	111,287		111,287	111,287	5.505	–
		01.04.05	4.7570	01.04.08	01.04.15	115,619					115,619
	iv	26.04.05	4.3800	31.03.07	31.03.14	79,908					79,908
						379,958		184,431	184,431		195,527

Notes

i The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than ten years from the grant date.

ii The options granted on 31 March 2004 will lapse on 31 March 2007 as the performance target has not been achieved.

iii Options held by Yves Dominioni as at 14 July 2005, the date of retirement as a director, with an entitlement to exercise the options if they vest. The 2002 and 2003 options have vested and must be exercised on or before 14 January 2009.

iv Option granted on 26 April 2005 under the Listing Rules mirroring the rules of the Executive Share Option Scheme 1997 and the same measurement period, exercise period and performance target that applied to the 2004 grant. The option will lapse on 31 March 2007 as the performance target has not been achieved.

As at the date of this report neither David Robbie nor Leslie Van de Walle have received a grant of options under this Scheme.

Savings Related Share Option Scheme

An executive director held the following options over ordinary shares under the Savings Related Share Option Scheme 1997.

	Grant date	Exercise price per share £	Exercise period commences	Expiry date	Grant number at 1.1.06	Grant number at 31.12.06
Graham Chipchase	24.09.04	3.52	01.12.07	31.05.08	2,691	2,691

The mid market price of a Rexam PLC ordinary share at 29 December 2006 was £5.255 and the range during 2006 was £4.59 to £6.045. The aggregate gain on the exercise of directors' share options during 2006 through all share option schemes was £2.7m (2005: £4.8m).

Directors' interests in Rexam ordinary shares

		At 31.12.06	At 1.1.06*
Bill Barker		**80,480**	77,735
Rolf Börjesson		**74,623**	74,623
Michael Buzzacott		**11,817**	11,817
Graham Chipchase		**49,846**	620
Noreen Doyle	(appointed 22 March 2006)	**2,000**	–
Lars Emilson	(retired 1 February 2007)	**36,134**	28,357
Wolfgang Meusburger	(appointed 1 December 2006)	**–**	–
David Robbie		**10,357**	–
Jean-Pierre Rodier	(appointed 7 June 2006)	**–**	–
Carl Symon		**6,500**	6,500
David Tucker		**118,181**	118,181

* Or date of appointment if later.

Notes

i All the above interests are beneficially held.

ii Under the Companies Act 1985 each of the executive directors, together with all employees, are potential beneficiaries of the Rexam Employee Share Trust and are deemed to be interested in all the ordinary shares held by the Trust.

iii Leslie Van de Walle was appointed a director on 17 January 2007 and, at the date of this report, he does not hold any Rexam shares.

The above interests in ordinary shares and options over ordinary shares as at 31 December 2006 remain unchanged as at the date of this report, with the exception that the options granted on 2 April 2004 and 26 April 2005 under the Long Term Incentive Scheme lapsed in full on 1 January 2007.

On behalf of the Board
David Gibson
Company Secretary
20 February 2007



Rexam PLC consolidated financial statements 2006

Contents Page

Statement of directors' responsibilities on the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year that give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that year. In preparing those consolidated financial statements the directors are required to:

(i) Select suitable accounting policies and then apply them consistently.

(ii) Make judgements and estimates that are reasonable and prudent.

(iii) State that the consolidated financial statements comply with IFRS as adopted by the European Union.

(iv) Prepare the consolidated financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the consolidated financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud.

The directors are responsible for the maintenance and integrity of the Group's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Rexam PLC

We have audited the group financial statements of Rexam PLC for the year ended 31 December 2006 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated cash flow statement, the Consolidated statement of recognised income and expenses and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Rexam PLC for the year ended 31 December 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the Combined Code 2003 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only What we do, What is our strategy?, 2006 in summary, Chairman's Statement, Business Review, Directors and officers, Directors' Report, Corporate Governance Report, the unaudited part of the Remuneration Report, Statement of Directors' Responsibilities, Five year financial summary and Shareholder information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 February 2007

Notes: (a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. (b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated income statement

For the year ended 31 December

	Notes	2006 £m	2005 restated £m
Sales	2	**3,738**	3,237
Operating expenses	3	**(3,324)**	(2,817)
Underlying operating profit	2	**415**	409
Retirement benefit obligations exceptional items	6	**53**	45
Restructuring and integration of businesses	6	**(29)**	(7)
Other exceptional items	6	**(25)**	(27)
Operating profit	2	**414**	420
Share of underlying post tax profits of associates and joint ventures		**1**	3
Share of exceptional post tax profits of associates and joint ventures	6	**8**	4
Share of post tax profits of associates and joint ventures	15	**9**	7
Retirement benefit obligations net finance cost	25	**(23)**	(29)
Underlying interest expense		**(103)**	(88)
Early redemption of convertible preference shares	6	**(10)**	-
Financing derivative market value changes	6	**7**	9
Interest expense	7	**(106)**	(79)
Interest income	7	**13**	12
Underlying profit before tax		**303**	307
Retirement benefit obligations exceptional items		**53**	45
Restructuring and integration of businesses		**(29)**	(7)
All other exceptional items		**(20)**	(14)
Profit before tax		**307**	331
Tax on underlying profit		**(75)**	(89)
Tax on exceptional items	6	**(9)**	(19)
Tax	8	**(84)**	(108)
Profit for the financial year attributable to Rexam PLC		**223**	223
Earnings per share (pence)	9		
Basic		**39.7**	40.4
Diluted		**39.7**	39.4

For details of equity dividends paid and proposed see note 10 to the consolidated financial statements.

The notes on pages 76 to 112 form part of these consolidated financial statements.

Consolidated balance sheet

As at 31 December

	Notes	2006 £m	2005 restated £m
ASSETS			
Non current assets			
Goodwill	11	**1,399**	1,397
Other intangible assets	12	**133**	113
Property, plant and equipment	13	**1,191**	1,186
Investments in associates and joint ventures	15	**32**	29
Deferred tax assets	8	**233**	333
Trade and other receivables	18	**45**	35
Available for sale financial assets	16	**22**	26
Derivative financial instruments	23	**116**	92
		3,171	3,211
Current assets			
Inventories	17	**354**	364
Trade and other receivables	18	**505**	449
Available for sale financial assets	16	**1**	4
Derivative financial instruments	23	**32**	43
Cash and cash equivalents	19	**138**	87
Assets classified as held for sale	20	**22**	-
		1,052	947
Total assets		**4,223**	4,158
LIABILITIES			
Current liabilities			
Borrowings	22	**(275)**	(164)
Derivative financial instruments	23	**(13)**	(20)
Current tax		**(8)**	(22)
Trade and other payables	21	**(679)**	(607)
Provisions	26	**(18)**	(18)
Liabilities classified as held for sale	20	**(9)**	-
		(1,002)	(831)
Non current liabilities			
Borrowings	22	**(1,140)**	(1,217)
Derivative financial instruments	23	**(1)**	-
Retirement benefit obligations	25	**(514)**	(783)
Deferred tax liabilities	8	**(168)**	(158)
Non current tax		**(82)**	(90)
Other payables	21	**(36)**	(36)
Provisions	26	**(31)**	(34)
		(1,972)	(2,318)
Total liabilities		**(2,974)**	(3,149)
Net assets		**1,249**	1,009
EQUITY			
Ordinary share capital	27	**375**	356
Convertible preference share capital	27	**-**	1
Share premium account	27	**759**	748
Capital redemption reserve	27	**351**	279
Retained earnings	27	**(216)**	(431)
Fair value and other reserves	27	**(22)**	56
Shareholders' equity		**1,247**	1,009
Minority interests	27	**2**	-
Total equity		**1,249**	1,009

Approved by the Board on 20 February 2007

Rolf Börjesson, Chairman

David Robbie, Finance Director

Consolidated cash flow statement

For the year ended 31 December

	2006 £m	2005 £m
Cash flows from operating activities		
Profit before tax	**307**	331
Adjustments for:		
Net interest expense	**93**	67
Share of post tax profits of associates and joint ventures	**(9)**	(7)
Depreciation of property, plant and equipment	**159**	162
Amortisation of intangible assets	**22**	10
Impairment	**17**	5
Disposal of subsidiaries	**3**	25
Movement in provisions	**10**	1
Movement in grants	**(18)**	(9)
Equity settled share options	**1**	6
Changes in working capital	**(6)**	(36)
Recognition of deferred tax assets on prior year acquisitions	**3**	7
Profit on disposal of property, plant and equipment	**(3)**	(7)
Movement in retirement benefit obligations	**(63)**	(37)
Other adjustments	**1**	(6)
Cash generated from operations	**517**	512
Interest paid	**(101)**	(70)
Tax paid	**(58)**	(47)
Net cash flows from operating activities	**358**	395
Cash flows from investing activities		
Capital expenditure	**(214)**	(176)
Proceeds from sale of property, plant and equipment	**9**	14
Acquisition of subsidiaries, net of cash and cash equivalents acquired (note 29(iv))	**(202)**	(106)
Proceeds from sale of subsidiaries, net of cash and cash equivalents disposed (note 30(ii))	**19**	5
Proceeds from sale of associates	**2**	10
Repayment of loan by a joint venture	**3**	-
Sale of properties surplus to requirements	**5**	1
Dividends received from associates	**-**	1
Interest received	**12**	13
Net cash flows from investing activities	**(366)**	(238)
Cash flows from financing activities		
Proceeds from borrowings and financing derivatives	**179**	47
Repayment of borrowings	**(63)**	(124)
Proceeds from issue of share capital	**13**	9
Purchase of Rexam shares by Employee Share Trust	**(4)**	(3)
Dividends paid to equity shareholders	**(103)**	(97)
Net cash flows from financing activities	**22**	(168)
Net increase/(decrease) in cash and cash equivalents	**14**	(11)
Cash and cash equivalents at the beginning of the year	**(4)**	(2)
Non cash movements	**4**	9
Net increase/(decrease) in cash and cash equivalents	**14**	(11)
Cash and cash equivalents at the end of the year	**14**	(4)
Cash and cash equivalents comprise:		
Cash at bank and in hand	**63**	37
Short term bank deposits	**75**	50
Bank overdrafts	**(124)**	(91)
	14	(4)

Consolidated statement of recognised income and expense

For the year ended 31 December

	2006 £m	2005 £m
Exchange differences	**(95)**	26
Actuarial gains/(losses) on retirement benefits	**155**	(12)
Tax on actuarial (gains)/losses on retirement benefits	**(48)**	4
Net investment hedges	**28**	7
Cash flow hedges recognised	**32**	60
Tax on cash flow hedges	**4**	(9)
Cash flow hedges transferred to inventory	**(44)**	(31)
Cash flow hedges transferred to the income statement	**(1)**	-
Sale of available for sale financial assets	**(2)**	-
Net profit recognised directly in equity	**29**	45
Profit for the financial year	**223**	223
Total recognised income and expense for the year attributable to Rexam PLC	**252**	268

Notes to the consolidated financial statements

1 Principal accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial instruments.

In preparing the consolidated financial statements, the following restatements have been made to the comparative amounts:
(i) The consolidated income statement presentation and exceptional items have been restated to comply with the revised accounting policy on exceptional items set out below.
(ii) The consolidated balance sheet has been restated for the final fair value adjustments applied to the Precise Technology acquisition.
(iii) The segment analysis has been restated for the disposal of the non barrier thin wall plastic packaging business and the proposed disposal of the Petainer refillable bottle business which have been moved from "Plastic Packaging" to "Disposals and businesses for sale".
(iv) Auditors' remuneration has been restated to comply with Statutory Instrument 2005/2417 which became effective in 2006.

New accounting standards and amendments to existing standards that have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods but which the Group has not early adopted, are as follows:
(i) IFRS7 "Financial Instruments: Disclosures", and amendment to IAS1 (Presentation of Financial Statements) "Capital Disclosures". IFRS7 introduces new disclosures about financial instruments. It requires the disclosure of information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces the disclosure requirements in IAS32. The amendment to IAS1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group has assessed the impact of IFRS7 and the amendment to IAS1 and concluded that the main additional disclosures will be the sensitivity analysis and the capital disclosures. Due to the onerous nature of these disclosures the Group has chosen not to adopt IFRS7 and the amendment to IAS1 until annual periods beginning on 1 January 2007.
(ii) IFRS8 "Operating Segments" requires identification and reporting of operating segments on the basis of internal reports that are regularly reviewed by the Board in order to allocate resources to the segment and assess its performance. The Group assessed the impact of IFRS8 and concluded that it will not be material. The Group intends to adopt IFRS8 not later than accounting periods beginning on 1 January 2009.

The following mandatory amendments to published accounting standards had no impact on the consolidated financial statements in 2006.
(i) IAS39 (Amendment), "Cash Flow Hedge Accounting of Forecast Intragroup Transactions".
(ii) IAS39 (Amendment), "The Fair Value Option".
(iii) IAS39 and IFRS4 (Amendments), "Financial Guarantee Contracts".

Key estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, ultimately actual results may differ from those estimates. The key estimates and assumptions used in these consolidated financial statements are set out below.

Goodwill impairment testing

Goodwill is tested at least annually for impairment in accordance with the accounting policy for goodwill set out below and in note 11 to the consolidated financial statements. The recoverable amounts of cash generating units are determined based on value in use calculations. These calculations require the use of estimates which include cash flow projections for each cash generating unit and discount rates based on the Group's weighted average cost of capital, adjusted for specific risks associated with particular cash generating units.

Retirement benefit obligations

The consolidated financial statements include costs in relation to, and provision for, retirement benefit obligations. There are two principal funded defined benefit pension plans in the UK and US and an unfunded retiree medical plan in the US. The costs and the present value of any related pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that plan assets generate and the discount rate used to calculate the present value of the liabilities. The Group uses estimates based on previous experience and third party actuarial advice in determining these future cash flows and in determining the discount rate. If the discount rate was to fall by 0.5%, the net liabilities of the plans at 31 December 2006 would rise by approximately £160m. If equity returns were to fall by 10% then the plan assets at 31 December 2006 would fall by approximately £110m. The accounting policy for retirement benefit obligations is set out below and details of the assumptions used for the two principal pension plans and the retiree medical plan are set out in note 25 to the consolidated financial statements.

1 Principal accounting policies continued

Income taxes

Judgement is required in determining the provision for income taxes. There are many transactions and calculations whose ultimate tax treatment is uncertain. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes are likely to be due. The Group recognises deferred tax assets and liabilities based on estimates of future taxable income and recoverability. Where a change in circumstance occurs, or the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax balances in the year in which that change or outcome is known. The accounting policy for income taxes is set out below.

Basis of consolidation

The consolidated financial statements comprise Rexam PLC and all its subsidiaries, together with the Group's share of the results of its associates and joint ventures. The financial statements of subsidiaries, associates and joint ventures are prepared as of the same reporting date using consistent accounting policies. Intercompany balances and transactions, including any unrealised profits arising from intercompany transactions, are eliminated in full.

Subsidiaries are entities where the Group has the power to govern the financial and operating policies, generally accompanied by a share of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are included until the date on which the Group ceases to control them. Associates and joint ventures are entities over which the Group has significant influence but not control, generally accompanied by a share of between 20% and 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method. If the Group's share of losses in an associate or joint venture equals or exceeds its investment in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

All acquisitions are accounted for by applying the purchase method. The cost of an acquisition is measured as the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity instruments issued by the Group, together with any costs directly attributable to the acquisition. The identifiable assets, liabilities and contingent liabilities of the acquiree are measured initially at fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill.

Foreign currencies

The financial statements for each of the Group's subsidiaries, associates and joint ventures are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group is sterling. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in currencies other than the functional currency are recognised directly in the consolidated income statement. Exceptions to this are where the monetary items form part of the net investment in a foreign operation or are designated as hedges of a net investment, or designated as cash flow hedges. Such exchange differences are initially recognised in equity.

The balance sheets of foreign operations are translated into sterling using the exchange rate at the balance sheet date and the income statements are translated into sterling using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into sterling arising since 1 January 2004 are recognised as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated income statement.

The principal exchange rates against sterling used in these consolidated financial statements are as follows:

	Average 2006	Average 2005	Closing 2006	Closing 2005
US dollar	**1.84**	1.82	**1.96**	1.74
Euro	**1.47**	1.46	**1.49**	1.46

Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration, net of rebates and trade discounts. Revenue from the sale of goods is recognised when the Group has transferred the significant risks and rewards of ownership of the goods to the buyer, when the amount of revenue can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group. Dividend income is recognised when the right to receive payment is established.

1 Principal accounting policies continued

Exceptional items

Items which are exceptional, being material in terms of size and/or nature are presented separately from underlying business performance in the consolidated income statement. The separate reporting of exceptional items helps provide an indication of the Group's underlying business performance. The principal events which may give rise to exceptional items include significant changes to retirement benefit obligations, gains or losses on the disposal of businesses, the restructuring and integration of businesses, major asset impairments, the subsequent recognition of acquired deferred tax assets, significant litigation claims, the amortisation of certain acquired intangible assets and non hedge accounted fair value movements and hedge ineffectiveness on financing derivative financial instruments.

The above accounting policy on exceptional items is a change in accounting policy from that used in 2005. The change resulted from a reassessment of which transactions comprise exceptional items and from a change to the presentation of the consolidated income statement, from a columnar format to a single column format using boxes. The directors consider the change in accounting policy provides relevant information by more closely reflecting current accounting practice. The change had no impact on profit for the 2005 financial year or on net assets at 31 December 2005.

Retirement benefit obligations

The Group operates defined benefit pension plans and defined contribution pension plans.

A defined benefit pension plan is one that specifies the amount of pension benefit that an employee will receive on retirement. The Group operates both funded defined benefit pension plans, where actuarially determined payments are made to trustee administered funds, and unfunded defined benefit pension plans, where no such payments are made. The liability recognised in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated, at least triennially, by independent actuaries using the projected unit credit method and is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The current service cost and gains and losses on settlements and curtailments are included in operating expenses in the consolidated income statement. Past service costs are similarly included where the benefits have vested, otherwise they are amortised on a straight line basis over the vesting period. The expected return on assets of funded defined benefits pension plans, less administration expenses of pension plans, and the interest on pension plan liabilities comprise the pension element of the net finance cost in the consolidated income statement. Differences between the actual and expected return on assets, experience gains and losses and changes in actuarial assumptions are included in the consolidated statement of recognised income and expense.

A defined contribution plan is one under which fixed contributions are paid to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the consolidated income statement when they are due. Prepaid contributions are recognised in the consolidated balance sheet as an asset to the extent that a cash refund or a reduction in the future payments is likely.

The Group also provides post retirement healthcare benefits (retiree medical) to certain of its current and former employees. The entitlement to these benefits is usually conditional on an employee remaining in service up to retirement age and the completion of a minimum service period. The consolidated income statement and consolidated balance sheet treatment with respect to retiree medical is similar to that for defined benefit pension plans. These obligations are valued by independent actuaries, usually on an annual basis.

Share based payment

The Group operates various equity settled and cash settled share option schemes. For equity settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date and recognised in the consolidated income statement, together with a corresponding increase in equity, on a straight line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. For cash settled share options, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight line basis over the vesting period. The fair value of the liability is measured at each balance sheet date and at the date of settlement with changes in fair value recognised in the consolidated income statement. IFRS2 "Share-based Payment" has been applied to equity settled share options granted after 7 November 2002 and to all cash settled share options. The Rexam Employee Share Trust holds ordinary shares in Rexam PLC which are presented in the consolidated financial statements as a deduction from equity.

Interest

Interest on cash and cash equivalents and borrowings held at amortised cost is recognised in the consolidated income statement using the effective interest method. Interest includes exchange differences arising on cash and cash equivalents and borrowings, where such exchange differences are recognised in the consolidated income statement. Interest includes all fair value gains and losses on derivative financial instruments, and corresponding adjustments to hedged items under designated fair value hedging relationships, where they relate to financing activities and are recognised in the consolidated income statement. Prior to their redemption, interest included dividends paid on convertible preference shares.

1 Principal accounting policies continued

Segment reporting

The Group's primary reporting format is business segments and its secondary format is geographic segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographic segment is a component of the Group that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments. Non specific central costs are allocated on the basis of net assets excluding investments in associates and joint ventures, net borrowings, deferred tax, current tax and non current tax.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the acquiree at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of impairment testing. Goodwill arising on acquisitions on or before 31 December 1997 has been deducted from equity. Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold except for any goodwill deducted from equity. Goodwill arising on the acquisition of subsidiaries is presented in goodwill and goodwill arising on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Other intangible assets

Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation begins when an asset is available for use and is calculated on a straight line basis to allocate the cost of the asset over its estimated useful life as follows:

Acquired computer software	2 to 3 years
Computer software development	Up to 7 years
Acquired patents, licences and customer contracts	Up to 20 years
Development projects	Up to 5 years

The cost of intangible assets acquired in an acquisition is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. Expenditure on research is recognised as an expense in the consolidated income statement as incurred. Expenditure incurred on development projects is capitalised as an intangible asset if it is probable that the expenditure will generate future economic benefits and can be measured reliably. The accounting policy for emission rights is set out below.

Emission rights

Emission rights are initially recognised as intangible assets at fair value. Where they are acquired at less than fair value the difference between the amount paid and fair value is recognised as a government grant. Emission rights are not revalued or amortised but are tested for impairment at least annually or where there is any indication of impairment. Any government grant element is amortised in the consolidated income statement over the period to which the corresponding emission rights relate. A provision is made for the liability to deliver emission allowances equal to the emissions that have been made. Emission rights and associated provisions are derecognised when these rights are delivered, sold or lapsed. Any profit or loss on disposal is taken to the consolidated income statement.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises purchase price and directly attributable costs.

Freehold land and assets under construction are not depreciated. For all other property, plant and equipment, depreciation is calculated on a straight line basis to allocate cost less residual value of the assets over their estimated useful lives as follows:

Freehold buildings	Up to 50 years
Leasehold buildings	Shorter of 50 years or lease term
Manufacturing machinery	7 to 17 years
Glass furnaces	Up to 12 years
Computer hardware	Up to 8 years
Fixtures, fittings and vehicles	4 to 10 years

Residual values and useful lives are reviewed at least at each financial year end.

1 Principal accounting policies continued

Impairment of assets

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined on a first in first out or a weighted average cost basis. Cost comprises directly attributable purchase and conversion costs and an allocation of production overheads based on normal operating capacity. Net realisable value is the estimated selling price less estimated costs of completion and selling costs.

Cash and cash equivalents

Cash and cash equivalents for the purposes of the consolidated cash flow statement comprise cash at bank and in hand, money market deposits and other short term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are presented in borrowings within current liabilities in the consolidated balance sheet.

Assets and liabilities classified as held for sale

The assets and liabilities classified as held for sale are available for immediate sale in their present condition and a sale is highly probably within one year. Assets and liabilities classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Non current assets classified as held for sale are not depreciated or amortised and any future write down to fair value less costs to sell will be recognised as an impairment loss.

Grants

Grants received in respect of property, plant and equipment are capitalised and released to the consolidated income statement in equal instalments over the estimated useful lives of the related assets.

Leases

Leases are classified as finance leases where substantially all the risks and rewards of ownership are transferred to the Group. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between the liability and finance charge to produce a constant rate of interest on the finance lease balance outstanding. Assets capitalised under finance leases are depreciated over the shorter of the useful life of the asset and the lease term. Leases other than finance leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the consolidated income statement on a straight line basis over the lease term. Any incentives to enter into operating leases are recognised as a reduction of rental expense over the lease term on a straight line basis.

Income taxes

The tax expense represents the sum of current tax, non current tax and deferred tax.

Current tax and non current tax are based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax arising from initial recognition of an asset or liability in a transaction, other than an acquisition, that at the time of the transaction affects neither accounting nor taxable profit or loss, is not recognised. Deferred tax is measured using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the asset is realised or the liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Tax is recognised in the consolidated income statement, unless the tax relates to items recognised directly in equity, in which case the tax is recognised directly in equity through the consolidated statement of recognised income and expense.

1 Principal accounting policies continued

Provisions

Provisions are recognised when a present obligation exists in respect of a past event and where the amount can be reliably estimated. Provisions for restructuring are recognised for direct expenditure on business reorganisations where plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken on or before the balance sheet date. Provisions are discounted where the time value of money is considered material.

Dividends

Final equity dividends to the shareholders of Rexam PLC are recognised in the period that they are approved by the shareholders. Interim equity dividends are recognised in the period that they are paid.

Financial instruments

Derivative financial instruments are measured at fair value. Derivative financial instruments utilised by the Group include interest rate swaps, cross currency swaps, forward foreign exchange contracts and forward aluminium and energy commodity contracts.

Certain derivative financial instruments are designated as hedges in line with the Group's risk management policies. Hedges are classified as follows:

(a) Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.
(b) Cash flow hedges where they hedge exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
(c) Net investment hedges where they hedge exposure to changes in the value of the Group's interests in the net assets of foreign operations.

For fair value hedges, any gain or loss from remeasuring the hedging instrument at fair value is recognised in the consolidated income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the consolidated income statement.

For cash flow hedges and net investment hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in equity, with any ineffective portion recognised in the consolidated income statement. When hedged cash flows result in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the consolidated income statement in the same period in which the hedged cash flows affect the consolidated income statement.

Any gains or losses arising from changes in fair value of derivative financial instruments not designated as hedges are recognised immediately in the consolidated income statement.

Gains and losses on derivative financial instruments related to operating activities are included in operating profit when recognised in the consolidated income statement. Gains and losses on derivative financial instruments related to financing activities are included in interest when recognised in the consolidated income statement.

Borrowings are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk. Where borrowings are used to hedge the Group's interests in the net assets of foreign operations, the portion of the exchange gain or loss on the borrowings that is determined to be an effective hedge is recognised in equity.

On 16 October 2006 the convertible preference shares were redeemed as described in note 27 to the consolidated financial statements. Prior to redemption, they were split into a liability component and an equity component. On issue, the fair value of the liability component was determined using a market rate for an equivalent non convertible bond and recognised in borrowings on an amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds of the issue was allocated to the conversion option that was recognised in equity. The change in value of the conversion option, other than on conversion or redemption, in subsequent accounting periods was not recognised in the consolidated financial statements. Dividends on convertible preference shares were charged as interest in the consolidated income statement.

Available for sale financial assets are measured at fair value. Unrealised gains and losses are recognised in equity except for impairment losses, interest and dividends arising from these assets which are recognised in the consolidated income statement.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material. Trade and other payables are measured at cost.

2 Segment analysis

(i) Analysis by business segment 2006

	Sales £m	Underlying operating profit £m	Underlying return on sales %	Operating profit £m
Beverage Cans	**2,490**	**292**	**11.7**	**328**
Plastic Packaging	**720**	**82**	**11.4**	**48**
Glass	**437**	**36**	**8.2**	**36**
Disposals and businesses for sale	**91**	**5**	**5.5**	**2**
	3,738	**415**	**11.1**	**414**
Share of post tax profits of associates and joint ventures				**9**
Retirement benefit obligations net finance cost				**(23)**
Net interest expense				**(93)**
Profit before tax				**307**
Tax				**(84)**
Profit for the financial year				**223**

	Segment assets £m	Segment liabilities £m	Capital expenditure £m	Depreciation and amortisation £m	Impairment £m
Beverage Cans	**2,271**	**(494)**	**126**	**87**	**-**
Plastic Packaging	**921**	**(184)**	**48**	**50**	**7**
Glass	**458**	**(86)**	**64**	**39**	**10**
Disposals and businesses for sale	**22**	**(9)**	**3**	**5**	**-**
	3,672	**(773)**	**241**	**181**	**17**
Associates and joint ventures	**32**	**-**	**-**	**-**	**-**
Unallocated assets and liabilities	**519**	**(2,201)**	**-**	**-**	**-**
	4,223	**(2,974)**	**241**	**181**	**17**

Share of post tax profits of associates and joint ventures are wholly attributable to Beverage Cans. Segment assets are disclosed after deducting inter segment assets of £10m for Beverage Cans, £4m for Plastic Packaging, £2m for Glass and £1m for Disposals and businesses for sale. Segment liabilities are disclosed after deducting inter segment liabilities of £12m for Beverage Cans, £1m for Plastic Packaging and £4m for Glass. Assets of associates and joint ventures are wholly attributable to Beverage Cans.

If the disposal of the non barrier thin wall plastic packaging business and the proposed disposal of the Petainer refillable bottle business had been included as part of the Plastic Packaging segment rather than in Disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £811m, £87m and £50m respectively (2005: £571m, £63m and £62m).

Capital expenditure includes £17m in Glass relating to emission rights.

Underlying operating profit comprises operating profit before exceptional items. Underlying return on sales comprises underlying operating profit divided by sales. Unallocated assets comprise derivative financial instrument assets, deferred tax assets and cash and cash equivalents which are used as part of the Group's financing offset arrangements. Unallocated liabilities comprise borrowings, derivative financial instrument liabilities, current and non current tax, deferred tax liabilities and retirement benefit obligations.

2 Segment analysis continued

(ii) Analysis by business segment 2005 - restated

	Sales £m	Underlying operating profit £m	Underlying return on sales %	Operating profit £m
Beverage Cans	2,235	313	14.0	345
Plastic Packaging	471	57	12.1	56
Glass	405	36	8.9	36
Disposals and businesses for sale	126	3	2.4	(17)
	3,237	409	12.6	420
Share of post tax profits of associates and joint ventures				7
Retirement benefit obligations net finance cost				(29)
Net interest expense				(67)
Profit before tax				331
Tax				(108)
Profit for the financial year				223

	Segment assets £m	Segment liabilities £m	Capital expenditure £m	Depreciation and amortisation £m	Impairment £m
Beverage Cans	2,241	(433)	81	84	5
Plastic Packaging	805	(147)	40	36	-
Glass	469	(97)	54	43	-
Disposals and businesses for sale	59	(18)	8	9	-
	3,574	(695)	183	172	5
Associates and joint ventures	29	-	-	-	-
Unallocated assets and liabilities	555	(2,454)	-	-	-
	4,158	(3,149)	183	172	5

Share of post tax profits of associates and joint ventures are attributable to Beverage Cans £3m and Disposals and businesses for sale £4m. Segment assets are disclosed after deducting inter segment assets of £7m for Beverage Cans, £1m for Plastic Packaging, £1m for Glass and £1m for Disposals and businesses for sale. Segment liabilities are disclosed after deducting inter segment liabilities of £5m for Beverage Cans, £1m for Plastic Packaging, £3m for Glass and £1m for Disposals and businesses for sale. Assets of associates and joint ventures are wholly attributable to Beverage Cans.

If the disposal of the UK Glass business had been included as part of the Glass segment rather than in Disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment in 2005 would have been £431m, £33m and £8m respectively.

Capital expenditure includes £9m in Glass relating to emission rights.

(iii) Analysis by geography 2006

	Sales £m	Segment assets £m	Capital expenditure £m
UK	**209**	**302**	**11**
Germany	**265**	**530**	**52**
France	**167**	**267**	**18**
Other Europe	**1,132**	**1,016**	**76**
USA	**1,328**	**927**	**53**
Brazil	**336**	**357**	**22**
Rest of world	**301**	**273**	**9**
	3,738	**3,672**	**241**
Associates and joint ventures	**-**	**32**	**-**
Unallocated assets	**-**	**519**	**-**
	3,738	**4,223**	**241**

Segment assets are disclosed after deducting inter segment assets of £67m for UK, £15m for Germany, £9m for France, £20m for Other Europe, £9m for USA, £1m for Brazil and £8m for Rest of world. Assets of associates and joint ventures are wholly attributable to Rest of world.

2 Segment analysis continued

(iv) Analysis by geography 2005 - restated

	Sales £m	Segment assets £m	Capital expenditure £m
UK	220	287	11
Germany	251	479	53
France	162	269	20
Other Europe	1,012	869	39
USA	1,136	1,125	44
Brazil	289	377	8
Rest of world	167	168	8
	3,237	3,574	183
Associates and joint ventures	-	29	-
Unallocated assets	-	555	-
	3,237	4,158	183

Segment assets are disclosed after deducting inter segment assets of £55m for UK, £11m for Germany, £5m for France, £8m for Other Europe, £5m for USA, £8m for Brazil and £4m for Rest of world. Assets of associates and joint ventures are attributable to UK £3m and Rest of world £26m.

3 Operating expenses

	2006 Underlying business performance £m	2006 Exceptional items £m	2006 Total £m	2005 Underlying business performance £m	2005 Exceptional items £m	2005 Total £m
Raw materials	**(1,845)**	-	**(1,845)**	(1,501)	-	(1,501)
Changes in inventories of WIP and finished goods	**6**	-	**6**	13	-	13
Employee benefit expense (note 4)	**(644)**	**57**	**(587)**	(591)	52	(539)
Depreciation of property, plant and equipment	**(159)**	-	**(159)**	(162)	-	(162)
Amortisation of intangible assets	**(11)**	**(11)**	**(22)**	(10)	-	(10)
Impairment	**(10)**	**(7)**	**(17)**	-	(5)	(5)
Freight costs	**(179)**	-	**(179)**	(145)	-	(145)
Operating lease rental expense	**(30)**	-	**(30)**	(25)	-	(25)
Operating lease rental income	**6**	-	**6**	5	-	5
Use of grants	**18**	-	**18**	10	-	10
Discontinuance of cash flow hedge accounting	-	-	-	1	-	1
Other operating expenses	**(481)**	**(40)**	**(521)**	(430)	(41)	(471)
Other operating income	**6**	-	**6**	7	5	12
	(3,323)	**(1)**	**(3,324)**	(2,828)	11	(2,817)

Operating expenses include research and development expenditure of £14m (2005: £12m).

Impairment of £10m in underlying business performance related to the impairment of emission rights in Glass following a significant fall in the market price of carbon dioxide emission rights during 2006. This impairment was offset by income of £10m, included in use of grants, from government grants that had been issued in respect of emission rights.

4 Employee costs and numbers

(i) Employee benefit expense

	2006 £m	2005 £m
Wages and salaries	**(536)**	(481)
Social security	**(80)**	(74)
Share based payment	**-**	(8)
Retirement benefit obligations operating profit credit	**29**	24
	(587)	(539)

(ii) Key management compensation (including directors of Rexam PLC)

	2006 £m	2005 £m
Salaries and short term employee benefits	**(6)**	(7)
Post employment benefits	**(2)**	(2)
Share based payment	**(2)**	(4)
	(10)	(13)

Key management comprises all Rexam PLC directors and those members of the Rexam PLC Group Management Committee who are not Rexam PLC directors. For details of the Group Management Committee see Directors and Officers and the Corporate Governance Report. For details of directors' remuneration see the Remuneration Report.

(iii) Average number of employees

	2006 Number	2005 restated Number
Beverage Cans	**6,700**	6,500
Plastic Packaging	**13,200**	10,900
Glass	**3,600**	3,900
Disposals and businesses for sale	**700**	400
	24,200	21,700

	2006 Number	2005 Number
UK	**900**	1,300
Germany	**2,700**	2,700
France	**2,500**	2,500
Other Europe	**4,200**	4,100
USA	**5,600**	3,600
Brazil	**1,600**	1,700
China	**5,600**	4,800
Rest of world	**1,100**	1,000
	24,200	21,700

5 Auditors' remuneration

	2006 £m	2005 restated £m
Fees payable to PricewaterhouseCoopers LLP for the audit of the consolidated financial statements	**0.6**	0.5
Statutory audit fees payable to associate members of PricewaterhouseCoopers LLP	**2.1**	1.7
Total audit fees	**2.7**	2.2
Other fees in respect of services required by legislation	**0.1**	0.1
Fees for tax services	**0.6**	0.4
Fees for other services	**0.1**	1.1
	3.5	3.8

6 Exceptional items

	2006 £m	2005 restated £m
Exceptional items included in operating profit:		
Retirement benefit obligations	**53**	45
Restructuring and integration of businesses:		
Restructuring of existing businesses	**(21)**	(7)
Integration of new businesses	**(8)**	-
	(29)	(7)
Other exceptional items:		
Amortisation of acquired intangible assets	**(11)**	-
Litigation claim	**(8)**	-
Disposal of businesses	**(3)**	(25)
Recognition of deferred tax assets on prior year acquisitions	**(3)**	(7)
Profit on disposal of land	**-**	5
	(25)	(27)
Exceptional items included in share of post tax profits of associates:		
Sale of land and property of associate	**8**	-
Disposal of associate	**-**	4
	8	4
Exceptional items included in interest expense:		
Early redemption of convertible preference shares	**(10)**	-
Financing derivative market value changes	**7**	9
	(3)	9
Total exceptional items included in profit before tax	**4**	24
Tax on exceptional items	**(9)**	(19)
Total exceptional items	**(5)**	5

In June 2006, a change to the US retiree medical plan was made to coordinate prescription drug benefits payable to certain retirees with cover available from the US government through the Medicare Part D programme. This change resulted in a gain of £38m, net of associated legal fees of £1m. In December 2006, certain changes were implemented to the US defined benefit pension plans giving rise to a gain of £15m. The gain of £45m (net of associated legal costs of £1m) in 2005 related to changes implemented to the Group's obligations in respect of US retiree medical benefits.

A cost of £21m arises from the restructuring of existing businesses, principally in the Plastic Packaging sector. The decision to exit from the non barrier thin wall plastic packaging business resulted in the rationalisation of a plant. In response to slower demand within part of the Make Up division, action was taken to reduce the cost base in France and Asia. In addition, a major restructuring of the administration support function within the European beverage can operation has been completed. A cost of £8m arises from the integration of new businesses initiated following the Plastic Packaging acquisitions of Precise Technology (that resulted in the closure of four facilities in the US) and of FangXin. The restructuring in 2005 arose in the European Beverage Can operation following conversion of two of its plants from steel to aluminium can production.

Intangible assets, such as technology, patents and customer contracts, are required to be recognised on the acquisition of businesses and amortised over their useful life. The directors consider that separate disclosure of the amortisation of such acquired intangibles aids comparison of organic growth in underlying profit and therefore this cost of £11m (2005: £nil) is separately disclosed within exceptional items. Following a recent appeal ruling, a provision of £8m has been made in respect of a legacy litigation claim relating to an acquired business. The claim had been initiated before Rexam assumed control of that business. Losses on the disposal of businesses amounted to £3m. In keeping with the strategy to concentrate the food plastics operations on high margin and faster growing markets, three non barrier thin wall plastic packaging businesses were sold and the Petainer refillable bottle business was made available for sale. The loss on disposal in 2005 of £25m related to the sale of the UK Glass business. A charge of £3m (2005: £7m) arises from the recognition of deferred tax assets on prior year acquisitions relating to the utilisation of tax losses not recorded at the date of acquisition. This charge is treated as exceptional due to size and because it arises out of the transition to IFRS.

A gain on the sale of land and property of £8m, following the relocation of a manufacturing facility, by the associate in Korea has been included in exceptional items in view of its size and one off nature. The gain on disposal of an associate of £4m in 2005 related to the sale of Rexam's interest in a non core printing business.

In October 2006, Rexam shareholders approved the early redemption into ordinary shares of the convertible preference shares. Following the adoption of IFRS, the convertible preference shares had become financially inefficient; the debt element was reclassified from equity to borrowings, the dividend thereon included within interest and no tax deduction was available on that dividend. The enhanced conversion premium of £10m, including associated costs, has been included in exceptional items due to its size and one off nature. The fair value of the derivatives arising on financing activities directly relates to changes in interest rates and foreign exchange rates. The fair value will change as the transactions to which they relate mature, as new derivatives are transacted and due to the passage of time. The fair value change on financing derivatives for the year gave rise to a net gain of £7m (2005: £9m).

7 Interest

	2006 £m	2005 £m
Interest expense:		
Bank overdrafts	**(19)**	(13)
Bank loans	**(23)**	(15)
Medium term notes	**(54)**	(49)
Finance leases	**(2)**	(2)
Dividends on convertible preference shares	**(4)**	(5)
Net foreign exchange losses	**(1)**	(4)
Underlying interest expense	**(103)**	(88)
Early redemption of convertible preference shares	**(10)**	-
Derivative financial instrument value changes	**7**	9
	(106)	(79)
Interest income:		
Cash and cash equivalents	**13**	12

Interest on medium term notes in 2006 includes accrued interest income of £6m (2005: £10m) on interest rate and cross currency swaps designated as hedging instruments and accrued interest expense of £4m (2005: £6m) on interest rate and cross currency swaps not designated as hedging instruments.

Net foreign exchange losses in 2006 comprise losses of £39m (2005: gains £33m) on borrowings and cash and cash equivalents, gains of £23m (2005: losses £20m) on derivatives designated as hedging instruments and gains of £15m (2005: losses £17m) on derivatives not designated as hedging instruments. Derivative foreign exchange losses arise on translation of cross currency swap principal amounts and on the settlement of forward foreign exchange contracts which hedge net borrowings.

Derivative financial instrument value changes in 2006 comprise a loss of £12m (2005: gain £2m) on hedging instruments and a corresponding gain of £12m (2005: loss £2m) to the value of medium term notes under a designated fair value hedging relationship, losses of £nil (2005: £2m) on other derivatives designated as hedging instruments and gains of £7m (2005: £11m) on derivatives not designated as hedging instruments.

8 Tax

	2006 Underlying business performance £m	2006 Exceptional items £m	2006 Total £m	2005 Underlying business performance restated £m	2005 Exceptional items restated £m	2005 Total restated £m
Included in the consolidated income statement:						
Current tax:						
Current tax charge	**(58)**	**2**	**(56)**	(50)	(3)	(53)
Adjustment in respect of prior years	**17**	**-**	**17**	-	1	1
	(41)	**2**	**(39)**	(50)	(2)	(52)
Deferred tax:						
Origination and reversal of temporary differences	**(38)**	**(13)**	**(51)**	(49)	(17)	(66)
Benefit from previously unrecognised tax losses and tax credits reducing current tax expense	**2**	**2**	**4**	10	-	10
Benefit from previously unrecognised tax losses and tax credits reducing deferred tax expense	**2**	**-**	**2**	-	-	-
	(34)	**(11)**	**(45)**	(39)	(17)	(56)
	(75)	**(9)**	**(84)**	(89)	(19)	(108)

UK tax included in the total above is £15m (2005: £13m).

	2006 Underlying business performance £m	2006 Exceptional items £m	2006 Total £m	2005 Underlying business performance restated £m	2005 Exceptional items restated £m	2005 Total restated £m
Included in equity:						
Deferred tax:						
Retirement benefit obligations	**(48)**	**-**	**(48)**	4	-	4
Cash flow hedges	**4**	**-**	**4**	(9)	-	(9)
	(44)	**-**	**(44)**	(5)	-	(5)

8 **Tax** continued

A reconciliation of the tax charge applicable to the Group's profit before tax at the UK statutory rate of 30% (2005: 30%) with the tax charge at the Group's effective rate is set out below.

	2006 Underlying business performance £m	2006 Exceptional items £m	2006 Total £m	2005 Underlying business performance restated £m	2005 Exceptional items restated £m	2005 Total restated £m
Profit before tax	**303**	**4**	**307**	307	24	331
Tax at the UK statutory rate of 30% (2005: 30%)	**(91)**	**(1)**	**(92)**	(92)	(7)	(99)
Utilisation of tax losses and tax credits	**2**	**2**	**4**	10	-	10
Non deductible and non taxable items	**3**	**(8)**	**(5)**	2	(11)	(9)
Higher domestic tax rates on overseas earnings	**(8)**	**(2)**	**(10)**	(9)	(2)	(11)
Tax overprovided in prior years	**19**	**-**	**19**	-	1	1
Tax in the consolidated financial statements	**(75)**	**(9)**	**(84)**	(89)	(19)	(108)
Effective rate of tax	**25%**		**27%**	29%		33%

The movements in deferred tax assets and liabilities during the year are set out below.

Deferred tax assets:	Retirement benefit obligations £m	Tax losses £m	Other temporary differences £m	Total £m
At 1 January 2006	**233**	**26**	**74**	**333**
Exchange differences	**(15)**	**(1)**	**(6)**	**(22)**
Acquisition of subsidiaries	**-**	**-**	**2**	**2**
Disposal of subsidiaries	**-**	**-**	**(1)**	**(1)**
Charge for the year	**(24)**	**(12)**	**6**	**(30)**
Charge to equity	**(48)**	**-**	**-**	**(48)**
Transfer to assets classified as held for sale	**-**	**-**	**(1)**	**(1)**
At 31 December 2006	**146**	**13**	**74**	**233**
At 1 January 2005	228	42	75	345
Exchange differences	16	3	6	25
Acquisition of subsidiaries	-	-	1	1
Charge for the year	(15)	(19)	(8)	(42)
Credit to equity	4	-	-	4
At 31 December 2005 - restated	233	26	74	333

Deferred tax liabilities:	Accelerated tax depreciation £m	Other temporary differences £m	Total £m
At 1 January 2006	**(69)**	**(89)**	**(158)**
Exchange differences	**5**	**6**	**11**
Acquisition of subsidiaries	**(1)**	**(9)**	**(10)**
Charge for the year	**(21)**	**6**	**(15)**
Credit to equity	**-**	**4**	**4**
At 31 December 2006	**(86)**	**(82)**	**(168)**
At 1 January 2005	(63)	(39)	(102)
Exchange differences	(2)	2	-
Acquisition of subsidiaries	-	(34)	(34)
Disposal of subsidiaries	1	-	1
Charge for the year	(5)	(9)	(14)
Charge to equity	-	(9)	(9)
At 31 December 2005 - restated	(69)	(89)	(158)

8 **Tax** continued

Deferred tax assets and liabilities are presented as non current in the consolidated balance sheet. Of the total deferred tax assets, £36m (2005: £64m) are recoverable within one year. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balance net.

Deferred tax assets have been recognised where it is probable that they will be recovered. In recognising deferred tax assets, the Group has considered if it is more likely than not that sufficient future profits will be available to absorb tax losses and other timing differences. Deferred tax assets of £30m (2005: £37m) have not been recognised in respect of losses, tax credits on dividends and other timing differences due to the uncertainty of the availability of suitable profits in the foreseeable future. The principal items on which no deferred tax assets have been recognised are tax losses of £30m (2005: £30m) and UK tax credits on foreign dividends of £18m (2005: £15m). There is no expiry date on either of these items.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries and associates. If the earnings were remitted in full, tax of £175m (2005: £165m) would be payable.

9 Earnings per share

	2006 Pence	2005 restated Pence
Basic earnings per share	**39.7**	40.4
Diluted earnings per share	**39.7**	39.4
Underlying earnings per share	**40.6**	39.5

	£m	£m
Underlying profit before tax	**303**	307
Tax on underlying profit	**(75)**	(89)
Profit attributable to equity shareholders before exceptional items	**228**	218
Exceptional items after tax	**(5)**	5
Profit attributable to equity shareholders	**223**	223
Dilution on conversion of convertible preference shares	-	5
Profit attributable to equity shareholders on a diluted basis	**223**	228

	2006 Number millions	2005 Number millions
Weighted average number of shares in issue for the year	**561.3**	551.8
Dilution on exercise of outstanding share options	**0.8**	3.1
Dilution on conversion of preference shares	-	24.4
Weighted number of shares on a diluted basis	**562.1**	579.3
Number of shares in issue at 31 December	**583.3**	553.6

10 Equity dividends

	2006 £m	2005 £m
Interim dividend for 2006 of 7.9p paid on 2 November 2006	**44**	-
Final dividend for 2005 of 10.6p paid on 5 June 2006	**59**	-
Interim dividend for 2005 of 7.52p paid on 1 November 2005	-	41
Final dividend for 2004 of 10.09p paid on 1 June 2005	-	56
	103	97

A final dividend per equity share of 11.1p has been proposed for 2006 and, subject to shareholder approval, is payable on 6 June 2007. In accordance with IFRS accounting requirements this dividend has not been accrued in these consolidated financial statements.

13 Property, plant and equipment

	Property £m	Plant and equipment £m	Assets under construction £m	Total £m
Cost:				
At 1 January 2006	**408**	**1,633**	**48**	**2,089**
Exchange differences	**(27)**	**(108)**	**(6)**	**(141)**
Acquisition of subsidiaries	**18**	**30**	**9**	**57**
Additions	**6**	**77**	**133**	**216**
Disposal of subsidiaries	**(5)**	**(36)**	**(1)**	**(42)**
Disposals	**(1)**	**(22)**	**-**	**(23)**
Transfers to assets classified as held for sale	**(9)**	**(31)**	**-**	**(40)**
Reclassifications	**8**	**82**	**(90)**	**-**
At 31 December 2006	**398**	**1,625**	**93**	**2,116**
Accumulated depreciation:				
At 1 January 2006	**(68)**	**(835)**	**-**	**(903)**
Exchange differences	**7**	**65**	**-**	**72**
Disposal of subsidiaries	**1**	**26**	**-**	**27**
Disposals	**-**	**17**	**-**	**17**
Depreciation for the year	**(16)**	**(143)**	**-**	**(159)**
Impairment	**(1)**	**(6)**	**-**	**(7)**
Transfer to assets classified as held for sale	**3**	**25**	**-**	**28**
At 31 December 2006	**(74)**	**(851)**	**-**	**(925)**
Carrying value at 31 December 2006	**324**	**774**	**93**	**1,191**
Cost - restated:				
At 1 January 2005	378	1,524	46	1,948
Exchange differences	9	34	3	46
Acquisition of subsidiaries	27	40	2	69
Additions	5	67	88	160
Disposal of subsidiaries	(18)	(76)	(2)	(96)
Disposals	(1)	(34)	(1)	(36)
Transfers	(2)	-	-	(2)
Reclassifications	10	78	(88)	-
At 31 December 2005	408	1,633	48	2,089
Accumulated depreciation:				
At 1 January 2005	(59)	(732)	-	(791)
Exchange differences	-	(16)	-	(16)
Disposal of subsidiaries	5	37	-	42
Disposals	-	28	-	28
Depreciation for the year	(14)	(148)	-	(162)
Impairment	-	(5)	-	(5)
Transfers	1	-	-	1
Reclassifications	(1)	1	-	-
At 31 December 2005	(68)	(835)	-	(903)
Carrying value at 31 December 2005 - restated	340	798	48	1,186

The carrying value of property, plant and equipment includes finance leased assets of £32m (2005: £25m) in respect of property and £7m (2005: £13m) in respect of plant and equipment.

The impairment of £7m in 2006 relates to a £5m write down of assets in the UK following the decision to exit the non barrier thin wall plastic packaging business and a £2m write down of assets following the decision to reduce the cost base for Make Up in France. The impairment was measured by determining the fair values of the assets, being market value less selling costs. The impairment of £5m in 2005 related to a write down of assets following the conversion of certain Beverage Can lines from steel to aluminium in Europe. The impairment was measured by determining the fair value of the assets, being market value less selling costs.

There are no borrowing costs capitalised included in the carrying value of property, plant and equipment (2005: £nil).

14 Investments in subsidiaries

The main subsidiaries, all of which are wholly owned, are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiaries incorporated in the UK are registered in England and Wales.

Subsidiary	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Company*	United States	United States	Common stock	Consumer packaging
Rexam Beverage Can South America SA*	Brazil	South America	Common stock	Consumer packaging
Rexam do Brazil Ltda*	Brazil	South America	Quotas	Consumer packaging
Rexam European Holdings Limited*	UK	UK	Ordinary shares	Holding company
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Group Holdings Limited	UK	UK	Ordinary shares	Holding company
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Holding company
Rexam Overseas Holdings Limited*	UK	UK	Ordinary shares	Holding company

15 Investments in associates and joint ventures

	Associates £m	Joint venture £m	Total £m
At 1 January 2006	**26**	**3**	**29**
Exchange differences	**(1)**	**-**	**(1)**
Share of post tax profits	**9**	**-**	**9**
Disposals	**(2)**	**-**	**(2)**
Repayment of loan	**-**	**(3)**	**(3)**
At 31 December 2006	**32**	**-**	**32**
At 1 January 2005	26	3	29
Exchange differences	4	-	4
Share of post tax profits	7	-	7
Additions	-	3	3
Disposals	(10)	(3)	(13)
Dividends paid	(1)	-	(1)
At 31 December 2005	26	3	29

At 31 December 2006 and at 31 December 2005, the principal associates and joint ventures are a Korean associate, Hanil Can Company Limited, in which Rexam holds a 40% share and a UK joint venture, Kemsley Fields Limited, in which Rexam holds a 43.2% share. Sales, profit after tax, assets and liabilities on a 100% basis for all associates and joint ventures are £125m, £22m, £130m and £48m respectively (2005: £152m, £8m, £138m and £76m).

16 Available for sale financial assets

	2006 £m	2005 £m
At 1 January	**30**	28
Exchange differences	**(3)**	3
Income for the year	**-**	1
Cash received	**1**	-
Disposal of life insurance policies	**(3)**	-
Transfer to retirement benefit obligations	**(2)**	(2)
At 31 December	**23**	30
Non current assets	**22**	26
Current assets	**1**	4
At 31 December	**23**	30

Available for sale financial assets at 31 December 2006 include £21m (2005: £25m) of investments used to satisfy certain US pension obligations, of which £20m (2005: £21m) comprises listed investments, the fair value of which are determined directly by reference to published price quotations in an active market, and £1m (2005: £4m) comprises cash and cash equivalents. Also included in available for sale financial assets at 31 December 2006 are unlisted investments of £2m (2005: £2m). At 31 December 2005 there were life insurance policies of £3m which were sold during 2006 as detailed further in note 27.

24 Financial instruments

(i) Financial risk management

Rexam bases its financial risk management on sound economic objectives and good corporate practice. Group treasury operations are carried out under strict policies and parameters defined by the Rexam Board of Directors and supervised by its Finance Committee. Rexam treasury is not run as a profit centre nor does it enter into any transactions for speculative purposes. All derivative financial instruments are measured at fair value at the balance sheet date.

The Group's major operational hedges comply with IAS39 and hedge accounting treatment is applied. Some smaller trading exposures are hedged on an economic basis and hedge accounting treatment is not applied where the compliance burden is deemed to be unduly onerous and the income statement volatility arising is not expected to be significant. In addition, some interest rate swaps used to manage Rexam's fixed/floating debt mix, while economically effective, are ineligible for hedge accounting treatment. Fair value gains and losses on these hedges are recognised in the consolidated income statement. In 2006, there was a net gain of £7m (2005: £9m) on financing derivatives on which hedge accounting was not applied, recorded within exceptional interest in the consolidated income statement.

Interest rate risk

The objective of Rexam's interest rate risk management is to reduce the Group's exposure to the impact of changes in interest rates in the currencies in which debt is borrowed. The detailed interest rate risk profile is shown in section (iv) below. Interest rate risk is managed through the issue of long term fixed rate bonds in both euros and sterling under Rexam's medium term note programme and through the use of interest rate derivatives that are used to manage the overall fixed/floating mix of bank and bond debt.

Refinancing risk

Rexam treasury mitigates refinancing risk by raising its debt requirements from a range of different sources and with a range of maturity dates. As at 31 December 2006, debt maturities ranged from less than one year (19% of drawn debt) to 2013 (33% of drawn debt). No more than 33% of drawn debt at 31 December 2006 expires in any one financial year.

Foreign exchange translation risk

The Group seeks to mitigate the impact of foreign exchange movements between overseas currencies and sterling arising on the translation of the value of non UK operations into sterling for reporting purposes. This is achieved by borrowing a proportion of debt, either directly or through the use of cross currency swaps and forward foreign exchange contracts, in currencies which match or are closely linked to the currencies of the overseas businesses. This approach also provides some protection against the foreign exchange translation of overseas earnings as it matches the currency of earnings to the currency of the interest expense. These amounts are included in the consolidated financial statements by translation into sterling at the balance sheet date and, where hedge accounted, offset in equity against the translation movement in net assets.

Foreign exchange transaction risk

The Group looks to mitigate currency risk arising on cross border trading transactions using a range of derivative instruments. Generally, the Group will hedge a higher proportion of shorter term, contractually committed transactions, but does also hedge some longer term contracts into the medium term. None of the foreign exchange derivative instruments at 31 December 2006 related to derivative trading activity, although some fair value gains and losses were taken to the consolidated income statement because IFRS hedge accounting treatment was not applied. Foreign exchange derivative instruments are used for hedging general business exposures in foreign currencies such as the purchase and sale of goods, capital expenditure and dividend flows. Where IFRS hedge accounting treatment is obtained, gains or losses on the derivative hedges are held in equity and recognised in the consolidated income statement when the losses or gains on the hedged transactions are recognised in the consolidated income statement.

Commodity risk

The objective of commodity risk management is to identify those businesses that have exposures to commodities traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. To manage such exposures, the Group uses mainly over the counter instruments transacted with banks, which are themselves priced through a recognised commodity exchange, such as the London Metal Exchange. In addition, the Group makes use of physical supply contracts which effectively pass commodity risks through to customers. Rexam manages the purchase of certain raw materials, including aluminium and energy costs through physical supply contracts which, in the main, relate directly to commodity price indices. The supply contracts may be hedged with appropriate derivative contracts to fix and manage costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time. None of the commodity derivative financial instruments at 31 December 2006 related to derivative trading activity, although some fair value gains and losses were taken to the consolidated income statement because IFRS hedge accounting was not applied. The commodity hedges relate to contracted and expected future purchases of aluminium and energy. Where IFRS hedge accounting treatment is obtained, gains or losses on the derivative hedges are held in equity and recognised in the consolidated income statement when the losses or gains on the hedged transactions are recognised in the consolidated income statement.

Embedded derivatives

Certain supply contracts entered into by Group companies include embedded derivatives, normally used as part of the pricing mechanisms agreed with customers or suppliers. Under IFRS these embedded derivatives cannot be reported as being part of a hedging relationship, so fair value gains and losses are taken to the consolidated income statement. The effect of fair valuing these embedded derivatives is generally to recognise at the reporting date the impact, at prevailing market prices, of the pricing mechanism's embedded derivative on the expected future supplies to be made under the contracts, even where a contract is in profit or would not otherwise require its future financial effects to be recognised.

24 Financial instruments continued

(ii) Carrying amount and fair value of financial assets and liabilities at 31 December:

	2006 Carrying amount £m	2006 Fair value £m	2005 Carrying amount £m	2005 Fair value £m
Financial assets:				
Cash and cash equivalents	**138**	**138**	87	87
Available for sale financial assets	**23**	**23**	30	30
Derivative financial instruments	**148**	**148**	135	135
Financial liabilities:				
Borrowings:				
Bank overdrafts	**(124)**	**(124)**	(91)	(91)
Bank loans	**(313)**	**(313)**	(369)	(369)
Medium term notes	**(958)**	**(979)**	(815)	(845)
Finance leases	**(20)**	**(21)**	(36)	(38)
Convertible preference shares	-	-	(70)	(76)
Derivative financial instruments	**(14)**	**(14)**	(20)	(20)

Market values have been used to determine the fair values of cash and cash equivalents, available for sale financial assets, cross currency swaps and bank borrowings. The fair value of the medium term notes has been determined by reference to their quoted market prices at the close of business on 31 December. The fair value of the liability component of the convertible preference shares was determined using a market rate for an equivalent non convertible bond. The fair values of interest rate swaps, fixed rate loans and finance leases have been determined by discounting their cash flows at prevailing Interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of forward aluminium commodity contracts has been determined by marking those contracts to market at prevailing forward aluminium prices. The fair value of embedded derivatives has been calculated using valuation models incorporating market commodity prices and foreign exchange rates.

(iii) Hedging activities

The net fair values of the Group's derivative financial instruments designated, and not designated, as hedging instruments are set out below.

At 31 December 2006	Non hedge accounted £m	Fair value hedges £m	Cash flow hedges £m	Net investment hedges £m	Total net fair value £m
Interest rate swaps	-	**3**	-	-	**3**
Cross currency swaps	**22**	**80**	-	-	**102**
Forward foreign exchange contracts	-	-	**(5)**	-	**(5)**
Forward aluminium commodity contracts	-	-	**36**	-	**36**
Embedded derivatives	**(2)**	-	-	-	**(2)**
	20	**83**	**31**	-	**134**
At 31 December 2005					
Interest rate swaps	(8)	8	-	-	-
Cross currency swaps	4	64	-	6	74
Forward foreign exchange contracts	1	-	4	-	5
Forward aluminium commodity contracts	1	-	41	-	42
Embedded derivatives	(6)	-	-	-	(6)
	(8)	72	45	6	115

The fair values of the Group's non derivative financial instruments at 31 December designated as hedging instruments are set out below.

	2006 £m	2005 £m
Bank loans	**(140)**	(106)
Medium term notes	**(538)**	(410)
	(678)	(516)

24 Financial instruments continued

The principal amounts of derivative financial instruments not hedge accounted and hedge accounted are set out below.

At 31 December 2006	Non hedge accounted £m	Fair value hedges £m	Cash flow hedges £m	Net investment hedges £m
Interest rate swaps with interest payable at fixed rates	**524**	-	-	-
Interest rate swaps with interest receivable at fixed rates	**346**	**254**	-	-
Cross currency swaps	**120**	**432**	-	-
Forward foreign exchange contracts	**154**	-	**331**	-
Forward aluminium commodity contracts	**7**	-	**107**	-
Forward energy contracts	**2**	-	**8**	-
Embedded derivatives	**15**	-	-	-

Fair value hedges

The Group has designated interest rate swaps and the interest element of cross currency swaps as fair value hedges whereby interest is receivable at fixed interest rates varying from 4.4% to 7.1%. These swaps hedge the exposure to changes in the fair value of medium term notes which mature in 2009 and 2013. The cross currency swap element of swaps referred to above hedge changes in the fair value of US dollar intercompany loans which mature in 2009.

Cash flow hedges

The Group has designated forward foreign exchange, aluminium commodity and energy contracts as cash flow hedges. The aluminium commodity and energy contracts hedge anticipated future purchases of aluminium and energy respectively and mature between 2007 and 2008. Forward foreign exchange contracts hedge foreign currency transaction risk and mature between 2007 and 2009. The associated fair value gains and losses on cash flow hedges are transferred to inventory in the period in which the underlying hedged transactions occur.

Net investment hedges

The Group has designated foreign currency borrowings as hedges of net investments in its subsidiaries in the Eurozone and the USA.

(iv) Interest rate risk

The following table sets out the carrying amount, by maturity, of the Group's non derivative financial instruments that are exposed to interest rate risk.

At 31 December 2006	Effective interest rate %	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	More than 5 years £m	Total carrying amount £m
Fixed rate:								
Bank loans	**10.5**	**(6)**	**(1)**	**(1)**	**(1)**	-	-	**(9)**
Medium term notes	**5.4**	**(128)**	-	**(368)**	-	-	**(456)**	**(952)**
Finance leases	**7.5**	**(7)**	**(2)**	**(2)**	**(1)**	**(1)**	-	**(13)**
		(141)	**(3)**	**(371)**	**(2)**	**(1)**	**(456)**	**(974)**
Floating rate:								
Cash and cash equivalents		**138**	-	-	-	-	-	**138**
Bank overdrafts		**(124)**	-	-	-	-	-	**(124)**
Bank loans		**(10)**	**(3)**	**(3)**	**(2)**	**(273)**	**(13)**	**(304)**
Medium term notes		-	**(6)**	-	-	-	-	**(6)**
Finance leases		-	**(7)**	-	-	-	-	**(7)**
		4	**(16)**	**(3)**	**(2)**	**(273)**	**(13)**	**(303)**

24 Financial instruments continued

At 31 December 2005	Effective interest rate %	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	More than 5 years £m	Total carrying amount £m
Fixed rate:								
Bank loans	4.6	(3)	(1)	(1)	-	-	-	(5)
Medium term notes	6.9	(40)	(388)	-	(370)	-	-	(798)
Finance leases	7.5	(16)	(7)	(3)	(1)	(1)	(1)	(29)
Convertible preference shares	8.0	-	-	-	-	-	(70)	(70)
		(59)	(396)	(4)	(371)	(1)	(71)	(902)
Floating rate:								
Cash and cash equivalents		87	-	-	-	-	-	87
Bank overdrafts		(91)	-	-	-	-	-	(91)
Bank loans		(4)	(3)	(3)	(3)	(339)	(12)	(364)
Medium term notes		(10)	-	(7)	-	-	-	(17)
Finance leases		-	-	(7)	-	-	-	(7)
		(18)	(3)	(17)	(3)	(339)	(12)	(392)

Cash at bank earns interest at floating rates based on daily bank deposit rates in the relevant currency. Short term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short term deposit rates. Other floating rate financial instruments are at the appropriate LIBOR interest rates as adjusted by variable margins. Interest on floating rate financial instruments is re-priced at intervals of less than one year. Interest on fixed rate financial instruments is fixed until maturity of the instrument.

The effect of interest rate swaps and cross currency swaps, including principal amounts only, is to modify the amounts and interest rates of medium term notes as set out below.

At 31 December 2006	Effective interest rate %	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	More than 5 years £m	Total carrying amount £m
Fixed rate	**5.5**	**(124)**	**-**	**(182)**	**-**	**-**	**(322)**	**(628)**
Floating rate		**(4)**	**(6)**	**(99)**	**-**	**-**	**(133)**	**(242)**
Medium term notes after effects of hedging		**(128)**	**(6)**	**(281)**	**-**	**-**	**(455)**	**(870)**
Principal amounts of cross currency swaps		**-**	**-**	**(88)**	**-**	**-**	**-**	**(88)**
Medium term notes before effects of hedging		**(128)**	**(6)**	**(369)**	**-**	**-**	**(455)**	**(958)**
At 31 December 2005								
Fixed rate	7.2	(40)	(384)	-	(205)	-	-	(629)
Floating rate		(10)	(4)	(7)	(111)	-	-	(132)
Medium term notes after effects of hedging		(50)	(388)	(7)	(316)	-	-	(761)
Principal amounts of cross currency swaps		-	-	-	(54)	-	-	(54)
Medium term notes before effects of hedging		(50)	(388)	(7)	(370)	-	-	(815)

(v) Currency risk

Non derivative financial instruments that create potentially significant currency exposures, since they are denominated in currencies other than the functional currency of the entities which hold them, are set out below.

	2006 £m	2005 £m
Borrowings denominated in Brazilian reais by entities in Brazil with a US dollar functional currency	**(26)**	(25)
Borrowings denominated in US dollars by an entity in Sweden	**(13)**	(13)
Cash denominated in local currencies held by entities in South America with a US dollar functional currency	**52**	13
Intercompany deposit denominated in US dollars by an entity in the UK with a euro functional currency	**59**	34
Borrowings denominated in sterling by an entity in the UK with a euro functional currency	**-**	(5)

In addition, there are minor balances in currency bank accounts held by various entities for operational reasons, instruments in local currency hedged back to the entity's functional currency and currency borrowings used to fund loans to overseas subsidiaries in their functional currency or to provide net investment hedges. These financial instruments do not generate significant currency exposures.

24 Financial instruments continued

(vi) Credit risk

The maximum credit risk exposure of the Group's financial assets at 31 December 2006 is represented by the amounts reported under the corresponding balance sheet headings. There are no significant concentrations of credit risk associated with financial instruments of the Group.

(vii) Collateral

Included within borrowings are secured loans of £2m (2005: £1m), the security for which is principally property.

25 Retirement benefit obligations

(i) Summary

	Defined benefit pensions £m	Other pensions £m	Total pensions £m	Retiree medical £m	Gross retirement benefit obligations £m	Deferred tax £m	Net retirement benefit obligations £m
At 1 January 2006	**(514)**	**(23)**	**(537)**	**(244)**	**(781)**	**233**	**(548)**
Exchange differences	**21**	**1**	**22**	**24**	**46**	**(15)**	**31**
Current service cost	**(22)**	**(4)**	**(26)**	**(2)**	**(28)**	**6**	**(22)**
Exceptional items (see below)	**18**	**-**	**18**	**39**	**57**	**(20)**	**37**
Total included in operating profit	**(4)**	**(4)**	**(8)**	**37**	**29**	**(14)**	**15**
Net finance cost	**(11)**	**-**	**(11)**	**(12)**	**(23)**	**8**	**(15)**
Actuarial changes	**135**	**-**	**135**	**20**	**155**	**(48)**	**107**
Cash contributions and benefits paid	**44**	**4**	**48**	**12**	**60**	**(18)**	**42**
Transfers	**3**	**-**	**3**	**-**	**3**	**-**	**3**
At 31 December 2006	**(326)**	**(22)**	**(348)**	**(163)**	**(511)**	**146**	**(365)**
Curtailment and settlement: Disposal of businesses	**3**	**-**	**3**	**-**	**3**	**(1)**	**2**
Curtailment: US defined benefit pension plan changes	**15**	**-**	**15**	**-**	**15**	**(5)**	**10**
Curtailment: Gain on retiree medical	**-**	**-**	**-**	**39**	**39**	**(14)**	**25**
Exceptional items	**18**	**-**	**18**	**39**	**57**	**(20)**	**37**
At 1 January 2005	(477)	(20)	(497)	(269)	(766)	228	(538)
Exchange differences	(17)	(2)	(19)	(29)	(48)	16	(32)
Current service cost	(22)	(4)	(26)	(2)	(28)	7	(21)
Exceptional items (see below)	6	-	6	46	52	(18)	34
Total included in operating profit	(16)	(4)	(20)	44	24	(11)	13
Net finance cost	(13)	-	(13)	(16)	(29)	10	(19)
Actuarial changes	(20)	-	(20)	8	(12)	4	(8)
Cash contributions and benefits paid	26	4	30	18	48	(14)	34
Transfers	3	(1)	2	-	2	-	2
At 31 December 2005	(514)	(23)	(537)	(244)	(781)	233	(548)
Curtailment: Disposal of businesses	6	-	6	-	6	(2)	4
Past service credit: Gain on retiree medical	-	-	-	46	46	(16)	30
Exceptional items	6	-	6	46	52	(18)	34

The balance for net retirement benefit obligations at 31 December 2006 of £365m (2005: £548m) is included in the consolidated balance sheet as retirement benefit obligations of £514m (2005: £783m), other receivables of £3m (2005: £2m) and deferred tax assets of £146m (2005: £233m). Rexam pays the retiree medical costs on behalf of certain prior year disposed businesses which are subsequently reimbursed by those businesses. The £3m (2005: £2m) included in other receivables represents the actuarial value of the total amount that is reimbursable.

25 Retirement benefit obligations continued

(ii) Defined benefit pension plans

The Group operates various defined benefit pension schemes throughout the world, the largest being in the UK and USA. With respect to the UK, a full actuarial valuation by a qualified actuary was carried out as at 31 March 2005 and updated to 31 December 2006. With respect to the United States, a full actuarial valuation by a qualified actuary was carried out as at 1 January 2006 and updated to 31 December 2006.

	UK 2006 £m	USA 2006 £m	Other 2006 £m	Total 2006 £m	UK 2005 £m	USA 2005 £m	Other 2005 £m	Total 2005 £m
Amounts recognised in the consolidated balance sheet:								
Fair value of plan assets	**1,388**	**856**	**69**	**2,313**	1,296	997	64	2,357
Present value of funded obligations	**(1,514)**	**(970)**	**(74)**	**(2,558)**	(1,533)	(1,164)	(80)	(2,777)
Funded defined benefit pension plans	**(126)**	**(114)**	**(5)**	**(245)**	(237)	(167)	(16)	(420)
Present value of unfunded obligations	**-**	**(32)**	**(49)**	**(81)**	-	(39)	(55)	(94)
Net liability	**(126)**	**(146)**	**(54)**	**(326)**	(237)	(206)	(71)	(514)
Amounts recognised in the consolidated income statement:								
Included in employee benefits expense:								
Current service cost	**(10)**	**(8)**	**(4)**	**(22)**	(11)	(8)	(3)	(22)
Curtailments and settlements - exceptional items	**2**	**15**	**1**	**18**	6	-	-	6
	(8)	**7**	**(3)**	**(4)**	(5)	(8)	(3)	(16)
Included in net finance cost:								
Expected return on plan assets	**80**	**43**	**3**	**126**	74	48	3	125
Interest cost	**(72)**	**(60)**	**(5)**	**(137)**	(71)	(61)	(6)	(138)
	8	**(17)**	**(2)**	**(11)**	3	(13)	(3)	(13)
Total recognised in the consolidated income statement	**-**	**(10)**	**(5)**	**(15)**	(2)	(21)	(6)	(29)
Amounts recognised in the statement of recognised income and expense:								
Actuarial gains/(losses) on plan assets	**36**	**(5)**	**1**	**32**	148	(7)	4	145
Actuarial gains/(losses) on retirement benefit obligations	**48**	**41**	**14**	**103**	(140)	(12)	(13)	(165)
Amounts recognised in the statement of recognised income and expense	**84**	**36**	**15**	**135**	8	(19)	(9)	(20)
Changes in the fair value of plan assets:								
At 1 January	**1,296**	**997**	**64**	**2,357**	1,102	931	56	2,089
Exchange differences	**-**	**(110)**	**(2)**	**(112)**	-	99	(1)	98
Acquisition of subsidiaries	**-**	**-**	**-**	**-**	-	1	-	1
Expected return on plan assets	**80**	**43**	**3**	**126**	74	48	3	125
Actuarial gains/(losses)	**36**	**(5)**	**1**	**32**	148	(7)	4	145
Employer contributions	**27**	**11**	**3**	**41**	14	6	2	22
Plan participant contributions	**2**	**-**	**2**	**4**	3	-	1	4
Benefits paid	**(53)**	**(80)**	**(2)**	**(135)**	(45)	(81)	(1)	(127)
At 31 December	**1,388**	**856**	**69**	**2,313**	1,296	997	64	2,357
Major categories of plan assets as a percentage of total plan assets at 31 December:	%	%	%	%	%	%	%	%
Equities	**73**	**8**	**48**	**48**	73	13	47	47
Bonds	**25**	**92**	**47**	**50**	24	86	47	51
Cash	**2**	**-**	**5**	**2**	3	1	6	2

25 Retirement benefit obligations continued

Changes in the fair value of defined benefit pension obligations:

	UK 2006 £m	USA 2006 £m	Other 2006 £m	Total 2006 £m	UK 2005 £m	USA 2005 £m	Other 2005 £m	Total 2005 £m
At 1 January	**(1,533)**	**(1,203)**	**(135)**	**(2,871)**	(1,359)	(1,087)	(120)	(2,566)
Exchange differences	**-**	**131**	**2**	**133**	-	(119)	4	(115)
Acquisition of subsidiaries	**-**	**-**	**-**	**-**	-	(1)	-	(1)
Current service cost	**(10)**	**(8)**	**(4)**	**(22)**	(11)	(8)	(3)	(22)
Curtailments and settlements – exceptional items	**2**	**15**	**1**	**18**	6	-	-	6
Interest cost	**(72)**	**(60)**	**(5)**	**(137)**	(71)	(61)	(6)	(138)
Actuarial gains/(losses)	**48**	**41**	**14**	**103**	(140)	(12)	(13)	(165)
Plan participant contributions	**(2)**	**-**	**(2)**	**(4)**	(3)	-	(1)	(4)
Benefits paid	**53**	**80**	**5**	**138**	45	82	4	131
Transfer from available for sale financial assets	**-**	**2**	**-**	**2**	-	3	-	3
Transfer to liabilities classified as held for sale	**-**	**-**	**1**	**1**	-	-	-	-
At 31 December	**(1,514)**	**(1,002)**	**(123)**	**(2,639)**	(1,533)	(1,203)	(135)	(2,871)

Principal actuarial assumptions:

	UK 2006 %	USA 2006 %	Other 2006 %	UK 2005 %	USA 2005 %	Other 2005 %
Future salary increases	**4.40**	**4.50**	**2.89**	4.25	4.50	2.89
Future pension increases	**3.00**	**-**	**1.95**	2.75	-	1.72
Discount rate	**5.00**	**5.75**	**4.46**	4.75	5.40	3.92
Inflation rate	**3.00**	**2.50**	**1.95**	2.75	2.50	1.91
Expected return on plan assets (net of administration expenses):						
Equities	**7.37**	**7.24**	**6.88**	6.95	7.23	6.83
Bonds	**4.62**	**4.37**	**4.08**	4.10	4.26	3.57
Cash	**4.87**	**2.96**	**4.05**	4.35	2.82	2.02

To develop the expected return on plan assets assumption, the Group considered the current level of expected returns on risk free investments, primarily government bonds, the historical level of the risk premium associated with the asset class concerned and the expectations for future returns of the asset class. The resulting rates for equities, bonds and cash are then reduced to allow for administration expenses.

The mortality assumptions used in valuing the liabilities of the UK pension plan in 2006 and 2005 are based on the standard tables PA92 as published by the Institute and Faculty of Actuaries. These tables are adjusted to reflect the circumstances of the plan membership. The life expectancy assumed for male pensioners aged 65 is 19.6 years (2005: 19.6 years) and for female pensioners aged 65 is 22.4 years (2005: 22.4 years). The mortality assumptions used in valuing the liabilities of the US pension plans are based on the RP2000 combined active and retiree mortality table projected to 2006 weighted 70% blue collar and 30% white collar (2005: UP1994 mortality table). The life expectancy assumed for male pensioners aged 65 is 17.8 years (2005: 17.3 years) and for female pensioners aged 65 is 20.2 years (2005: 20.7 years).

Information on defined benefit plans:

	2006 £m	2005 £m	2004 £m
Fair value of plan assets	**2,313**	2,357	2,089
Present value of defined benefit obligations	**(2,639)**	(2,871)	(2,566)
Net liability	**(326)**	(514)	(477)
Cumulative actuarial gains/(losses)	**36**	(99)	(79)

25 Retirement benefit obligations continued

	2006	2005	2004
Experience gains/(losses) arising on defined benefit obligations:			
Amount (£m)	**103**	(165)	(142)
Percentage of present value of defined benefit obligations (%)	**4**	(6)	(6)
Experience gains arising on plan assets:			
Amount (£m)	**32**	145	63
Percentage of plan assets (%)	**1**	6	3

The Group expects to contribute £45m in cash to its defined benefit pension plans in 2007.

(iii) Other pension plans

The Group operates a number of defined contribution plans, included as part of other pensions in (i) above, for which the charge in the consolidated income statement for the year was £1m (2005: £1m) and cash contributions were £1m (2005: £1m).

(iv) Retiree medical

Certain current and former employees in the USA are provided with cover for medical costs and life assurance, referred to in these consolidated financial statements as retiree medical. These unfunded benefits are assessed with the advice of a qualified actuary.

	2006 £m	2005 £m
Amounts recognised in the consolidated balance sheet:		
Present value of the retiree medical obligation	**(163)**	(244)
Amounts recognised in the consolidated income statement:		
Included in employee benefits expense:		
Current service cost	**(2)**	(2)
Curtailments - exceptional item	**39**	-
Past service credit - exceptional item	**-**	46
	37	44
Included in net finance cost:		
Interest cost (including administration costs of £1m (2005: £1m))	**(12)**	(16)
Total recognised in the consolidated income statement	**25**	28
Amounts recognised in the statement of recognised income and expense:		
Actuarial gains	**20**	8
Changes in the present value of the retiree medical obligation:		
At 1 January	**(244)**	(269)
Exchange differences	**24**	(29)
Current service cost	**(2)**	(2)
Curtailments - exceptional item	**39**	-
Past service credit - exceptional item	**-**	46
Net finance cost	**(12)**	(16)
Actuarial gains	**20**	8
Benefits paid	**12**	18
At 31 December	**(163)**	(244)

27 Equity continued

	Ordinary share capital £m	Convertible preference share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Fair value and other reserves £m	Total equity £m
At 1 January 2005	354	1	741	279	(552)	3	826
Exchange differences	-	-	-	-	-	26	26
Actuarial losses on retirement benefits	-	-	-	-	(12)	-	(12)
Tax on actuarial losses on retirement benefits	-	-	-	-	4	-	4
Net investment hedges	-	-	-	-	-	7	7
Cash flow hedges recognised	-	-	-	-	-	60	60
Tax on cash flow hedges	-	-	-	-	-	(9)	(9)
Cash flow hedges transferred to inventory	-	-	-	-	-	(31)	(31)
Net profit/(loss) recognised directly in equity	-	-	-	-	(8)	53	45
Profit for the financial year	-	-	-	-	223	-	223
Total recognised profit for the year	-	-	-	-	215	53	268
Share options value of services provided	-	-	-	-	6	-	6
Share options proceeds from shares issued	2	-	7	-	-	-	9
Purchase of Rexam PLC shares by Employee Share Trust	-	-	-	-	(3)	-	(3)
Dividends paid	-	-	-	-	(97)	-	(97)
At 31 December 2005	356	1	748	279	(431)	56	1,009

Fair value and other reserves	Translation reserve £m	Available for sale financial assets reserve £m	Cash flow hedge reserve £m	Net investment hedge reserve £m	Total fair value and other reserves £m
At 1 January 2006	**18**	**(1)**	**32**	**7**	**56**
Exchange differences	**(95)**	-	-	-	**(95)**
Net investment hedges	-	-	-	**28**	**28**
Cash flow hedges recognised	-	-	**32**	-	**32**
Tax on cash flow hedges	-	-	**4**	-	**4**
Cash flow hedges transferred to inventory	-	-	**(44)**	-	**(44)**
Cash flow hedges transferred to the income statement	-	-	**(1)**	-	**(1)**
Sale of life insurance policies	-	**(2)**	-	-	**(2)**
At 31 December 2006	**(77)**	**(3)**	**23**	**35**	**(22)**
At 1 January 2005	(8)	(1)	12	-	3
Exchange differences	26	-	-	-	26
Net investment hedges	-	-	-	7	7
Cash flow hedges recognised	-	-	60	-	60
Tax on cash flow hedges	-	-	(9)	-	(9)
Cash flow hedges transferred to inventory	-	-	(31)	-	(31)
At 31 December 2005	18	(1)	32	7	56

The balance of £3m on the available for sale financial assets reserve at 31 December 2006 represents an unrealised loss on investments used to satisfy certain US pension obligations. The balance of £1m at 31 December 2005 represented an unrealised loss of £3m on investments used to satisfy certain US pension obligations offset by an unrealised gain of £2m on life insurance policies. This gain was subsequently transferred to the consolidated income statement in 2006 following the sale of those policies.

27 **Equity** continued

Number of shares	Ordinary shares of $64\frac{2}{7}$p issued and fully paid Thousands	Convertible preference shares of $128\frac{4}{7}$p issued and fully paid Thousands	Non voting deferred shares of 0.0001p issued and cancelled Billions	*Ordinary* shares of $64\frac{2}{7}$p authorised Thousands	Convertible *preference* shares of $128\frac{4}{7}$p authorised Thousands	Non voting deferred shares of 0.0001p authorised Billions	Unclassified shares of 0.0001p authorised Billions
At 1 January 2006	**553,590**	**69,397**	-	**794,534**	**69,399**	-	-
Shares issued on employee share option schemes	**3,771**	-	-	-	-	-	-
Conversion of convertible preference shares	**23**	**(66)**	-	**132**	**(66)**	-	-
Early redemption of convertible preference shares	**25,944**	**(69,331)**	**72,462**	**25,948**	**(69,333)**	**72,462**	-
Redemption and redesignation of deferred shares	-	-	**(72,462)**	-	-	**(72,462)**	**72,462**
At 31 December 2006	**583,328**	-	-	**820,614**	-	-	**72,462**
At 1 January 2005	550,851	69,417	-	794,495	69,419	-	-
Shares issued on employee share option schemes	2,732	-	-	-	-	-	-
Conversion of convertible preference shares	7	(20)	-	39	(20)	-	-
At 31 December 2005	553,590	69,397	-	794,534	69,399	-	-

At 1 January 2006, Rexam's share capital comprised ordinary shares and convertible preference shares. The holders of convertible preference shares had a right to convert their holdings on 28 February in any year until 2015 into fully paid ordinary shares on the basis of 0.3508 new ordinary shares for each convertible preference share. Following a proposal from the Board, *shareholders* approved the compulsory conversion of all of the issued convertible preference shares into new ordinary shares at an enhanced conversion rate of 0.3742 new ordinary shares for each convertible preference share held on the record date of 13 October 2006. On 16 October 2006, the 69,331,279 issued convertible preference shares were converted into 25,943,764 new ordinary shares. As part of the conversion process the difference in value between the aggregate nominal value of the convertible preference shares prior to conversion and the aggregate nominal value of the new ordinary shares was redesignated into 72,462,081,857,143 deferred shares of 0.0001 pence each. The deferred shares were redeemed for 1p per holding on 31 December 2006 and their authorised share capital was redesignated as unclassified share capital.

28 Share based payment

Rexam's equity settled share based payment schemes comprise the Long Term Incentive Scheme (LTIS), the Executive Share Option Scheme (ESOS) and the Savings Related Share Option Scheme (SAYE). Rexam's cash settled share based payment scheme is the Phantom Stock Plan (Phantoms).

LTIS

Annual grants of options over ordinary shares are made to executive directors and certain senior executives. The Total Shareholder Return (TSR) of Rexam is measured and compared to a comparator group of listed companies. The percentage of share options that actually vest is dependent upon Rexam's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. If performance targets are met, share options vest on 1 January, three years after the start of the measurement period and can be exercised at a nominal cost to the employee. The expiry date is six years and eleven months after the grant date.

ESOS

Annual grants of options over ordinary shares are made to certain executives. All shares will vest if the performance target (annual growth rate of pre determined economic profit) is met over the three year measurement period. Share options are exercisable three years after grant date and expire ten years after grant date. The exercise price is set at market value using the average of the mid market price of a Rexam ordinary share over a three day period preceding the grant date.

SAYE

All employee SAYE schemes are open to eligible employees resident in the UK and Ireland. Annual grants of options over ordinary shares are currently made at an exercise price of 80% of the market value of Rexam shares at grant date. Share options vest three, five or seven years after grant date, depending on the scheme selected by the employee at grant and expire six months after vesting.

Phantoms

This scheme operates in the same way as the ESOS with the same terms and conditions, but is made to certain executives located outside the UK and is settled in cash.

28 Share based payment continued

The employee benefit expense recognised in relation to share based payment is set out below.

	2006 £m	2005 £m
LTIS, ESOS and SAYE equity settled schemes	**1**	6
Phantoms cash settled scheme	**(1)**	2
	-	8

The provision for phantoms at 31 December 2006 was £1m (2005: £6m). The intrinsic value of phantoms that had vested but had not been exercised at 31 December 2006 was £1m (2005: £1m).

The fair values of the share options granted during the year were calculated using the models set out below.

	Valuation model
LTIS	Monte Carlo/Binomial
ESOS	Binomial
SAYE	Black Scholes
Phantoms	Binomial

The number of options and weighted average exercise prices of all share option schemes are set out below.

	2006 Number of options	2006 Weighted average exercise price Pence	2005 Number of options	2005 Weighted average exercise price Pence
Outstanding at 1 January	**21,829,872**	**272.2**	23,616,397	235.7
Granted	**4,938,792**	**313.9**	6,023,110	298.3
Forfeited	**(3,174,632)**	**101.6**	(2,080,461)	102.2
Exercised	**(6,085,904)**	**316.2**	(5,714,064)	210.6
Expired	**-**	**-**	(15,110)	440.7
Outstanding at 31 December	**17,508,128**	**299.6**	21,829,872	272.2
Exercisable at 31 December	**2,024,787**	**336.9**	2,931,045	390.7

The exercise prices and average remaining contractual lives of share options by scheme are set out below.

	2006 Options outstanding Number	2006 Range of exercise prices Pence	2006 Weighted average remaining contractual life Years	2005 Options outstanding Number	2005 Range of exercise prices Pence	2005 Weighted average remaining contractual life Years
LTIS	**5,833,788**	**0.1**	**5.2**	6,670,161	0.1	5.1
ESOS	**7,047,050**	**196.9 to 552.7**	**7.6**	9,616,129	196.9 to 514.8	7.7
SAYE	**1,123,629**	**184.7 to 435.0**	**2.8**	1,262,623	184.7 to 400.0	3.1
Phantoms	**3,503,661**	**239.8 to 552.7**	**8.0**	4,280,959	239.8 to 514.8	7.7

The key assumptions used in valuing share options.

	2006	2005
Expected dividend growth (%)	**3.1 to 3.7**	3.4 to 4.3
Expected and historical volatility (%)	**17.4 to 30.2**	21.4 to 32.7
Risk free interest rate (%)	**4.3 to 4.6**	4.0 to 4.7
Expected life of LTIS options (years)	**3**	3
Expected life of ESOS options (years)	**5**	5
Expected life of SAYE options (3 year, 5 year and 7 year contracts) (years)	**3.2, 5.2 and 7.2**	3.2, 5.2 and 7.2
Expected life of phantoms options (years)	**3 to 10**	3 to 10
Weighted average share price (pence)	**521**	487
Weighted average fair value of options granted (pence)	**121**	135
Weighted average exercise price (pence)	**317**	262

28 Share based payment continued

The assumptions made to incorporate the effects of expected early exercise have been included by assuming an expected option life based on historical exercise patterns for each option scheme. Historical volatilities are arrived at using a period comparable with the expected life of the option. The correlation coefficient for the LTIS is calculated using the correlation matrix for the TSR simulation using three year daily historical stock price series for each company in the comparator group, including Rexam, from the beginning of the measurement date. A ten year life is initially assumed to calculate the fair value of phantoms. As the fair value is updated at each subsequent valuation the expected life is reduced for each year until exercise.

Rexam Employee Share Trust

The Group operates an employee share trust, the Rexam Employee Share Trust (the Trust), that owns 203,198 ordinary shares of 64²⁄₇p in Rexam PLC at 31 December 2006 (2005: 4,495) acquired at an average cost of £5.03 (2005: £5.20) and included in the consolidated balance sheet within retained earnings at a cost of £1m (2005: £nil). The shares are used to satisfy LTIS and certain ESOS share option exercises. The purchases are funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year have been waived. The administration expenses of the Trust are borne by the Trust. Shares are allocated by the Trust when relevant options under the schemes are exercised. The market value of the shares at 31 December 2006 was £1m (2005: £nil).

29 Acquisition of subsidiaries

(i) Details of acquisitions in 2006

	Date of acquisition	Percentage of equity acquired	Nature of activity
Egyptian Can Making Company (Ecanco)	6 February 2006	100%	Beverage Cans
Airspray NV	23 May 2006	82.8% *	Plastic Packaging
World Glory Limited (FangXin)	16 June 2006	100%	Plastic Packaging
True Pack Private Limited	25 September 2006	100%	Plastic Packaging
HTW Beverage Can (India) Private Limited	14 October 2006	51%	Beverage Cans

* At 31 December 2006 the percentage ownership had increased to 99.71%.

2006:	Ecanco £m	Airspray £m	FangXin £m	Other £m	Total £m
Consideration:					
Cash	**59**	**106**	**20**	**10**	**195**
Adjustment to Precise Technology cash consideration	-	-	-	**2**	**2**
Accrued costs	-	-	**1**	**1**	**2**
Deferred	-	-	**3**	-	**3**
	59	**106**	**24**	**13**	**202**
Carrying values at acquisition	**13**	**25**	**20**	**5**	**63**
Fair value adjustments	**17**	**21**	**(5)**	**(1)**	**32**
Fair value of net assets acquired	**30**	**46**	**15**	**4**	**95**
Goodwill	**29**	**60**	**9**	**9**	**107**
Consideration	**59**	**106**	**24**	**13**	**202**
Net borrowings/(cash) assumed	**(1)**	-	**11**	**3**	**13**
Gross consideration	**58**	**106**	**35**	**16**	**215**

Goodwill represents the value of synergies and the workforce. In accordance with IFRS3 "Business Combinations", the £2m adjustment to Precise Technology cash consideration in 2006 has been accounted for as an adjustment to goodwill in 2006.

2005:	As previously reported £m	Final fair value adjustments for Precise Technology £m	As restated £m
Consideration:			
Cash	109	-	109
Deferred	1	-	1
	110	-	110
Fair value of net liabilities/(assets) acquired	10	(8)	2
Goodwill	120	(8)	112

29 Acquisition of subsidiaries continued

(ii) Fair value tables for 2006 acquisitions

	Carrying value at acquisition £m	Fair value adjustments £m	Fair value of net assets acquired £m
Ecanco:			
Intangible assets	-	14	14
Property, plant and equipment	9	4	13
Working capital	3	-	3
Net cash	1	-	1
Deferred and current tax	-	(1)	(1)
Net assets	13	17	30
Airspray:			
Intangible assets	2	33	35
Property, plant and equipment	14	(2)	12
Working capital	9	(2)	7
Deferred and current tax	-	(8)	(8)
Net assets	25	21	46
FangXin:			
Intangible assets	-	1	1
Property, plant and equipment	28	(5)	23
Working capital	3	(2)	1
Net borrowings	(11)	-	(11)
Deferred and current tax	-	1	1
Net assets	20	(5)	15

The fair value adjustments for Ecanco comprise the recognition of intangible assets of £14m and the revaluation of property, plant and equipment of £4m less attributable tax of £1m. The fair value adjustments for Airspray comprise the revaluation of intangible assets of £33m less attributable tax of £8m, the downward revaluation of property, plant and equipment of £2m and £2m of various working capital adjustments. The fair value adjustments for FangXin comprise the recognition of intangible assets of £1m, the downward revaluation of property, plant and equipment of £5m less attributable tax of £1m, inventory provisions of £4m, the revaluation of land use rights of £1m and £1m of other working capital adjustments.

Due to the timing of the acquisitions, fair values for Ecanco, Airspray and FangXin are provisional and will be finalised in the 2007 consolidated financial statements.

	Ecanco £m	Airspray £m	FangXin £m
Operating profit included in the consolidated income statement in 2006	7	5	1

Combined pro forma sales and operating profit for 2006 relating to all 2006 acquisitions, assuming they were acquired on 1 January 2006, were £83m and £14m respectively.

29 Acquisition of subsidiaries continued

(iii) Final fair value table for Precise Technology

	Carrying value at acquisition £m	Provisional fair value adjustments in 2005 £m	Additional fair value adjustments in 2006 £m	Total fair value adjustments £m	Total fair value of net liabilities acquired £m
Intangible assets	11	30	4	34	45
Property, plant and equipment	34	-	12	12	46
Deferred tax assets	1	(1)	1	-	1
Inventories	21	-	(1)	(1)	20
Trade and other receivables	34	-	1	1	35
Cash and cash equivalents	3	-	-	-	3
Borrowings	(102)	-	-	-	(102)
Trade and other payables	(31)	(1)	(3)	(4)	(35)
Current tax liabilities	1	(1)	-	(1)	-
Deferred tax liabilities	(6)	(10)	(6)	(16)	(22)
Net (liabilities)/assets	(34)	17	8	25	(9)

(iv) Cash flows arising from acquisitions

	2006 £m	2005 £m
Cash consideration	**195**	109
Cash and cash equivalents acquired	**-**	(4)
Cash payments for prior year acquisitions	**7**	1
Net cash outflow in the cash flow statement	**202**	106

30 Disposal of subsidiaries

(i) Summary of disposal of subsidiaries

	2006 £m	2005 £m
Goodwill	**9**	7
Property, plant and equipment	**15**	54
Working capital	**5**	19
Deferred tax	**1**	1
Borrowings	**(4)**	(43)
Retirement benefit obligations	**(3)**	(6)
Net assets disposed	**23**	32
Cash proceeds	**19**	5
Loss on disposal of subsidiaries - exceptional items after tax	**(4)**	(27)

(ii) Cash flows arising from disposal of subsidiaries

	2006 £m	2005 £m
Cash proceeds net of costs	**20**	5
Cash and cash equivalents disposed	**(1)**	-
Net cash inflow in the cash flow statement	**19**	5

31 Movement in net borrowings

	Cash and cash equivalents and bank overdrafts £m	Bank loans £m	Medium term notes £m	Finance leases £m	Convertible preference shares £m	Financing derivative financial instruments £m	Net borrowings £m
At 1 January 2006	**(4)**	**(369)**	**(815)**	**(36)**	**(70)**	**74**	**(1,220)**
Acquisition of subsidiaries	**-**	**(13)**	**-**	**-**	**-**	**-**	**(13)**
Disposal of subsidiaries	**-**	**4**	**-**	**-**	**-**	**-**	**4**
Cash flow movements	**14**	**60**	**(113)**	**15**	**5**	**(4)**	**(23)**
Redemption of convertible preference shares	**-**	**-**	**-**	**-**	**69**	**-**	**69**
Non cash movements	**4**	**5**	**(30)**	**1**	**(4)**	**35**	**11**
At 31 December 2006	**14**	**(313)**	**(958)**	**(20)**	**-**	**105**	**(1,172)**
At 1 January 2005	(2)	(350)	(824)	(45)	(70)	126	(1,165)
Acquisition of subsidiaries	-	(129)	-	-	-	-	(129)
Disposal of subsidiaries	-	43	-	-	-	-	43
Cash flow movements	(11)	86	52	13	5	(22)	123
Non cash movements	9	(19)	(43)	(4)	(5)	(30)	(92)
At 31 December 2005	(4)	(369)	(815)	(36)	(70)	74	(1,220)

Financing derivative financial instruments are those that relate to underlying items of a financial nature. In 2006 and 2005 these comprised interest rate swaps and cross currency swaps. For further details on derivative financial instruments see note 24.

32 Commitments

(i) Operating lease commitments

The Group leases offices and warehouses under non cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group also leases plant and equipment under cancellable operating leases.

An analysis of the total future minimum lease payments under non cancellable operating leases is set out below.

	Property 2006 £m	Plant and equipment 2006 £m	Property 2005 £m	Plant and equipment 2005 £m
Less than 1 year	**23**	**3**	23	3
Between 1 and 5 years	**44**	**4**	53	3
Over 5 years	**64**	**-**	80	-
Total	**131**	**7**	156	6

The total future minimum sublease receipts under non cancellable operating leases is £8m (2005: £9m).

(ii) Capital commitments

	2006 £m	2005 £m
Contracts placed for future capital expenditure not provided in the consolidated financial statements:		
Property, plant and equipment	**72**	30
Intangible assets	**1**	-
	73	30

33 Contingent liabilities

	2006 £m	2005 £m
Guarantees of borrowings	**7**	6

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these consolidated financial statements against those claims which the Board consider are likely to result in significant liabilities.

Five year financial summary

		2006 £m	2005 restated[1] £m	2004 £m	2003[2] £m	2002[2] £m
Consolidated income statement						
Continuing operations		**3,738**	3,237	3,081	3,052	2,894
Discontinued operations		**-**	-	-	134	266
Sales		**3,738**	3,237	3,081	3,186	3,160
Continuing operations		**415**	409	389	332	305
Discontinued operations		**-**	-	-	12	15
Underlying operating profit[3]		**415**	409	389	344	320
Share of underlying post tax profits of associates and joint ventures		**1**	3	1	-	-
Net underlying interest expense		**(90)**	(76)	(65)	(73)	(83)
Retirement benefits net finance cost		**(23)**	(29)	(32)	(32)	(11)
Underlying proft before tax[3]		**303**	307	293	239	226
Exceptional items		**4**	24	(18)	(166)	(245)
Goodwill amortisation		**-**	-	-	(70)	(68)
Profit/(loss) before tax		**307**	331	275	3	(87)
Tax		**(84)**	(108)	(71)	(44)	(64)
Profit/(loss) after tax		**223**	223	204	(41)	(151)
Consolidated balance sheet						
Goodwill and other intangible assets		**1,532**	1,510	1,292	1,195	1,154
Property, plant and equipment		**1,191**	1,186	1,157	1,262	1,122
Retirement benefit obligations (net of tax)		**(365)**	(548)	(538)	(496)	(406)
Other net assets		**63**	81	51	31	38
Underlying net assets		**2,421**	2,229	1,962	1,992	1,908
Shareholders' equity		**1,247**	1,009	894	804	544
Minority interests		**2**	-	-	19	9
Total equity		**1,249**	1,009	894	823	553
Net borrowings		**1,172**	1,220	1,068	1,169	1,355
Capital employed		**2,421**	2,229	1,962	1,992	1,908
Statistics						
Underlying return on sales[3]	%	**11.1**	12.6	12.6	10.8	10.1
Underlying earnings per share[3]	Pence	**40.6**	39.5	37.5	33.8	34.3
Basic earnings/(loss) per share	Pence	**39.7**	40.4	36.2	(9.5)	(34.5)
Dividends per ordinary share[4]	Pence	**19.0**	18.12	17.25	16.4	15.6
Interest cover[5]	Times	**5**	6	6	5	4
Capital expenditure	£m	**214**	176	174	165	173
Gearing	%	**94**	121	119	142	245
Average number of employees	Number	**24,200**	21,700	22,300	21,800	20,600

[1] Restated for a change in accounting policy for exceptional items and for the final fair value adjustments applied to the Precise Technology acquisition.
[2] Not restated for IFRS.
[3] Before exceptional items.
[4] Includes proposed final dividends in 2006, 2005 and 2004, which in accordance with IFRS accounting requirements have not been accrued in the related consolidated financial statements.
[5] Interest cover is based on underlying operating profit and net underlying interest expense excluding convertible preference dividends.

Rexam PLC company financial statements 2006

Contents Page

Statement of directors' responsibilities on the company financial statements

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company for that year. Under that law the directors have prepared the financial statements in accordance with UK accounting standards and the Remuneration Report in accordance with applicable law. In preparing those financial statements the directors are required to:

(i) Select suitable accounting policies and then apply them consistently.
(ii) Make judgements and estimates that are reasonable and prudent.
(iii) State that the financial statements comply with UK GAAP.
(iv) Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the company financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Rexam PLC

We have audited the parent company financial statements of Rexam PLC for the year ended 31 December 2006 which comprise the Rexam PLC balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of Rexam PLC for the year ended 31 December 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only What we do, What is our strategy?, 2006 in summary, Chairman's Statement, Business Review, Directors and Officers, Directors' Report, Corporate Governance Report, the unaudited part of the Remuneration Report, Statement of Directors' Responsibilities, Five year financial summary and Shareholder information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006;
- the parent company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 February 2007

Notes: (a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. (b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Rexam PLC balance sheet

As at 31 December

	Notes	2006 £m	2005 £m
Fixed assets			
Tangible assets	4	**6**	5
Investments in subsidiaries	5	**3,679**	3,717
Derivative financial instruments	10	**105**	72
		3,790	3,794
Current assets			
Debtors receivable within one year	7	**31**	11
Derivative financial instruments	10	**9**	15
Cash at bank and in hand		**-**	6
		40	32
Creditors: amounts falling due within one year			
Borrowings	9	**(159)**	(79)
Derivative financial instruments	10	**(9)**	(12)
Other creditors	8	**(270)**	(254)
		(438)	(345)
Net current liabilities		**(398)**	(313)
Total assets less current liabilities		**3,392**	3,481
Creditors: amounts falling due after more than one year			
Borrowings	9	**(1,103)**	(1,166)
Other creditors	8	**(496)**	(568)
		(1,599)	(1,734)
Provisions for liabilities and charges	11	**-**	(1)
Net assets		**1,793**	1,746
Capital and reserves			
Ordinary share capital		**375**	356
Convertible preference share capital		**-**	1
Share premium account		**759**	748
Capital redemption reserve		**351**	279
Profit and loss reserve		**153**	207
Other reserves		**155**	155
Total capital and reserves	12	**1,793**	1,746

Approved by the Board on 20 February 2007

Rolf Börjesson, Chairman

David Robbie, Finance Director

Notes to the company financial statements

1 Principal accounting policies

The financial statements of Rexam PLC are prepared under UK GAAP using the historical cost convention as modified by the revaluation of certain financial instruments and in accordance with applicable accounting standards. As permitted by section 230 of the Companies Act 1985, the profit and loss account is not presented.

Foreign currencies
All exchange differences arising on foreign currencies are taken to the profit and loss account.

Interest
Interest on cash and cash equivalents and borrowings held at amortised cost is recognised in the profit and loss account using the effective interest method. Interest includes exchange differences arising on cash and cash equivalents and borrowings. Interest includes all fair value gains and losses on derivative financial instruments, and corresponding adjustments to hedged items under designated fair value hedging relationships, where they relate to financing activities and are recognised in the profit and loss account. Interest includes dividends paid on convertible preference shares.

Retirement benefits
The pension rights of Rexam PLC employees are dealt with through a self administered scheme, the assets of which are held independently of the Group's finances. The scheme is a defined benefit scheme that is funded partly by contributions from members and partly by contributions from Rexam PLC and its subsidiaries at rates advised by independent professionally qualified actuaries. In accordance with FRS17, Rexam PLC accounts for its contributions as though it were a defined contribution scheme. This is because the underlying assets and liabilities of the scheme cover Rexam PLC and a number of its subsidiaries and it cannot be split between each subsidiary on a consistent and reasonable basis. Full details of the scheme and its deficit can be found in note 25 to the consolidated financial statements.

Share based payment
Rexam PLC operates various share settled share option schemes. The services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date and recognised in the profit and loss account, together with a corresponding increase in shareholders' funds. Share settled share options granted directly to subsidiary company employees are treated as a capital contribution to the subsidiary. The capital contribution is measured by reference to the fair value of the share options and recognised as an increase in the cost of investment with a corresponding increase in shareholder's funds. The recognition of the fair value is based on a straight line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. FRS20 has been applied to share settled share options granted after 7 November 2002. The Rexam Employee Share Trust holds shares in Rexam PLC which are presented as a deduction from shareholders' funds.

Tangible fixed assets
Tangible fixed assets are stated in the balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments. Depreciation is provided on all tangible fixed assets. Assumed lives vary according to the class of asset as follows:

Computer hardware and software	2 to 7 years
Fixtures and fittings	4 to 10 years

Investment in joint venture
The investment in the joint venture is stated at cost less provisions for impairment where appropriate.

Investments in subsidiaries
Investments in subsidiaries are stated at cost less provisions for impairment where appropriate.

Dividends
Under FRS21, final ordinary dividends payable to the shareholders of Rexam PLC are recognised in the period that they are approved by the shareholders. Interim ordinary dividends payable are recognised in the period that they are paid. Dividends receivable are recognised when the Company's right to receive payment is established.

1 Principal accounting policies continued

Financial instruments

Derivative financial instruments are measured at fair value. Derivative financial instruments utilised by the Company include interest rate swaps, cross currency swaps, forward foreign exchange contracts and forward aluminium commodity contracts.

Certain derivative financial instruments are designated as hedges in line with the Company's risk management policies. Hedges are classified as follows:

(i) Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.

(ii) Cash flow hedges where they hedge exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

For fair value hedges, any gain or loss from remeasuring the hedging instrument at fair value is recognised in the profit and loss account. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the profit and loss account.

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in reserves, with any ineffective portion recognised in the profit and loss account. When hedged cash flows result in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in reserves are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in reserves are transferred to the profit and loss account in the same period in which the hedged cash flows affect the profit and loss account.

Any gains or losses arising from changes in fair value of derivative financial instruments not designated as hedges are recognised immediately in the profit and loss account.

Borrowings (excluding convertible preference shares) are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk.

On 16 October 2006 the convertible preference shares were redeemed as described in note 27 to the consolidated financial statements. Prior to redemption, they were split into a liability component and an equity component. On issue, the fair value of the liability component was determined using a market rate for an equivalent non convertible bond and recognised in borrowings on an amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds of the issue was allocated to the conversion option that was recognised in preference share capital. The change in value of the conversion option, other than on conversion or redemption, in subsequent accounting periods was not recognised in the financial statements. Dividends on convertible preference shares were charged as interest in the profit and loss account.

Debtors are measured at amortised cost less any provision for impairment. Debtors are discounted when the time value of money is considered material.

Disclosures have been made on financial instruments as required by the Companies Act 1985. Rexam PLC is exempt from the disclosure requirements of FRS25.

2 Employee costs and numbers

	2006 £m	2005 £m
Employee costs including directors:		
Wages and salaries	**11**	15
Social security	**2**	2
Share based payment	**1**	4
Retirement benefits	**9**	9
	23	30

For details of directors' remuneration see the Remuneration Report.

	2006 Number	2005 Number
Average employee numbers	**124**	128

3 Equity dividends

For details of equity dividends see note 10 to the consolidated financial statements.

4 Tangible assets

	Computer hardware and software £m	Fixtures and fittings £m	Total £m
Cost:			
At 1 January 2006	**11**	**2**	**13**
Additions	**3**	**-**	**3**
Disposals	**(1)**	**-**	**(1)**
At 31 December 2006	**13**	**2**	**15**
Accumulated depreciation:			
At 1 January 2006	**(7)**	**(1)**	**(8)**
Disposals	**1**	**-**	**1**
Depreciation for the year	**(2)**	**-**	**(2)**
At 31 December 2006	**(8)**	**(1)**	**(9)**
Carrying value at 31 December 2006	**5**	**1**	**6**
Cost:			
At 1 January 2005	8	1	9
Additions	3	1	4
At 31 December 2005	11	2	13
Accumulated depreciation:			
At 1 January 2005	(4)	(1)	(5)
Depreciation for the year	(3)	-	(3)
At 31 December 2005	(7)	(1)	(8)
Carrying value at 31 December 2005	4	1	5

The net book value of tangible fixed assets at 31 December 2006 includes finance leased assets of £nil (2005: £1m).

5 Investments in subsidiaries

	Shares £m	Loans £m	Total £m
At 1 January 2006	**1,004**	**2,713**	**3,717**
Exchange differences	**-**	**(89)**	**(89)**
Additions/advances	**4**	**213**	**217**
Impairment	**(6)**	**-**	**(6)**
Repayments	**-**	**(160)**	**(160)**
At 31 December 2006	**1,002**	**2,677**	**3,679**
At 1 January 2005	848	2,254	3,102
Exchange differences	-	25	25
Acquisitions/advances	-	625	625
Disposals/repayments	-	(191)	(191)
Write back of impairment	156	-	156
At 31 December 2005	1,004	2,713	3,717

For details of the main subsidiaries of Rexam PLC see note 14 to the consolidated financial statements.

The impairment in 2006 results from the payment of a dividend by a subsidiary comprising the majority of the assets of that subsidiary.

6 Investment in joint venture

	2006 £m	2005 £m
At 1 January	-	3
Additions	-	-
Disposals	-	(3)
At 31 December	-	-

7 Debtors receivable within one year

	2006 £m	2005 £m
Trade debtors	**3**	2
Due from subsidiaries	**26**	4
Prepayments	**1**	1
Other debtors	**1**	4
	31	11

8 Other creditors

	2006 £m	2005 £m
Amounts falling due within one year:		
Trade creditors	**(2)**	(1)
Due to subsidiaries	**(262)**	(241)
Other tax and social security	**(3)**	(3)
Accruals	**(2)**	(8)
Other liabilities	**(1)**	(1)
	(270)	(254)
Amounts falling due after more than one year:		
Due to subsidiaries	**(494)**	(567)
Other liabilities	**(2)**	(1)
	(496)	(568)

9 Borrowings

	2006 £m	2005 £m
Unsecured:		
Bank overdrafts	**(33)**	(22)
Bank loans	**(271)**	(337)
Medium term notes	**(958)**	(815)
Finance leases	-	(1)
Convertible preference shares	-	(70)
	(1,262)	(1,245)
Repayment analysis:		
Amounts falling due after more than one year:		
In more than one year but not more than two years	**(6)**	(388)
In more than two years but not more than five years	**(641)**	(708)
In more than five years	**(456)**	(70)
	(1,103)	(1,166)
Amounts falling due within one year	**(159)**	(79)
	(1,262)	(1,245)

Finance lease minimum lease payments of £nil are due within one year (2005: £1m).

In 2006 a fair value gain of £2m (2005: loss £2m) on medium term notes under a designated fair value hedge relationship was included in retained profit for the year.

10 Derivative financial instruments

	2006 £m	2005 £m
Fixed assets	**105**	72
Current assets	**9**	15
Creditors: amounts falling due within one year	**(9)**	(12)
	105	75
Fair value of derivative financial instruments at 31 December:		
Cross currency swaps	**102**	74
Interest rate swaps	**3**	-
Forward aluminium commodity contracts	**-**	1
	105	75

Cross currency swaps
At 31 December 2006 Rexam PLC had two cross currency swaps outstanding. The first swapped sterling for US dollars with principal amounts of £250m and $356m respectively (2005: £250m and $356m), whereby interest is receivable at fixed rates of 7.1% (2005: 7.1%) and payable at floating rates plus a margin. The second swapped sterling for US dollars with principal amounts of £120m and $194m respectively (2005: £170m and $280m), whereby interest is receivable and payable at floating rates plus a margin. The cross currency swaps mature between 2007 and 2009 (2005: between 2006 and 2009). Market values were used to determine their fair value. In 2006 fair value gains of £45m (2005: losses £33m) in respect of cross currency swaps were included in retained profit for the year.

Forward aluminium commodity contracts
At 31 December 2006 Rexam PLC had forward aluminium commodity contracts, entered into on behalf of a subsidiary, with principal amounts of $14m (2005: $34m). The contracts mature in 2007 (2005: between 2006 and 2007). Their fair value has been determined by marking those contracts to market at prevailing forward aluminium prices. In 2006 fair value losses of £1m (2005: £nil) in respect to forward aluminium commodity contracts were included in retained profit for the year.

Interest rate swaps
At 31 December 2006 Rexam PLC had interest rate swap contracts with principal amounts of €510m and $356m (2005: €510m and $356m), whereby interest is payable at fixed interest rates varying from 3.8% to 4.7% (2005: 3.8% to 4.7%), and interest rate swap contracts with principal amounts of €710m, Czech Krone 150m and £120m (2005: €510m, Czech Krone 150m and £120m), whereby interest is receivable at fixed interest rates varying from 2.7% to 7.1% (2005: 2.7% to 7.1%). These interest rate swaps all settle against the appropriate prevailing LIBOR rate, in some cases adjusted by a margin. The interest rate swaps mature between 2007 and 2013 (2005: 2007 and 2009). Their fair value has been determined by discounting their cash flows at prevailing interest rates. In 2006, fair value gains of £3m (2005: £6m) in respect of interest rate swaps were included in retained profit for the year.

Forward foreign exchange contracts
At 31 December 2006 Rexam PLC had forward foreign exchange contracts with principal amounts equivalent to £109m (2005: £79m). The contracts mature in 2007 (2005: in 2006). Their fair value has been determined by marking those contracts to market against prevailing forward foreign exchange rates. In 2006 fair value gains of £1m (2005: £1m) in respect of forward foreign exchange contracts were included in retained profit for the year.

Forward energy commodity contracts
At 31 December 2006 Rexam PLC had forward gas and electricity commodity contracts, entered into on behalf of a subsidiary, with principle amounts of $9m and €7m respectively (2005: $nil and €nil). The gas contracts mature in 2007 and 2008 and the electricity contracts in 2007.

For details of the financial risk management objectives and policies and principal financial risks see note 24 to the consolidated financial statements.

11 Provisions

	2006 £m	2005 £m
At 1 January	**(1)**	(2)
Utilised	**1**	1
At 31 December	**-**	(1)

Provisions wholly relate to long term incentive schemes.

12 Capital and reserves

	Ordinary share capital £m	Convertible preference share capital £m	Deferred share capital £m	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Other reserves £m	Total equity £m
At 1 January 2006	**356**	**1**	**-**	**748**	**279**	**207**	**155**	**1,746**
Retained loss for the year	**-**	**-**	**-**	**-**	**-**	**(46)**	**-**	**(46)**
Share options value of services provided	**-**	**-**	**-**	**-**	**-**	**1**	**-**	**1**
Share options proceeds from shares issued	**2**	**-**	**-**	**11**	**-**	**-**	**-**	**13**
Share options cost of investment	**-**	**-**	**-**	**-**	**-**	**4**	**-**	**4**
Purchase of Rexam shares by Employee Share Trust	**-**	**-**	**-**	**-**	**-**	**(4)**	**-**	**(4)**
Early redemption of convertible preference shares	**17**	**(1)**	**72**	**-**	**-**	**(9)**	**-**	**79**
Redemption of deferred shares	**-**	**-**	**(72)**	**-**	**72**	**-**	**-**	**-**
At 31 December 2006	**375**	**-**	**-**	**759**	**351**	**153**	**155**	**1,793**
At 1 January 2005	354	1	-	741	279	(96)	155	1,434
Retained profit for the year	-	-	-	-	-	302	-	302
Share options value of services provided	-	-	-	-	-	4	-	4
Share options proceeds from shares issued	2	-	-	7	-	-	-	9
Purchase of Rexam shares by Employee Share Trust	-	-	-	-	-	(3)	-	(3)
At 31 December 2005	356	1	-	748	279	207	155	1,746

The profit after tax for the financial year dealt with in the financial statements of Rexam PLC is £57m (2005: £399m). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The profit and loss reserve of £153m (2005: £207m) arose partly as a result of a provision of £214m against certain investments in subsidiaries in 2001 of which £156m was reversed in 2005. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the remaining provision of £58m does not impact the distributable reserves of Rexam PLC which were £207m at 31 December 2006 (2005: £265m).

For details of ordinary shares, convertible preference shares and deferred shares see note 27 to the consolidated financial statements.

13 Share based payment

Rexam PLC's equity settled share based payment schemes comprise the Long Term Incentive Scheme (LTIS), the Executive Share Option Scheme (ESOS) and the Savings Related Share Option Schemes (SAYE). For further information on these schemes, including the valuation models and assumptions used, see note 28 to the consolidated financial statements.

The number of options and weighted average exercise prices of share option schemes relating to Rexam PLC is set out below.

	2006 Number of options	2006 Weighted average exercise price Pence	2005 Number of options	2005 Weighted average exercise price Pence
Outstanding at 1 January	**8,206,853**	**176.5**	9,176,816	140.3
Granted	**1,572,720**	**132.2**	2,437,476	182.2
Forfeited	**(2,010,099)**	**36.3**	(1,263,672)	34.6
Exercised	**(1,863,435)**	**273.9**	(2,148,426)	112.2
Transfers	**12,326**	**339.9**	4,659	305.2
Outstanding at 31 December	**5,918,365**	**182.0**	8,206,853	176.5
Exercisable at 31 December	**595,129**	**318.6**	903,815	385.1

13 Share based payment continued

The exercise prices and average remaining contractual lives of share options relating to Rexam PLC by scheme are set out below.

	2006 Options outstanding Number	2006 Range of exercise prices Pence	2006 Weighted average remaining contractual life Years	2005 Options outstanding Number	2005 Range of exercise prices Pence	2005 Weighted average remaining contractual life Years
LTIS	**3,467,988**	**0.1**	**5.1**	4,482,334	0.1	5.1
ESOS	**2,279,437**	**209.7 to 552.7**	**7.4**	3,555,974	209.7 to 475.7	7.6
SAYE	**170,940**	**280.3 to 435.0**	**2.5**	168,545	280.3 to 400.0	2.9

For details of the Rexam Employee Share Trust see note 28 to the consolidated financial statements.

14 Operating lease commitments

Operating lease rentals payable in 2007 relating to contracts expiring after five years are £1m (2005: £1m payable in 2006 and expiring after five years).

15 Contingent liabilities

	2006 £m	2005 £m
Guarantees	**87**	57

Shareholder information

Registered office

Rexam PLC, 4 Millbank, London SW1P 3XR, United Kingdom
Telephone +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109
Registered in England and Wales number 191285

Rexam website

www.rexam.com

The Rexam website includes an Investors section which contains comprehensive information on the Group alongside details of its strategy. You can find information such as historic share prices, the real time price of the Company's shares and a share value calculator. Corporate Governance and links to our Corporate Responsibility pages can also be viewed there. Press releases, stock exchange announcements and other useful links to the Group's operations are also available. In addition, copies of earlier publications such as Annual Reports and Annual Reviews, Interim Reports, the Consumer Packaging Report 2005 and the bi-annual editions of Rexam World can be downloaded or viewed online.

Registrar

www.shareview.co.uk

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom.
Telephone +44 (0)870 241 3931

For enquiries concerning your shareholding, dividends or the AGM 2007, and to report changes to your personal details, please contact the Company's Registrar, Lloyds TSB Registrars.

Lloyds TSB Registrars also provide online access to a range of shareholder information on the Lloyds Shareview website. You can view your shareholding in Rexam, find practical help to update your personal details and register to receive the Annual Review. There is also a facility to buy or sell your Rexam ordinary shares online. Your shareholder reference number, shown on share certificates and tax vouchers, will enable you to view your shareholding on the website.

Alternatively, for general enquiries you may also contact the Company Secretary's department at Rexam PLC or email investor.relations@rexam.com.

Annual Report and Annual Review

Shareholders who receive the Annual Report but who wish to receive the Annual Review should telephone or write to Lloyds TSB Registrars. If you have received more than one copy of the Annual Report or Annual Review you may be registered under more than one shareholder reference number. To amalgamate your accounts please contact Lloyds TSB Registrars.

Stock exchange listing

The Company's ordinary shares are listed with the UK Listing Authority and admitted to trading on the London Stock Exchange, being classified under the FTSE General Industrials sector. In the US, ordinary shares are listed on the Nasdaq Stock Exchange in the form of American Depositary Receipts.

Financial calendar 2007

The following dates are given for information purposes. Please check the Rexam website nearer to the expected date to ensure it has not changed.

20 February	Announcement of 2006 Final Results
3 May	Annual General Meeting 2007
9 May	Ex-dividend date for 2006 final ordinary share dividend
11 May	Record date for 2006 final ordinary share dividend
6 June	Payment date for 2006 final ordinary share dividend
31 July	Announcement of 2007 Interim Results
6 November	Proposed payment date for 2007 interim ordinary share dividend
31 December	Financial year end

Dividends

Dividend payments

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2006	7.9	11.10.06	13.10.06	02.11.06
Proposed final 2006	11.1	09.05.07	11.05.07	06.06.07
Preference shares	3.875	08.03.06	10.03.06	31.03.06
Preference shares	3.875	06.09.06	08.09.06	02.10.06

Dividend mandate

Shareholders who wish their dividends to be paid directly to a bank or building society account and have not already completed a dividend mandate form should contact Lloyds TSB Registrars. Alternatively, a dividend mandate form may be downloaded from the Lloyds Shareview website or from the Investors section on the Rexam website. Dividends can also be paid directly into certain foreign banks. For details of those countries for which this service is offered, please contact Lloyds TSB Registrars or download the list of countries from the Rexam website.

Dividend reinvestment plan

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investors section on the Rexam website, by contacting the Share Dividend Team at Lloyds TSB Registrars or on the Lloyds Shareview website. The last date for receipt of instructions to reinvest the final 2006 dividend, payable on 6 June 2007, is 15 May 2007.

Capital gains tax

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October 1998 were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

2003 Rights issue

Qualifying shareholders were offered new ordinary shares at a price of 255 pence per new ordinary share on the following basis: 2 new ordinary shares for every 11 existing ordinary shares held and 1 new ordinary share for every 15.6749 existing preference shares held.

Early conversion of Preference Shares

At an Extraordinary General Meeting and Separate Class Meeting on 5 October 2006, shareholders approved the conversion of all of the preference shares into new ordinary shares. The conversion was effected at an enhanced conversion rate of 0.3742 new ordinary shares for each preference share held on the record date of 13 October 2006. All preference share certificates were cancelled.

Shareholders with a UK address holding 4,000 or fewer preference shares could elect to sell their holding of new ordinary shares arising on conversion. Such new ordinary shares were sold on 16 October 2006 at £5.86 per share.

American Depositary Receipts (ADRs)

www.adr.com/shareholder

JPMorgan Chase Bank, N.A., JPMorgan Service Center,
PO Box 3408, South Hackensack, NJ 07606-3408, USA
Telephone +1 201 680 6630
Telephone toll free within the USA +1 800 990 1135
Email adr@jpmorgan.com

Rexam has an ADR programme for which JPMorgan Chase Bank, N.A. acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. The Depositary receives the sterling dividends payable to ADR holders and makes the equivalent payment in US dollars. The Depositary also operates a dividend reinvestment plan for ADR holders.

Personal Equity Plans (PEPs) and individual savings accounts (ISAs)

www.halifax.co.uk/sharedealing

Halifax Share Dealing PEP and ISA Department, Trinity Road, Halifax, West Yorkshire HX1 2RG, United Kingdom
Telephone +44 (0)870 600 9966
Email customercare.hsdl@halifax.co.uk

Halifax Share Dealing administers the existing Rexam PEPs and offers an ISA to UK residents.

ShareGift

www.sharegift.org

Telephone +44 (0)20 7828 1151

ShareGift, an independent charity share donation scheme, was set up in 1996 to provide a charitable solution to the problem of unwanted small holdings of shares. If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell, you may wish to consider donating them to charity through ShareGift. A share transfer form can be obtained from Lloyds TSB Registrars or the Company Secretary's Department at Rexam PLC.

Analysis of ordinary shareholders

At 16 February 2007

	Holdings number	%	Shares number	%
Category				
Individuals	17,342	72	22,538,682	4
Insurance companies and pension funds	9	-	138,087	-
Banks and nominees	6,241	26	547,481,526	94
Other corporate holders	564	2	13,206,005	2
	24,156	100	583,364,300	100
Size of holdings				
Up to 2,000 shares	18,534	76	14,060,122	2
2,001 – 20,000 shares	4,823	20	21,218,829	4
20,001 – 100,000 shares	375	2	19,046,719	3
Over 100,000 shares	424	2	529,038,630	91
	24,156	100	583,364,300	100

Fraudulent transactions

The Financial Services Authority (FSA) has recently released a statement warning all UK shareholders of the potential dangers of unsolicited investment advice, more commonly know as 'boiler room scams'. For further details on this type of scheme and how it can affect shareholders, and for information on how to report such transactions, please refer to the FSA website, www.fsa.gov.uk. Alternatively, you can telephone the FSA by calling 0845 606 1234 from within the UK or +44 (0)20 7066 1000 from outside the UK.

Addresses

Head office

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

Main overseas service centres

Asia Pacific
Rexam Asia Limited
Room 1211-1220
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong
Tel +852 2291 7000
Fax +852 2802 1768

Simon Jennings
Director of Asia Pacific Administration and Managing Director Beverage Can Asia Pacific

USA
Rexam Inc
4201 Congress Street
Suite 340
Charlotte
NC 28209
USA
Tel +1 704 551 1500
Fax +1 704 551 1572

Frank Brown
Director of US Administration

Sector headquarters

Rexam Beverage Can
Europe & Asia
100 Capability Green
Luton
Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Beverage Can
North America
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 8088

Rexam Beverage Can
South America
Av. Luis Carlos Prestes
290 - sala 101
Barra da Tijuca
Rio de Janeiro - RJ
CEP: 22.775-055
Brazil
Tel +55 21 2104 3300
Fax +55 21 2104 3401

Rexam Plastic Packaging
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

Rexam Glass
Gr. Drakenburger Str.132
DE-31582
Nienburg
Germany
Tel +49 (0)5021 850
Fax +49 (0)5021 854 88

For details of our individual operations please refer to our website **www.rexam.com**



Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
www.rexam.com

END